UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): October 26, 2026 (October 25, 2026)

RANGE RESOURCES CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-12209	34-1312571
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 Throckmorton Street, Suite 1200

Fort Worth, Texas 76102

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (817) 870-2601

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	RRC	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On October 25, 2026, Range Resources Corporation, a Delaware corporation (“Range”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with EQT Corporation, a Pennsylvania corporation (“EQT”), EQT Holdings LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of EQT, Rhino Merger Sub Inc., a Delaware corporation and an indirect wholly owned subsidiary of EQT (“Merger Sub”), and Rhino Merger Sub LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of EQT (“LLC Sub”).

Upon the terms and subject to the conditions set forth in the Merger Agreement, which has been unanimously approved by the board of directors of Range and the board of directors of EQT (the “EQT Board”), Merger Sub will merge with and into Range (the “First Merger”), with Range surviving as an indirect wholly owned subsidiary of EQT (the “First Step Surviving Corporation”), and as the second step in a single integrated transaction with the First Merger, the First Step Surviving Corporation will merge with and into LLC Sub (the “Second Merger” and, together with the First Merger, the “Mergers”), with LLC Sub surviving the Second Merger as an indirect wholly owned subsidiary of EQT.

At the effective time of the First Merger (the “Effective Time”), among other things, each share of common stock, par value $0.01 per share, of Range (“Range Common Stock”) that is issued and outstanding immediately prior to the Effective Time (including Range restricted stock awards but excluding Excluded Shares (as defined in the Merger Agreement)) will be converted into the right to receive, without interest, 0.987 (the “Exchange Ratio”) shares of common stock, no par value, of EQT (“EQT Common Stock”). Cash will be paid in lieu of any fractional shares of EQT Common Stock that otherwise would have been issued to any Range stockholder in the Mergers. Following the closing of the Mergers (the “Closing”), Range’s existing stockholders and EQT’s existing stockholders will own approximately 27% and 73%, respectively, of the combined company on a fully diluted basis.

Governance

In the Merger Agreement, EQT has agreed to increase the size of the EQT Board to 12 members and appoint Dennis L. Degner and one other individual selected by Range (who shall satisfy the independence requirements of the New York Stock Exchange (the “NYSE”) with respect to service on the EQT Board), after reasonable consultation with EQT and with the consent of EQT (not to be unreasonably withheld, conditioned or delayed) (the “Range Designees”), to the EQT Board at the Effective Time. EQT has also agreed that, following the Closing, EQT will take all necessary action to nominate the Range Designees for election to the EQT Board at the first annual meeting of shareholders of EQT thereafter.

Conditions to the Mergers

The completion of the First Merger is subject to the satisfaction or waiver of certain closing conditions, including (i) the adoption of the Merger Agreement by the holders of a majority of the voting power of the outstanding shares of Range Common Stock entitled to vote thereon (the “Range Stockholder Approval”) at a special meeting of Range stockholders to be held in connection with the Mergers (including any adjournments or postponements thereof, the “Range Stockholders’ Meeting”), (ii) the approval of the issuance of the shares of EQT Common Stock in connection with the First Merger (such shares, the “EQT Shares” and such issuance, the “Share Issuance”) by a majority of the votes cast (the “EQT Shareholder Approval”) at a special meeting of EQT shareholders to be held in connection with the Mergers (including any adjournments or postponements thereof, the “EQT Shareholders’ Meeting”), (iii) the EQT Shares being approved for listing on the NYSE, (iv) there being no law, injunction, order or decree prohibiting consummation of the transactions contemplated by the Merger Agreement (the “Transactions”), (v) the expiration or termination of (a) all waiting periods (and any extensions thereof) applicable to the Transactions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (b) any commitment to, or any agreement with, any governmental entity to delay the consummation of the Transactions or to not consummate the Transactions before a certain date (such condition, the “HSR Act Condition”), (vi) the effectiveness of the registration statement on Form S-4 to be filed by EQT with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to which the EQT Shares will be registered, (vii) no Company Material Adverse Effect and no Parent Material Adverse Effect (each as defined in the Merger Agreement) having occurred since the date of the Merger Agreement, and (viii) subject to certain materiality qualifications and exceptions, the accuracy of each party’s representations and warranties and each party’s compliance with, or waiver of its obligations under, if permissible, its covenants in the Merger Agreement.

Non-Solicitation of Competing or Alternative Proposals

Each of Range and EQT has agreed, subject to certain exceptions with respect to unsolicited proposals, not to directly or indirectly solicit competing acquisition proposals or to enter into discussions concerning, or provide confidential information in connection with, any alternative acquisition proposals. However, if, after the date of the Merger Agreement but prior to obtaining its requisite shareholder approval relating to the Mergers, Range or EQT receives an unsolicited, bona fide written acquisition proposal from a third party that did not result from a material breach of the non-solicitation provisions of the Merger Agreement and its board of directors concludes in good faith, after consultation with its financial advisors and outside legal counsel, that such unsolicited, bona fide written acquisition proposal constitutes, or would reasonably be expected to result in, a superior offer, Range or EQT, as applicable, may furnish non-public information regarding it or any of its subsidiaries and engage in discussions and negotiations with such third party in response to such unsolicited, bona fide written acquisition proposal; provided that Range or EQT, as applicable, provides notice and furnishes any non-public information provided to the maker of the acquisition proposal to the other party substantially concurrently with providing such non-public information to the maker of the acquisition proposal.

Termination Rights

The Merger Agreement contains certain termination rights for both Range and EQT, including the right of either party, subject to certain limitations specified therein, to terminate the Merger Agreement if the First Merger is not consummated on or prior to October 25, 2027 (the “End Date”), which date will be automatically extended until April 25, 2028 if all of the conditions to Closing, other than the condition relating to the absence of law, injunction, order or decree prohibiting consummation of the Transactions or the HSR Act Condition, have been satisfied or waived or are capable of being satisfied at such time. The Merger Agreement may also be terminated by the mutual written consent of Range and EQT. In addition, the Merger Agreement may be terminated by either Range or EQT if (i) any injunction or other law has been issued, entered, enacted, promulgated or become effective, permanently restraining, enjoining or otherwise prohibiting or making illegal the consummation of the Mergers and such injunction or other law has become final and nonappealable, (ii) the Range Stockholders’ Meeting has concluded and the Range Stockholder Approval has not been obtained or (iii) the EQT Shareholders’ Meeting has concluded and the EQT Shareholder Approval has not been obtained.

The Merger Agreement also contains reciprocal provisions granting either party the right to terminate the Merger Agreement for certain reasons, including (a) if the other party has breached or failed to perform its representations, warranties, covenants or other agreements set forth in the Merger Agreement, which breach or failure (x) would give rise to a failure of certain of the conditions to the non-breaching party’s obligations to consummate the Mergers and (y) is incapable of being cured prior to the End Date or the breaching party is not diligently attempting to cure such breach or failure, and (b) prior to the receipt of the Range Stockholder Approval or the EQT Shareholder Approval, as applicable, in the event the board of directors of the other party changes its recommendation or if the other party willfully breaches its obligations under the non-solicit covenant in a manner that materially impedes, interferes with or hinders the consummation of the Transactions.

Upon termination of the Merger Agreement under certain circumstances specified therein, (i) Range will be required to pay EQT a termination fee equal to $423 million, and (ii) EQT will be required to pay Range a termination fee equal to $1,148 million.

Treatment of Range Equity Awards

At the Effective Time, (i) each outstanding Range restricted stock unit award subject solely to time-based vesting (other than any Range restricted stock unit award or performance share unit award that vests solely as a result of the Closing pursuant to its terms (each, a “Single-Trigger Award”)) will be assumed by EQT and converted into a time-based restricted stock unit award with respect to a number of shares of EQT Common Stock determined based upon the Exchange Ratio, (ii) each outstanding Range performance share unit award (other than any Single-Trigger

Award) will be deemed earned at the greater of (x) actual performance determined as of the date of Closing (or a date reasonably proximate thereto for administrative practicability) and (y) the target level of performance (the “Earned PSUs”) and be assumed by EQT and converted into a time-based restricted stock unit award with respect to a number of shares of EQT Common Stock determined based upon the Exchange Ratio, which will vest based on continued employment through the end of the originally applicable performance period, (iii) each outstanding Single-Trigger Award will vest and be cancelled and converted into the right to receive a number of shares of EQT Common Stock determined based upon the Exchange Ratio (with any performance share unit award deemed earned on the same basis as the Earned PSUs) and all accumulated dividend equivalents thereon, subject to the holder’s execution and delivery of a release of claims, and (iv) each outstanding deferred unit in respect of a share of Range Common Stock will be assumed by EQT and converted into a deferred unit in respect of a number of shares of EQT Common Stock determined based upon the Exchange Ratio. Assumed awards will otherwise generally remain subject to the same terms and conditions that applied before the Effective Time.

Other Terms of the Merger Agreement

Range and EQT have each made certain representations and warranties in the Merger Agreement. The Merger Agreement also contains covenants and agreements, including covenants relating to the conduct of each of Range’s and EQT’s business between the date of the signing of the Merger Agreement and the Effective Time and the agreement to use reasonable best efforts to cause the Mergers to be completed, including divestitures and other remedies, as may be necessary to obtain clearance of the Transactions under applicable antitrust laws, subject to certain limitations set forth in the Merger Agreement.

The foregoing description of the Merger Agreement, the Mergers and the other Transactions does not purport to be complete, is subject to and is qualified in its entirety by reference to the copy of the Merger Agreement attached hereto as Exhibit 2.1 and incorporated herein by reference.

The representations, warranties and covenants contained in the Merger Agreement have been made solely for the benefit of the parties thereto. In addition, such representations, warranties and covenants (i) have been made only for purposes of the Merger Agreement, (ii) are subject to materiality qualifications contained in the Merger Agreement that may differ from what may be viewed as material by investors, (iii) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement and (iv) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as fact. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the parties thereto or their respective businesses. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties to the Merger Agreement or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Range’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Range that is or will be contained in Range’s most recent Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q and other documents that Range files with the SEC.

Item 7.01	Regulation FD Disclosure.

On October 26, 2026, Range and EQT issued a joint press release (the “Press Release”) announcing the execution of the Merger Agreement and the entry into the foregoing transactions. A copy of the Press Release is attached hereto as Exhibit 99.1 and incorporated into this Item 7.01 by reference.

The information furnished in this Item 7.01, including the accompanying Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of such section, nor shall such information be deemed incorporated by reference into any filing made by Range under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, regardless of the general incorporation language of such filing, except as expressly set forth by specific reference in such filing.

Item 8.01	Other Events.

To the extent required, the information included in Item 7.01 of this Current Report on Form 8-K is incorporated into this Item 8.01.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of October 25, 2026, by and among EQT Corporation, EQT Holdings LLC, Rhino Merger Sub Inc., Rhino Merger Sub LLC and Range Resources Corporation.

99.1	Joint Press Release, dated as of October 26, 2026, issued by Range Resources Corporation and EQT Corporation.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Cautionary Statements Regarding Forward-Looking Statements

This Current Report on Form 8-K (this “Report”) contains “forward-looking statements” within the meaning of the federal securities laws. Statements that do not relate strictly to historical or current facts are forward-looking and are usually identified by the use of words such as “anticipates,” “believes,” “cause,” “continue,” “could,” “depend,” “develop,” “estimates,” “expects,” “forecasts,” “goal,” “guidance,” “have,” “impact,” “implement,” “increase,” “intends,” “lead,” “maintain,” “may,” “might,” “plans,” “potential,” “possible,” “projected,” “reduce,” “remain,” “result,” “scheduled,” “seek,” “should,” “will,” “would” and other similar words or expressions. The absence of such words or expressions does not necessarily mean the statements are not forward-looking. Without limiting the generality of the foregoing, forward-looking statements in this Report may include statements regarding the proposed transaction (the “proposed transaction”) between EQT and Range, the expected closing of the proposed transaction and the timing thereof and the pro forma combined company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, expected accretion to earnings and free cash flow and anticipated dividends. Information adjusted for the proposed transaction should not be considered a forecast of future results.

Forward-looking statements contained herein reflect the current views of EQT and Range about future events. Although Range believes its forward-looking statements are based on reasonable expectations and assumptions, statements made regarding future results are not guarantees of future performance and are inherently subject to significant business, economic, competitive, regulatory and other risks and uncertainties, many of which are difficult to predict and beyond EQT’s and Range’s control. Actual outcomes and results may be materially different from the results stated or implied in the forward-looking statements included in this Report due to a number of factors, including, but not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the possibility that shareholders of EQT may not approve the Share Issuance; the possibility that the shareholders of Range may not adopt the Merger Agreement; the risk that EQT or Range may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or required governmental and regulatory approvals may delay the proposed transaction or result in the imposition of conditions that could cause the parties to abandon the proposed transaction; the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all; risks related to disruption of management’s time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of EQT’s or Range’s common stock; the risk of any unexpected costs or expenses resulting from the proposed transaction; the risk of any litigation relating to the proposed transaction; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of EQT and Range to retain and hire key personnel, on the ability of EQT or Range to attract third-party customers and maintain their relationships with derivatives and joint venture counterparties and on EQT’s and Range’s operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of EQT and Range, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected; the volatility in commodity prices for crude oil and natural gas; the effect of future regulatory or legislative actions on EQT and Range or the industry in which they operate, including the risk of new restrictions with respect to oil and natural gas development activities; the risk that the credit ratings of the combined business may be different from what EQT and Range expect; the ability of management to execute its plans to meet its goals and other risks inherent in EQT’s and Range’s businesses; public health crises and any related government policies and actions; the potential disruption or interruption of EQT’s or Range’s operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terrorist acts, or other natural or human causes beyond EQT’s or Range’s control; and the combined company’s ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry. Additional information concerning risk factors is contained in EQT’s and Range’s Annual Reports on Form 10-K for the year ended December 31, 2025 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

All such factors are difficult to predict and are beyond EQT’s and Range’s control. Additional risks or uncertainties that are not currently known to EQT or Range, that EQT or Range currently deem to be immaterial, or that could apply to any company could also cause actual outcomes and results to differ materially from those included in the forward-looking statements in this Report.

Any forward-looking statement speaks only as of the date on which such statement is made. EQT and Range undertake no obligation to publicly correct or update the forward-looking statements in this Report, in other documents or on their respective websites to reflect new information, future events or otherwise, except as required by applicable law. All such statements are expressly qualified by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements as a prediction of actual results.

Important Information for Investors and Shareholders; Additional Information and Where to Find It

In connection with the proposed transaction, EQT intends to file with the SEC a registration statement on Form S-4 (the “registration statement”) that will include a joint proxy statement of EQT and Range and that will also constitute a prospectus of EQT (the “joint proxy statement/prospectus”). Each of Range and EQT also intends to file other relevant documents regarding the proposed transaction with the SEC. This communication is not a substitute for the joint proxy statement/prospectus or the registration statement. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF EQT AND RANGE ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT EQT, RANGE, THE PROPOSED TRANSACTION, THE RISKS THERETO AND RELATED MATTERS. After the registration statement has been declared effective, a definitive joint proxy statement/prospectus will be mailed to the shareholders of EQT and the shareholders of Range. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus and other relevant documents filed or that will be filed with the SEC by EQT or Range through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Range will be available free of charge on Range’s website at ir.rangeresources.com. Copies of the documents filed with the SEC by EQT will be available free of charge on EQT’s website at ir.eqt.com/investor-relations. The information included on, or accessible through, Range’s or EQT’s website is not incorporated by reference into this communication.

Participants in the Solicitation

Range, EQT and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction contemplated by the joint proxy statement/prospectus. Information regarding Range’s directors and executive officers and their ownership of Range’s securities is set forth in Range’s filings with the SEC, including Range’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 that was filed with the SEC on

February 24, 2026 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000315852/000119312526067292/rrc-20251231.htm) and its Definitive Proxy Statement on Schedule 14A that was filed with the SEC on March 31, 2026 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000315852/000119312526134699/rrc-20260325.htm). To the extent such person’s ownership of Range’s securities has changed since the filing of such proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Information regarding EQT’s directors and executive officers and their ownership of EQT’s securities is set forth in EQT’s filings with the SEC, including EQT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000033213/000003321326000018/eqt-20251231.htm) and its Definitive Proxy Statement on Schedule 14A that was filed with the SEC on February 26, 2026 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000033213/000110465926020027/tm261383-1_def14a.htm). To the extent such person’s ownership of EQT’s securities has changed since the filing of such proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus and other relevant materials that will be filed with the SEC regarding the proposed transaction when such documents become available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This Report relates to the proposed transaction. This Report is for informational purposes only and is not intended to and shall not constitute an offer to buy, sell or exchange or the solicitation of an offer to buy, sell or exchange any securities, or a solicitation of any vote or approval, in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RANGE RESOURCES CORPORATION

Date: October 26, 2026	By:	/s/ Mark Scucchi
	Name:	Mark Scucchi
	Title:	Executive Vice President – Chief Financial Officer

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

EQT CORPORATION,

EQT HOLDINGS LLC,

RHINO MERGER SUB INC.,

RHINO MERGER SUB LLC

and

RANGE RESOURCES CORPORATION

Dated as of October 25, 2026

- i -

- ii -

- iii -

EXHIBITS

Exhibit A	First Step Surviving Corporation Certificate of Incorporation
Exhibit B	First Step Surviving Corporation Bylaws
Exhibit C	Surviving Company Limited Liability Company Agreement

- iv -

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 25, 2026, is by and among EQT Corporation, a Pennsylvania corporation (“Parent”), EQT Holdings LLC, a Delaware limited liability company (“Parent Holdings”), Rhino Merger Sub Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”), Rhino Merger Sub LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Parent (“LLC Sub” and, together with Merger Sub, “Merger Subs”), and Range Resources Corporation, a Delaware corporation (the “Company”). Parent, Parent Holdings, Merger Sub, LLC Sub and the Company are sometimes referred to individually as a “Party” and, collectively, as the “Parties.”

WITNESSETH:

WHEREAS, the Parties intend that Merger Sub be merged with and into the Company (the “First Merger”), with the Company surviving the First Merger as an indirect wholly owned subsidiary of Parent (and direct wholly owned subsidiary of EQT Operations HoldCo LLC, a Delaware limited liability company (“Parent HoldCo”)), and as the second step in a single integrated transaction with the First Merger, that the First Step Surviving Corporation (as defined below) be merged with and into LLC Sub (the “Second Merger” and, together with the First Merger, the “Mergers”), with LLC Sub surviving the Second Merger as an indirect wholly owned subsidiary of Parent (and direct wholly owned subsidiary of Parent Holdings);

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (a) determined that this Agreement and the transactions contemplated hereby, including the Mergers, are in the best interests of the Company and its shareholders, (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Mergers, (c) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers, (d) resolved to recommend adoption of this Agreement by the shareholders of the Company and (e) directed that this Agreement be submitted to the shareholders of the Company for adoption;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has unanimously (a) determined that it is in the best interests of Parent and its shareholders, and declared it advisable, to enter into this Agreement, (b) approved the execution, delivery and performance by Parent of this Agreement and the consummation of the transactions contemplated hereby, including the issuance of Parent Shares in connection with the Mergers (the “Share Issuance”), (c) directed that the Share Issuance be submitted to the shareholders of Parent for approval and (d) resolved to recommend approval of the Share Issuance by the shareholders of Parent;

WHEREAS, Parent is the (a) ultimate sole member of Parent HoldCo and Parent HoldCo is the sole shareholder of Merger Sub and (b) ultimate sole member of Parent Holdings and Parent Holdings is the sole member of LLC Sub;

WHEREAS, Parent HoldCo, as the sole shareholder of Merger Sub, has determined that it is in the best interests of Merger Sub, and declared it advisable, for Merger Sub to enter into this Agreement, has approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers, and has adopted this Agreement;

WHEREAS, Parent Holdings, as the sole member of LLC Sub, has determined that it is in the best interests of LLC Sub, and declared it advisable, for LLC Sub to enter into this Agreement, has approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers, and has adopted this Agreement;

WHEREAS, for U.S. federal income tax purposes, it is intended that (a) the Mergers, taken together, constitute an integrated plan and qualify as a “reorganization” within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986 (the “Code”), and (b) this Agreement constitute and be adopted as a “plan of reorganization” within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a); and

WHEREAS, Parent, Merger Sub, LLC Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub, LLC Sub and the Company agree as follows:

ARTICLE I

THE MERGERS

Section 1.1 The Mergers.

(a) At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub shall be merged with and into the Company, whereupon the separate existence of Merger Sub shall cease, and the Company shall continue its existence under the laws of the State of Delaware as the surviving corporation (the “First Step Surviving Corporation”) and an indirect wholly owned subsidiary of Parent (and direct wholly owned subsidiary of Parent HoldCo).

(b) As part of a single integrated plan, as soon as practicable following the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL and the Delaware LLC Act, the First Step Surviving Corporation shall be merged with and into LLC Sub, whereupon the separate existence of the First Step Surviving Corporation shall cease, and LLC Sub shall continue its existence under the laws of the State of Delaware as the surviving entity (the “Surviving Company”) and an indirect wholly owned subsidiary of Parent (and direct wholly owned subsidiary of Parent Holdings).

Section 1.2 Closing. The closing of the First Merger (the “Closing”) shall take place remotely via the electronic exchange of executed documents at 8:00 a.m., local time, on the second (2nd) business day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, date and time as the Company and Parent may agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 1.3 Effective Time.

(a) On the Closing Date, the Company shall file with the Secretary of State of the State of Delaware a certificate of merger (the “First Step Certificate of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL, in order to effect the First Merger, and make any other filings or recordings as may be required by Delaware Law in connection with the First Merger. The First Merger shall become effective at such time as the First Step Certificate of Merger has been filed with the Secretary of State of the State of Delaware, or at such other, later date and time as is agreed between Parent and the Company and specified in the First Step Certificate of Merger (such date and time is hereinafter referred to as the “Effective Time”).

(b) On the Closing Date and prior to the Effective Time, LLC Sub shall file with the Secretary of State of the State of Delaware a certificate of merger (the “Second Step Certificate of Merger” and, together with the First Step Certificate of Merger, the “Merger Documents”), executed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL and the Delaware LLC Act in order to effect the Second Merger, and make any other filings or recordings as may be required by Delaware Law in connection with the Second Merger. The Second Merger shall become effective one minute after the Effective Time, which shall be specified in the Second Step Certificate of Merger.

Section 1.4 Effects of the Mergers.

(a) The effects of the First Merger shall be as provided in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the assets, property, rights, privileges, powers and franchises of any kind of the Company and Merger Sub shall vest in the First Step Surviving Corporation without further act or deed, and all debts, liabilities, duties and obligations of any kind of the Company and Merger Sub shall become the debts, liabilities, duties and obligations of the First Step Surviving Corporation, all as provided under Delaware Law.

(b) The effects of the Second Merger shall be as provided in this Agreement and in the applicable provisions of the DGCL and the Delaware LLC Act. Without limiting the generality of the foregoing, and subject thereto, at the effective time of the Second Merger, all of the assets, property, rights, privileges, powers and franchises of any kind of the First Step Surviving Corporation and LLC Sub shall vest in the Surviving Company without further act or deed, and all debts, liabilities, duties and obligations of any kind of the First Step Surviving Corporation and LLC Sub shall become the debts, liabilities, duties and obligations of the Surviving Company, all as provided under Delaware Law.

Section 1.5 Organizational Documents of the First Step Surviving Corporation.

(a) At the Effective Time, (i) the certificate of incorporation of the Company shall be amended and restated to read substantially as set forth on Exhibit A and, as so amended and restated, shall be the certificate of incorporation of the First Step Surviving Corporation and (ii) the by-laws of the Company shall be amended and restated to read substantially as set forth on Exhibit B and, as so amended and restated, shall be the bylaws of the First Step Surviving Corporation.

(b) At the effective time of the Second Merger, the limited liability company agreement of LLC Sub shall be amended and restated to read substantially as set forth on Exhibit C and, as so amended and restated, shall be the limited liability company agreement of the Surviving Company.

Section 1.6 Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Law, (a) the members of the board of directors of Merger Sub at the Effective Time shall be the directors of the First Step Surviving Corporation and (b) the officers of Merger Sub at the Effective Time shall be the officers of the First Step Surviving Corporation. From and after the effective time of the Second Merger, (i) the members of the board of managers of LLC Sub at the effective time of the Second Merger shall be the managers of the Surviving Company and (ii) the officers of LLC Sub at the effective time of the Second Merger shall be the officers of the Surviving Company.

Section 1.7 Directors of Parent. Prior to the Effective Time, Parent shall take all actions reasonably necessary to (a) cause the number of directors constituting the Parent Board to equal twelve (12), to become effective immediately prior to, but conditioned on, the Effective Time, and (b) appoint two (2) directors to the Parent Board, which shall include Dennis L. Degner and one (1) individual selected by the Company prior to the time that the Registration Statement is declared effective by the SEC (the “Company Designees”) after reasonable consultation with Parent, and subject to Parent’s prior consent (which consent shall not be unreasonably withheld, delayed or conditioned), with such directors to serve until their respective successors are duly elected and qualified or until their earlier death, resignation or removal, in each case, in accordance with the Parent Organizational Documents and applicable Law. The Company Designee other than Dennis L. Degner shall satisfy the independence requirements of the NYSE with respect to service on the Parent Board. The Company shall deliver to Parent, prior to the time that the Registration Statement is declared effective by the SEC, any relevant information about the Company Designees as Parent may reasonably request for the purpose of including such information in filings with the SEC. If any of the Company Designees shall be unable or unwilling to serve at the Closing, the Company shall promptly designate a replacement director who meets the requirements of a Company Designee and is reasonably acceptable to Parent, and provide any relevant information about such designees as Parent may reasonably request for the purpose of including such information in filings with the SEC. Following the Closing, Parent, through the Parent Board, shall take all necessary action to nominate such Company Designees for election to the Parent Board in the proxy statement relating to the first annual meeting of the shareholders of Parent thereafter.

ARTICLE II

EFFECT OF MERGERS; EXCHANGE OF CERTIFICATES

Section 2.1 Effect of the First Merger on Capital Stock. Subject to the terms and provisions of this Agreement, at the Effective Time, and by virtue of the First Merger and without any action on the part of Parent, Merger Subs or the Company or any holder of securities of Parent, Merger Subs or the Company:

(a) Capital Stock of Merger Sub. Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and shall represent one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the First Step Surviving Corporation, which shall constitute the only outstanding shares of capital stock of the First Step Surviving Corporation immediately following the Effective Time.

(b) Capital Stock of the Company.

(i) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (including any shares underlying Company Restricted Stock Awards, Rabbi Trust Shares and 401(k) Plan Shares, but excluding any Excluded Shares) (such shares of Company Common Stock, the “Eligible Shares”) shall be converted automatically at the Effective Time into the right to receive that number of fully-paid and nonassessable Parent Shares equal to the Exchange Ratio (the “Merger Consideration”). As used in this Agreement, the “Exchange Ratio” means 0.987.

(ii) All shares of Company Common Stock held by the Company as treasury shares or held by Parent, Merger Subs or any of their respective Subsidiaries immediately prior to the Effective Time (other than Rabbi Trust Shares) and, in each case, not held on behalf of third parties (collectively, “Excluded Shares”), shall automatically be canceled and cease to exist as of the Effective Time, and no consideration shall be delivered in exchange therefor.

(iii) All Eligible Shares, when so converted, shall cease to be outstanding and shall automatically be canceled and cease to exist and each holder of an Eligible Share that was outstanding immediately prior to the Effective Time (whether represented by a Stock Certificate or a Book-Entry Share) shall cease to have any rights with respect thereto, except the right to receive (A) the Merger Consideration, (B) any cash to be paid in lieu of any fractional Parent Shares in accordance with Section 2.4(f) and (C) any dividends or other distributions to which such holder is entitled pursuant to Section 2.4(b)(iv), in each case to be issued or paid in consideration therefor upon the surrender of any Stock Certificates or the exchange of any Book-Entry Shares, as applicable, in accordance with Section 2.4.

(iv) In the event of any change in (A) the number of shares of Company Common Stock, or securities convertible or exchangeable into or exercisable for shares of Company Common Stock, or (B) the number of Parent Shares, or securities convertible or exchangeable into or exercisable for Parent Shares (including options to purchase Parent Shares), in each case issued and outstanding after the date of this Agreement and prior to the Effective Time by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, the Exchange Ratio and any other amounts payable pursuant to this Agreement shall be equitably adjusted to reflect the effect of such change and, as so adjusted, shall from and after the date of such event, be the applicable portion of the Merger Consideration, subject to further adjustment in accordance with this Section 2.1(b)(iv). Nothing in this Section 2.1(b)(iv) shall be construed to permit the Parties to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement.

Section 2.2 Effect of the Second Merger on Securities. Subject to the terms and provisions of this Agreement, at the effective time of the Second Merger, and by virtue of the Second Merger and without any action on the part of Parent, Merger Subs or the Company or any holder of securities of Parent, Merger Subs or the Company:

(a) Capital Stock of First Step Surviving Corporation. Each share of capital stock of the First Step Surviving Corporation issued and outstanding immediately prior to the effective time of the Second Merger shall be cancelled without any consideration therefor.

(b) LLC Interests of LLC Sub. Each limited liability company interest of LLC Sub shall remain unchanged and continue to remain outstanding as a limited liability company interest in the Surviving Company.

Section 2.3 Treatment of Company Equity Awards.

(a) Treatment of Non-Single Trigger Company RSU Awards. At the Effective Time, each outstanding award of restricted stock units with respect to shares of Company Common Stock subject solely to time-based vesting, granted pursuant to a Company Equity Plan (each, a “Company RSU Award”) other than any Single-Trigger Company RSU Award, shall automatically, and without any action on the part of the holder thereof, be assumed by Parent and converted into an award of restricted stock units in respect of Parent Shares (each, a “Parent RSU Award”) with the number of whole Parent Shares (rounded up to the next whole Parent Share) underlying such Parent RSU Award equal to the product obtained by multiplying (i) the Exchange Ratio by (ii) the total number of shares of Company Common Stock underlying such Company RSU Award immediately prior to the Effective Time. Each Company RSU Award assumed and converted into a Parent RSU Award pursuant to this Section 2.3(a) shall otherwise continue to have, and shall be subject to, the same terms and conditions (including with respect to vesting and dividend equivalent rights) as applied to the corresponding Company RSU Award as of immediately prior to the Effective Time.

(b) Treatment of Single-Trigger Company RSU Awards. At the Effective Time, each outstanding Single-Trigger Company RSU Award shall automatically, and without any action on the part of the holder thereof, vest and be canceled and converted into the right to receive, in full satisfaction of the holder’s rights with respect thereto, all accumulated dividend equivalents thereon and a number of whole Parent Shares (rounded up to the next whole Parent Share) equal to the product obtained by multiplying (i) the Exchange Ratio by (ii) the total number of shares of Company Common Stock underlying such Single-Trigger Company RSU Award immediately prior to the Effective Time, payable in accordance with, and subject to, the requirement to execute and deliver an effective release of claims consistent with the requirements set forth in the Company CIC Severance Plans and applicable award agreement.

(c) Treatment of Non-Single Trigger Company PSU Awards. At the Effective Time, each outstanding award of performance share units or other similar rights or awards with respect to shares of Company Common Stock subject, in whole or in part, to performance-based vesting, granted pursuant to a Company Equity Plan (each, a “Company PSU Award”) other than any Single-Trigger Company PSU Awards, shall be (i) measured as to performance as of the Closing Date (or a date reasonably proximate thereto for administrative practicability) as determined in good faith by the Company Board or the Compensation Committee of the Company Board, without adjustment on account of the transactions contemplated by this Agreement and each such Company PSU Award shall be considered earned with respect to a number of shares of Company Common Stock that is based on the greater of (x) actual performance determined as of the Closing Date (or a date reasonably proximate thereto for administrative practicability) and (y) the target level of performance (the “Earned PSU Shares”), and (ii) automatically, by virtue of the occurrence of the Closing, and without any action on the part of the holder thereof, be assumed by Parent and converted into the right to receive a Parent RSU Award with the number of whole Parent Shares (rounded up to the next whole Parent Share) underlying such Parent RSU Award equal to the product obtained by multiplying (x) the Exchange Ratio by (y) the total number of Earned PSU Shares. Each Company PSU Award assumed and converted into a Parent RSU Award pursuant to this Section 2.3(c) shall otherwise continue to have, and shall be subject to, the same terms and conditions (including with respect to vesting and dividend equivalent rights) as applied to the corresponding Company PSU Award as of immediately prior to the Effective Time, except that performance-vesting conditions shall no longer be applicable such that each Parent RSU Award shall be eligible to vest solely based on continued employment with Parent or one of its Subsidiaries through the end of the performance period that was originally applicable thereto and any dividend equivalents that are accrued following the Closing Date shall not be multiplied by any performance multiplier.

(d) Treatment of Single-Trigger Company PSU Awards. At the Effective Time, each outstanding Single-Trigger Company PSU Award shall automatically, and without any action on the part of the holder thereof, vest and be canceled and converted into the right to receive, in full satisfaction of the holder’s rights with respect thereto, all accumulated dividend equivalents thereon and a number of whole Parent Shares (rounded up to the next whole Parent Share) equal to the product obtained by multiplying (i) the Exchange Ratio by (ii) the total number of Earned PSU Shares subject to such Single-Trigger Company PSU Award, payable in accordance with, and subject to, the requirement to execute and deliver an effective release of claims consistent with the requirements set forth in the Company CIC Severance Plans and applicable award agreement.

(e) Treatment of Deferred Units. At the Effective Time, each outstanding deferred right in respect of a share of Company Common Stock credited or deemed credited to an account under the Company’s Amended and Restated 2004 Deferred Compensation Plan for Directors and Select Employees and Amended and Restated Deferred Compensation Plan for Directors and Select Employees (a “Company Deferred Unit”) shall automatically, and without any action on the part of the holder thereof, be assumed by Parent and converted into a number of deferred unit(s) in respect of Parent Shares (each, a “Parent Deferred Unit”) equal to the product obtained by multiplying (i) the Exchange Ratio by (ii) the total number of shares of Company Common Stock underlying such Company Deferred Unit immediately prior to the Effective Time. Each Company Deferred Unit assumed and converted into a Parent Deferred Unit pursuant to this Section 2.3(e) shall continue to have, and shall be subject to, the same terms and conditions (including with respect to vesting and settlement) as applied to the corresponding Company Deferred Unit as of immediately prior to the Effective Time.

(f) Administration. Prior to the Effective Time, the Company Board and/or the Compensation Committee of the Company Board shall take such action and adopt such resolutions as may be reasonably necessary to effectuate the treatment of the Company Equity Awards pursuant to the terms of this Section 2.3. Notwithstanding anything in this Agreement to the contrary, each of Parent, the Company, LLC Sub and their respective Affiliates shall be entitled to deduct or withhold Taxes required to be deducted and withheld under applicable Law from any amounts payable to any Person pursuant to this Section 2.3.

(g) Company and Parent Actions. The Company and Parent shall take all reasonable actions that are necessary for the treatment of Company Equity Awards pursuant to this Section 2.3, including the adoption by the Company Board of such resolutions and the reservation, issuance and listing by Parent of Parent Shares as necessary to effect the transactions contemplated by this Section 2.3. If registration of any plan interests in any Company Equity Plan or the Parent Shares issuable in satisfaction of any Company Equity Awards following the Effective Time (and giving effect to this Section 2.3) is required under the Securities Act, Parent shall file with the Securities and Exchange Commission (the “SEC”) on or as soon as reasonably practicable after the Closing Date a registration statement on Form S-8 or other applicable form with respect to such plan interests or Parent Shares, and shall use its reasonable best efforts to maintain the effectiveness of such registration statement for so long as the relevant Company Equity Plan or Company Equity Awards remain outstanding or in effect and such registration of interests therein or the Parent Shares issuable thereunder continues to be required. With respect to those individuals who will be subject to the reporting requirements under Section 16(a) of the Exchange Act subsequent to the Effective Time, where applicable, Parent shall administer the Company Equity Awards assumed pursuant to this Section 2.3 in a manner that is intended to comply with Rule 16b-3 promulgated under the Exchange Act.

Section 2.4 Exchange Procedures.

(a) Exchange Agent; Exchange Fund. Prior to the Closing, Parent shall enter into an agreement reasonably acceptable to the Company (such agreement, the “Exchange Agency Agreement”) with Parent’s or the Company’s transfer agent to act as agent for the holders of Company Common Stock in connection with the Mergers (the “Exchange Agent”) and to receive the Merger Consideration pursuant to this Article II. On the Closing Date and prior to the filing of the First Step Certificate of Merger, Parent shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of Eligible Shares, for distribution in accordance with this Article II through the Exchange Agent, (i) the number of Parent Shares issuable pursuant to Section 2.1, (ii) sufficient cash to make payments in lieu of fractional shares pursuant to Section

2.4(f), and (iii) as necessary from time to time after the Effective Time, any dividends or other distributions payable pursuant to Section 2.4(b)(iv). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued in exchange for Eligible Shares pursuant to this Agreement out of the Exchange Fund. Except as contemplated by this Section 2.4(a), Section 2.4(b)(iv) and Section 2.4(f), the Exchange Fund shall not be used for any other purpose. Any cash and Parent Shares deposited with the Exchange Agent (including as payment for fractional shares in accordance with Section 2.4(f), and any dividends or other distributions pursuant to Section 2.4(b)(iv)) shall hereinafter be referred to as the “Exchange Fund.” Parent or the Surviving Company shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Eligible Shares pursuant to this Agreement. The cash portion of the Exchange Fund may be invested by the Exchange Agent as reasonably directed by Parent. To the extent, for any reason, the amount in the Exchange Fund is below that required to make prompt payment of the aggregate cash payments contemplated by this Article II, Parent shall promptly replace, restore or supplement (or cause to be replaced, restored or supplemented) the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to make the payment of the aggregate cash payments contemplated by this Article II. Any interest or other income resulting from investment of the cash portion of the Exchange Fund shall become part of the Exchange Fund, and any amounts in excess of the amounts payable hereunder shall, at the discretion of Parent, be promptly returned to Parent or the Surviving Company.

(b) Payment Procedures.

(i) As soon as practicable after the Effective Time, but in no event more than two (2) business days after the Closing Date, Parent shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the Effective Time, of Eligible Shares represented by book-entry (“Book-Entry Shares”) not held through DTC, (A) a statement reflecting the number of Parent Shares (which shall be in uncertificated book-entry form) representing, in the aggregate, the whole number of Parent Shares, if any, that such holder has the right to receive pursuant to Section 2.1 (after taking into account all Eligible Shares held by such holder immediately prior to the Effective Time) and (B) a check or wire transfer in an aggregate amount equal to the cash payable in lieu of any fractional Parent Shares pursuant to Section 2.4(f) and any dividends or other distributions to be paid pursuant to Section 2.4(b)(iv).

(ii) With respect to Book-Entry Shares held through DTC, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the Closing Date, upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration and the cash to be paid in lieu of any fractional Parent Shares in accordance with Section 2.4(f), if any, and any dividends or other distributions to be paid pursuant to Section 2.4(b)(iv), if any, in each case, that DTC has the right to receive pursuant to this Article II.

(iii) As soon as practicable after the Effective Time, but in no event more than two (2) business days after the Closing Date, Parent shall cause the Exchange Agent to mail to each record holder, as of immediately prior to the Effective Time, of a certificate that immediately prior to the Effective Time represented Eligible Shares (each, a “Stock Certificate”) (A) a letter of transmittal in customary form and containing such provisions as Parent and the Company may reasonably specify prior to the Effective Time (including a provision confirming that delivery of Stock Certificates shall be effected, and risk of loss and title to Stock Certificates shall pass, only upon delivery of such Stock Certificates to the Exchange Agent) and (B) instructions for use in effecting the surrender of Stock Certificates in exchange for the Merger Consideration, any cash in lieu of fractional Parent Shares pursuant to Section 2.4(f) and any dividends or other distributions to be paid pursuant to Section 2.4(b)(iv). Upon surrender of a Stock Certificate (or an affidavit of loss in lieu thereof as provided in Section 2.4(b)(vii)) to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent, (1) the holder of such Stock Certificate shall be entitled to receive in book-entry form the number of whole Parent Shares that such holder has the right to receive pursuant to Section 2.1 (after taking into account all Eligible Shares formerly represented by Stock Certificates surrendered by such holder), together with any cash in lieu of fractional Parent Shares pursuant to Section 2.4(f) and any dividends or other distributions to be paid pursuant to Section 2.4(b)(iv), and (2) the Stock Certificate so surrendered shall be immediately canceled. Until surrendered as contemplated by this Section 2.4(b)(iii), each Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive the Merger Consideration, any cash in lieu of fractional Parent Shares pursuant to Section 2.4(f) and any dividends or other distributions with respect to Parent Shares the record date for which is after the Effective Time.

(iv) No dividends or other distributions declared with respect to Parent Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Stock Certificate until the holder thereof shall surrender such Stock Certificate in accordance with this Article II. After the surrender of a Stock Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole Parent Shares which the shares of Company Common Stock represented by such Stock Certificate have been converted into the right to receive and, at the appropriate payment date, the amount of any dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole Parent Shares. Notwithstanding the foregoing, holders of Book-Entry Shares who are entitled to receive Parent Shares pursuant to this Article II shall be paid, without interest, (A) at the time of delivery of such Parent Shares by the Exchange Agent pursuant to Section 2.4(b)(i) or Section 2.4(b)(ii), as applicable, the amount of any dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole Parent Shares and (B) at the appropriate payment date, the amount of any dividends or other distributions with a record date after the Effective Time but prior to the time of such delivery and a payment date subsequent to the time of such delivery payable with respect to such whole Parent Shares.

(v) No interest shall be paid or accrued on the Merger Consideration, any unpaid dividends or distributions or any other amount payable in respect of any Eligible Shares pursuant to this Article II.

(vi) If payment of any Merger Consideration is to be made to a Person other than a Person in whose name the surrendered Stock Certificate or the Book-Entry Share is registered, it shall be a condition of payment that, in the case of a Stock Certificate, such Stock Certificate shall be properly endorsed or otherwise be in proper form for transfer, and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Stock Certificate or Book-Entry Share or shall have established to the satisfaction of Parent that such Tax is not payable.

(vii) If any Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its reasonable discretion and as a condition precedent to the issuance of any Parent Shares in book-entry form or payment of any other amounts in respect thereof, require the owner of such lost, stolen or destroyed Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as Parent may reasonably direct) as indemnity against any claim that may be made against the Exchange Agent, Parent or the Surviving Company with respect to such Stock Certificate. Upon the making of such affidavit and, if so required, the delivery of such bond, the Exchange Agent shall deliver in exchange for such lost, stolen or destroyed Stock Certificate the Merger Consideration, any cash in lieu of fractional Parent Shares pursuant to Section 2.4(f) and any dividends or other distributions to be paid pursuant to Section 2.4(b)(iv), in each case, payable in respect thereof pursuant to this Article II.

(c) Termination of Rights. All Merger Consideration (including any cash payable in lieu of fractional Parent Shares pursuant to Section 2.4(f) and any dividends or other distributions to be paid pursuant to Section 2.4(b)(iv)) paid upon the surrender of and in exchange for Eligible Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Common Stock. At the Effective Time, the stock transfer books of the Company shall be closed immediately with respect to shares outstanding prior to the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Company of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, a valid Stock Certificate is presented to the Exchange Agent, the Surviving Company or Parent, such Stock Certificate shall be canceled and shall be exchanged as provided in this Article II.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former shareholders of the Company on the 180th day after the Closing Date shall be delivered to Parent, upon demand, and any holders of Eligible Shares as of immediately prior to the Effective Time (including holders of Stock Certificates who have not theretofore surrendered their Stock Certificates in accordance with this Section 2.4) who have not theretofore received the Merger Consideration, any cash payable in lieu of fractional Parent Shares to which they are entitled pursuant to Section 2.4(f) and any dividends or other distributions to which they are entitled pursuant to Section 2.4(b)(iv), without interest thereon, to which they are entitled under this Article II shall thereafter look only to the Surviving Company and Parent for payment of their claim for such amounts.

(e) No Liability. None of the Surviving Company, the First Step Surviving Corporation, Parent, Merger Subs or the Exchange Agent shall be liable to any holder of Company Common Stock for any amount of Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Stock Certificate shall not have been surrendered immediately prior to the date on which any Parent Shares or any dividends or other distributions payable to the holder thereof would otherwise escheat to or become the property of any Governmental Entity, any Parent Shares issuable upon the surrender of, or any dividends or other distributions in respect of, such Stock Certificate shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(f) No Fractional Parent Shares. No fractional shares or certificates or scrip representing fractional Parent Shares shall be issued upon the exchange of Eligible Shares and no holder of Eligible Shares immediately prior to the Effective Time shall have any right to vote or have any rights of a shareholder of Parent or a holder of Parent Shares in respect of the fractional shares such holder would otherwise be entitled to receive. Each holder of Eligible Shares immediately prior to the Effective Time exchanged pursuant to the First Merger who would otherwise have been entitled to receive a fraction of a Parent Share (after taking into account all Eligible Shares formerly represented by Stock Certificates or Book-Entry Shares held by such holder immediately prior to the Effective Time) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a Parent Share multiplied by (ii) the volume-weighted average price of Parent Shares for the five (5) consecutive trading days ending immediately prior to the Closing Date as reported by Bloomberg, L.P. As promptly as practicable after the determination of the amount of cash, if any, to be paid to a holder of Eligible Shares immediately prior to the Effective Time who would otherwise be entitled to receive a fractional Parent Share, the Exchange Agent shall so notify Parent, and Parent shall cause the Exchange Agent to forward payments to such holders subject to and in accordance with the terms hereof when payable pursuant to this Article II. The payment of cash in lieu of fractional Parent Shares is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the conversion of the Eligible Shares in the First Merger.

(g) Dissenters’ Rights. No dissenters’ or appraisal rights shall be available to holders of Company Common Stock with respect to the Mergers or the other transactions contemplated by this Agreement.

(h) Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, Parent, Merger Sub, LLC Sub, the First Step Surviving Corporation, the Surviving Company and the Exchange Agent shall be entitled to deduct and withhold any Taxes required to be deducted and withheld under applicable Law from any amounts otherwise payable pursuant to this Agreement. Parent, Merger Sub, LLC Sub, the First Step Surviving Corporation, the Surviving Company or the Exchange Agent, as the case may be, shall pay any amount so deducted or withheld to the appropriate Governmental Entity in accordance with applicable Law and shall reasonably cooperate with the Company in good faith to minimize any such deduction or withholding. To the extent such amounts are so deducted or withheld and paid over to the relevant

Governmental Entity by Parent, Merger Sub, LLC Sub, the First Step Surviving Corporation, the Surviving Company or the Exchange Agent, as the case may be, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would have been paid absent such deduction or withholding by Parent, Merger Sub, LLC Sub, the First Step Surviving Corporation, the Surviving Company or the Exchange Agent, as the case may be. If a portion of the Parent Shares otherwise deliverable to a Person is withheld hereunder, the relevant withholding party shall be treated as having delivered such Parent Shares to such Person, sold such Parent Shares on behalf of such Person for an amount of cash equal to the fair market value thereof at the time of the required withholding (which fair market value shall be deemed to be the closing price of the Parent Shares on the Closing Date) and having paid such cash proceeds to the appropriate Governmental Entity.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (a) the Company SEC Documents (excluding any disclosures set forth in any such Company SEC Document under the heading “Risk Factors” or in any section disclaiming forward-looking statements, in each case, other than historical facts contained therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure (provided, however, that nothing disclosed in the Company SEC Documents shall be deemed disclosed for purposes of Section 3.2, Section 3.10(b) and Section 3.10(c)), or (b) the disclosure schedule delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”) (each section of which qualifies the correspondingly numbered representations, warranties or covenants if specified therein and such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent), the Company represents and warrants to Parent and Merger Subs as follows:

Section 3.1 Qualification, Organization, Subsidiaries, etc.

(a) Each of the Company and its Subsidiaries is a legal entity duly incorporated, organized or formed, validly existing and in good standing under the Laws of its jurisdiction of incorporation, organization or formation and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to be so qualified, in good standing or have such power or authority would not have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly licensed or qualified to do business, and is in good standing as a foreign entity, in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such licensing or qualification, except where the failure to be so qualified or in good standing would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company has made available to Parent prior to the date of this Agreement true and complete copies of the Company’s Restated Certificate of Incorporation (as amended, the “Company Charter”) and Amended and Restated By-laws (together, the “Company Organizational Documents”), in each case, as amended through the date of this Agreement, and true and complete copies of the certificate of incorporation, certificate of limited partnership, certificate of formation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents of each significant Subsidiary (as defined under Regulation S-X of the SEC) of the Company, as amended through the date of this Agreement. All such Company Organizational Documents and organizational documents of each significant Subsidiary of the Company are in full force and effect and the Company and its Subsidiaries are not in violation of any of their provisions in any material respect.

Section 3.2 Equity Interests.

(a) The authorized capital stock of the Company consists of 10,000,000 shares of Company Preferred Stock and 475,000,000 shares of Company Common Stock. As of October 23, 2026 (the “Measurement Date”), the issued and outstanding equity interests of the Company consisted of (i) 233,659,190 shares of Company Common Stock (excluding unvested shares subject to Company Restricted Stock Awards), (ii) no shares of Company Preferred Stock, (iii) 3,453,910 shares of Company Common Stock subject to Company Equity Awards, consisting of (A) 31,619 shares of restricted Company Common Stock underlying outstanding Company Restricted Stock Awards, (B) 2,505,857 shares of Company Common Stock subject to outstanding Company RSU Awards, (C) 721,376 shares of Company Common Stock subject to outstanding Company PSU Awards assuming the “target” level of achievement under such performance awards, and 1,442,752 shares of Company Common Stock subject to outstanding Company PSU Awards assuming the “maximum” level of achievement under such performance awards, and (D) 195,058 shares of Company Common Stock underlying Company Deferred Units (with 195,945 shares of Company Common Stock held in the Rabbi Trust under the Company’s Amended and Restated 2004 Deferred Compensation Plan for Directors and Select Employees or Amended and Restated Deferred Compensation Plan for Directors and Select Employees (“Rabbi Trust Shares”)), (iv) 3,608,394 shares of Company Common Stock reserved for future issuance under the Company Equity Plans and (v) 336,426 shares of Company Common Stock allocated to participants’ accounts under the Company’s 401(k) Plan (“401(k) Plan Shares”). All outstanding equity securities of the Company are, and all shares of Company Common Stock issuable pursuant to Company Equity Awards, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights.

(b) Section 3.2(b) of the Company Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of all outstanding Company Equity Awards, indicating with respect to each, (i) the type of award, (ii) the number of shares of Company Common Stock subject to such Company Equity Award (at “target” and “maximum” performance in the case of any Company PSU Awards), and (iii) the vesting schedule applicable thereto (including whether the Company Equity Award is a Single-Trigger Company PSU Award or a Single-Trigger Company RSU Award). Each Company Equity Award has been issued in compliance with the applicable Company Equity Plan and all applicable Laws. Except as set forth in Section 3.2(a) or in Section 3.2(b) of the Company Disclosure Schedule, as of the Measurement Date, there are no outstanding subscriptions, options, warrants, phantom stock, stock appreciation, profit participation, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which the Company or any of its Subsidiaries is a party (i) obligating the Company or any of its Subsidiaries to (A) issue, transfer, exchange, sell or register for sale any equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such equity interests, (B) grant, extend or enter into any such subscription, option, warrant, phantom stock, stock appreciation, profit participation, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such equity interests, (D) provide any amount of funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or (E) make any payment to any person the value of which is derived from or calculated based on the value of any equity interest of the Company, or (ii) granting any preemptive, antidilutive or rights of first refusal or similar rights with respect to any security issued by the Company or its Subsidiaries.

(c) Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(d) There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of equity securities of the Company or any of its Subsidiaries.

(e) The Company or a Subsidiary of the Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary of the Company, in each case, free and clear of any preemptive rights and any Liens other than Company Permitted Liens, and all of such shares of capital stock or other equity interests are duly authorized, validly issued, fully paid and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware Revised Uniform Limited Partnership Act (the “Delaware LP Act”), Sections 18-607 and 18-804 of the Delaware Limited Liability Company Act (the “Delaware LLC Act”) or other similar Laws in any jurisdiction in which such Subsidiary is organized). Except for equity interests in the Company’s Subsidiaries, and except as set forth in Section 3.2(e) of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any of its Subsidiaries (i) beneficially owns, directly or indirectly, any equity interest in any person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any equity interest in any person), (ii) has any obligation to acquire any such equity interest, security, right, agreement or commitment or (iii) has any obligation to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

(f) Excluding in respect of Company Common Stock underlying any outstanding Company Equity Award, there are no accrued and unpaid dividends with respect to any outstanding shares of Company Common Stock.

Section 3.3 Authority; Noncontravention.

(a) The Company has the requisite corporate power and authority to enter into this Agreement and, subject to adoption of this Agreement by holders of a majority of the voting power of the outstanding shares of Company Common Stock entitled to vote thereon (the “Company Shareholder Approval”), to consummate the transactions contemplated hereby. The execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated hereby have been approved and duly and validly authorized by the Company Board and, except for the Company Shareholder Approval (assuming the accuracy of the representations and warranties set forth in Section 4.21), no other corporate proceedings on the part of the Company are necessary to authorize the consummation of the transactions contemplated hereby. The Company Board has unanimously resolved to recommend that the Company’s shareholders adopt this Agreement (the “Company Recommendation”). The Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the legal, valid and binding agreement of each other Party, this Agreement constitutes the legal, valid and binding agreement of the Company and is enforceable against the Company in accordance with its terms.

(b) No clearances, consents or approvals of, or filings, notifications, notices or registrations with, any Governmental Entity are necessary in connection with (i) the execution and delivery by the Company of this Agreement or (ii) the consummation by the Company of the transactions contemplated by this Agreement, except for, subject to the accuracy of the representations and warranties of Parent and Merger Subs in Section 4.3(b), (A) the filing with the SEC of a joint proxy statement/prospectus (the “Proxy Statement/Prospectus”) relating to the matters submitted to the shareholders of the Company at a meeting of such holders for the purpose of adopting this Agreement (including any adjournment or postponement thereof, the “Company Shareholders’ Meeting”) and relating to the matters submitted to Parent’s shareholders at a meeting of such holders for the purpose of approving the Share Issuance (including any adjournment or postponement thereof, the “Parent Shareholders’ Meeting”) and other filings required under federal or state securities Laws, (B) the filing of the Merger Documents with the Secretary of State of the State of Delaware, (C) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the New York Stock Exchange (the “NYSE”), (D) compliance with the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), and (E) such other consents, authorizations, approvals, filings or registrations the absence or unavailability of which would not have, individually or in the aggregate, a Company Material Adverse Effect or materially delay consummation of the Mergers.

(c) The execution and delivery by the Company of this Agreement do not and, assuming (x) the Company Shareholder Approval is obtained and (y) the other assumptions identified in Section 3.3(c) of the Company Disclosure Schedule (together, clauses (x) and (y) are referred to as the “Specified Assumptions”), the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) result in any loss, or suspension, limitation or impairment of any right of the Company or any of its Subsidiaries to own, operate or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, tariff, right or license binding upon the Company or any of its Subsidiaries or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (each, a “Lien”) other than Company Permitted Liens, in each case, upon any of the properties or assets of the Company or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or bylaws or other equivalent organizational document, in each case as amended or restated, of the Company or any of its Subsidiaries or (iii) other than the approvals, filings or registrations identified in Section 3.3(b), conflict with or violate any applicable Laws, except in the case of clauses (i) and (iii) for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellation, accelerations, or Liens as would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.4 Reports and Financial Statements.

(a) The Company and each of its Subsidiaries has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC since January 1, 2024 (all such documents and reports filed or furnished by the Company or any of its Subsidiaries, the “Company SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment, the Company SEC Documents complied in all material respects with the requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) and the Securities Act of 1933 (the “Securities Act”), as the case may be, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information set forth in the Company SEC Documents as of a later date (but before the date of this representation) will be deemed to modify information as of an earlier date. There are no outstanding or unresolved comments received by the Company from the SEC with respect to any of the Company SEC Documents, and to the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review or investigation.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with United States generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(c) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as used in Item 303(b) of Regulation S-K of the SEC)), where the purpose of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or any Company SEC Documents.

Section 3.5 Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the management of the Company as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act as of December 31, 2025, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of the Company has disclosed to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to Parent prior to the date hereof.

Section 3.6 No Undisclosed Liabilities. Except (a) as reflected or reserved against in the Company’s consolidated balance sheet as of June 30, 2026 (the “Balance Sheet Date”) (including the notes thereto) included in the Company SEC Documents, (b) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated by this Agreement, (c) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business and (d) for liabilities and obligations that have been discharged or paid in full, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its consolidated Subsidiaries (including the notes thereto), other than those that would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.7 Compliance with Law; Permits.

(a) The Company and its Subsidiaries are, and in the past three (3) years have been, in compliance with, and are not in default under or in violation of, any applicable federal, state, local or foreign law, statute, act, code, ruling, award, writ, ordinance, rule, regulation, judgment or requirement of any Governmental Entity, including common law (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation would not have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2024, neither the Company nor any of its Subsidiaries has received any written notice or, to the Company’s knowledge, other communication from any Governmental Entity regarding any actual, alleged or possible violation of, or failure to comply with, any Law, except as would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals, waivers, clearances, permissions, qualifications and registrations of or issued or approved by all applicable Governmental Entities, and all rights under any Company Material Contract with all Governmental Entities, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits or to have filed such tariffs, reports, notices or other documents would not have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are valid and in full force and effect and are not subject to any administrative or judicial proceeding that would reasonably be expected to result in modification, termination, cancellation or revocation thereof, except where the failure to be in full force and effect or any modification, termination, cancellation or revocation thereof would not have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, no event or condition has occurred or exists which would reasonably be expected to result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of the Company or any of its Subsidiaries under, any Company Permit, or has caused (or would cause) an applicable Governmental Entity to fail or refuse to issue, renew, or extend, any Company Permit (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses, accelerations or failures that would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.8 Environmental Laws and Regulations. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: (a) there are no investigations, actions, suits or proceedings (whether administrative or judicial) pending, or to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries relating to a violation of, or liability under, any Environmental Law, (b) except for matters that have been fully resolved with the applicable Governmental Entity, the Company and its Subsidiaries are, and for the past three (3) years have been, in compliance with all Environmental Laws, which compliance includes obtaining, maintaining and complying with all Company Permits required under Environmental Laws, (c) there has been no release, treatment, storage, disposal, arrangement for or permitting the disposal, transportation, or handling of, exposure of any Person to, or contamination by, Hazardous Materials, including at any real property currently or, to the knowledge of the Company, formerly owned, leased or operated by the Company or any Subsidiary of the Company, in each case that has given rise to, or would reasonably be expected to give rise to, liability of the Company or any of its Subsidiaries under any Environmental Law, (d) the Company is not party to any order, judgment or decree that imposes any obligation on the Company or any of its Subsidiaries under any Environmental Law, (e) for the past three (3) years, the Company and its Subsidiaries have not received any written notice or formal request for information relating to a violation of, or liability under, any Environmental Law, and (f) the Company and its Subsidiaries have not assumed, undertaken, provided an indemnity with respect to or otherwise become subject to the liability of any other Person under Environmental Law.

Section 3.9 Employee Benefit Plans.

(a) Section 3.9(a) of the Company Disclosure Schedule lists all material Company Benefit Plans. The Company has made available to Parent or filed with the SEC prior to the date hereof copies of each material Company Benefit Plan and related material documentation and correspondence.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) each Company Benefit Plan (and any related trust or other funding vehicle) has been maintained, funded, operated and administered in all material respects in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto, (ii) there has not been any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code, other than a transaction that is exempt under a statutory or administrative exemption) or other breach of fiduciary duty (as determined under ERISA) with respect to any Company Benefit Plan, (iii) each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a current favorable determination letter from the Internal Revenue Service as to its qualified status, or may rely upon a favorable opinion or advisory letter from the Internal Revenue Service for a prototype plan and, no fact or event has occurred that would reasonably be expected to adversely affect such qualified status of any such Company Benefit Plan and (iv) neither the Company nor any of its Subsidiaries have incurred any Tax or penalty under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code and no circumstances exist that could reasonably be expected to result in the imposition of any such Tax or penalty.

(c) No Company Benefit Plan provides, and neither the Company nor any of its Subsidiaries has any liability or obligation to provide, health, medical or other welfare benefits after retirement or other termination of employment, other than (i) health care continuation coverage as required by Section 601 et seq. of ERISA or Section 4980B of the Code (“COBRA”) or any similar state Law, (ii) coverage through the end of the calendar month in which a termination of employment occurs or (iii) under an employment agreement or severance agreement, plan or policy requiring the Company to pay or subsidize COBRA premiums for a terminated employee or the employee’s beneficiaries for a period of twelve (12) or fewer months following such employee’s termination.

(d) No Company Benefit Plan is, and neither the Company nor any of its Subsidiaries sponsors, maintains, contributes to or is required to contribute to or have any current or contingent liability or obligation (including on account of any of its ERISA Affiliates) with respect to any plan that is or was (i) subject to Section 302 or Title IV of ERISA or Section 412 of the Code or is otherwise a “defined benefit plan” (as defined in Section 3(35) of ERISA), (ii) a “multiemployer plan” (within the meaning of Section 4001(a)(3) of ERISA), or (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).

(e) Except as required under this Agreement, none of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby will (alone or in conjunction with any other event, including any termination of employment on or following the Closing) (i) entitle any Company Service Provider to any material compensation or benefit, (ii) materially increase the amount of any of the foregoing due to any Company Service Provider, (iii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or (iv) restrict the ability of the Company to merge, amend or terminate any Company Benefit Plan.

(f) No payment or benefit, individually or together with any other payment or benefit, that could be received (whether in cash, property or the vesting of property), as a result of the transactions contemplated hereby, either alone or in combination with another event, by any Company Service Provider could not be deductible by reason of Section 280G of the Code or could be subject to an excise tax under Section 4999 of the Code.

(g) The Company has no current or contingent obligation to indemnify, gross-up, reimburse or otherwise make whole any Person for any Taxes pursuant to Sections 4999 or 409A of the Code.

Section 3.10 Absence of Certain Changes or Events.

(a) From the Balance Sheet Date through the date of this Agreement, the businesses of the Company and its Subsidiaries have been conducted in all material respects in the ordinary course of business.

(b) From the Balance Sheet Date through the date of this Agreement, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have, a Company Material Adverse Effect.

(c) From the date of this Agreement, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have, a Company Material Adverse Effect.

Section 3.11 Investigations; Litigation. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (a) there is no investigation, audit or review pending (or, to the knowledge of the Company, threatened in writing) by any Governmental Entity with respect to the Company or any of its Subsidiaries, (b) there are no, and within the past two (2) years have been no, actions, suits, inquiries, investigations, proceedings, subpoenas, civil investigative demands or other requests for information relating to potential violations of law pending (or, to the knowledge of the Company, threatened in writing) by any Governmental Entity against or affecting the Company, any of its Subsidiaries, or any of their respective properties and (c) there are no, and within the past two (2) years have been no, orders, judgments or decrees of, or before, any Governmental Entity against the Company or any of its Subsidiaries.

Section 3.12 Information Supplied. None of the information provided (or to be provided) in writing by or on behalf of the Company or its Subsidiaries specifically for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the Proxy Statement/Prospectus will, on the date it is first mailed or made available to the Company’s shareholders and Parent’s shareholders and at the time of the Company Shareholders’ Meeting and the Parent Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement/Prospectus and the Registration Statement (solely with respect to the portion thereof based on information supplied by the Company or its

Subsidiaries for inclusion or incorporation by reference therein, but excluding any portion thereof based on information supplied by Parent for inclusion or incorporation by reference therein, with respect to which no representation is made by the Company or any of its Subsidiaries) will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing provisions of this Section 3.12, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Registration Statement or the Proxy Statement/Prospectus that were not specifically supplied in writing by or on behalf of the Company for inclusion or incorporation by reference therein.

Section 3.13 Regulatory Matters.

(a) Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any third party operator with respect to its operation of any assets of the Company or its Subsidiaries, nor any of their respective assets or operations, is or has been subject to the jurisdiction of the Federal Energy Regulatory Commission (“FERC”) under (i) the Natural Gas Act, 15 U.S.C. §§ 717 et seq. (the “NGA”), as a “natural gas company” or as a holder of any general or limited jurisdiction certificate of public convenience and necessity issued by FERC other than as a holder of a blanket sale for resale certificate issued by operation of Law or a blanket certificate issued to permit participation in capacity release transactions, (ii) the Natural Gas Policy Act of 1978, 15 U.S.C. § 3301 et seq. (the “NGPA”), (iii) the Interstate Commerce Act, 49 U.S.C. app. § 1, et seq., or (iv) the Public Utility Holding Company Act of 2005, 42 U.S.C. §§ 16451-16453 (“PUHCA”).

(b) Neither the Company nor any of its Subsidiaries has received notice from FERC or any other Person asserting that any of their respective assets are, should, or will be regulated by FERC under the NGA, the NGPA, the Interstate Commerce Act or PUHCA.

Section 3.14 Tax Matters.

(a) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect:

(i) All Tax Returns required to be filed by or on behalf of the Company or any of its Subsidiaries have been duly and timely filed (taking into account extensions of time for filing), and all such Tax Returns are complete and accurate in all respects. All Taxes that are due and payable by the Company or any of its Subsidiaries (in each case, whether or not shown as due and payable on such filed Tax Returns, but excluding any Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP) have been timely paid in full. All withholding Tax and Tax deposit requirements imposed on or with respect to the Company or any of its Subsidiaries have been satisfied in full, and the Company and its Subsidiaries have complied in all respects with all information reporting (and related withholding) and record retention requirements.

(ii) There is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by the Company or any of its Subsidiaries.

(iii) There is no outstanding claim, assessment or deficiency against the Company or any of its Subsidiaries for any Taxes that has been asserted, proposed or threatened in writing by any Governmental Entity. There are no examinations, audits or proceedings pending or threatened in writing regarding any Taxes of the Company or any of its Subsidiaries.

(iv) Neither the Company nor any of its Subsidiaries is a party to any Tax allocation, sharing or indemnity contract or arrangement (not including (A) any agreement or arrangement solely between or among the Company and/or any of its Subsidiaries or (B) any customary Tax sharing or indemnification provisions contained in any commercial agreement entered into in the ordinary course of business and not primarily relating to Tax).

(v) Neither the Company nor any of its Subsidiaries has (x) been a member of an affiliated, combined, consolidated, unitary or similar group with respect to Taxes (including any affiliated group within the meaning of Section 1504 of the Code and any similar group under state, local or non-U.S. law) filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is or was the Company or any of its Subsidiaries) or (y) any material liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor.

(vi) Neither the Company nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2) (or any similar provision of state, local or foreign Law).

(vii) Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code or any similar provision of state, local or non-U.S. Law) (A) in the two (2) years prior to the date of this Agreement or (B) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(viii) No written claim has been made by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not currently file a Tax Return that it is or may be subject to any Tax in such jurisdiction, nor has any such assertion been threatened or proposed in writing and received by the Company or any of its Subsidiaries.

(ix) Neither the Company nor any of its Subsidiaries has requested, has received or is subject to any written ruling of a Governmental Entity that will be binding on it for any taxable period ending after the Closing Date or has entered into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law).

(x) There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries, except for Company Permitted Liens.

(b) The Company is, and has been since formation, properly classified for U.S. federal income tax purposes as a corporation.

(c) Neither the Company nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Neither the Company nor any of its Subsidiaries has disposed of (including by way of any distribution to, or redemption of stock from, holders of Company Common Stock), or has any plan or intention to dispose of prior to the Effective Time, any assets of the Company or any of its Subsidiaries in connection with or in contemplation of the Mergers, if such dispositions, individually or in the aggregate, would cause the Mergers, taken together, to fail to satisfy the “substantially all” requirement of Section 368(a)(2)(D) of the Code.

Section 3.15 Employment and Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other Contract with a union, works council, labor organization, or other employee representative (each, a “Labor Agreement”). In the past three (3) years, to the knowledge of the Company, there have been no union organizing activities or demands of any union or other labor organization for recognition or certification pending or threatened in writing against the Company or any of its Subsidiaries. There is, and in the last three (3) years there has been, no labor strike, dispute, lockout, slowdown or stoppage, material unfair labor practice complaint, material labor grievance or material labor arbitration pending or, to the knowledge of the Company, threatened in writing against or affecting the Company or any of its Subsidiaries.

(b) The Company and each of its Subsidiaries are and have been in compliance with all applicable Laws respecting employment and employment practices including, without limitation, all Laws respecting terms and conditions of employment, health and safety, wage payment, wages and hours, child labor, immigration and work authorizations, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988, or any similar Laws (the “WARN Act”)), affirmative action, workers’ compensation, labor relations, social welfare obligations and unemployment insurance, except for noncompliance as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) To the knowledge of the Company, no material claims of sexual or other harassment are pending against any officer of the Company or any of its Subsidiaries in connection with his or her employment with the Company or its applicable Subsidiary.

Section 3.16 Intellectual Property.

(a) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, either the Company or a Subsidiary of the Company owns, or is licensed or otherwise possesses valid rights to use, free and clear of Liens other than Company Permitted Liens, all Intellectual Property rights necessary to their respective businesses as currently conducted (collectively, the “Company Intellectual Property”).

(b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no pending or, to the knowledge of the Company, threatened in writing claims by any person alleging infringement, misappropriation or other violation by the conduct of the business of the Company or any of its Subsidiaries of any Intellectual Property rights of any person, (ii) to the knowledge of the Company, the conduct of the business of the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate any Intellectual Property rights of any person, (iii) neither the Company nor any of its Subsidiaries has made any claim of a violation, infringement or misappropriation by others of the Company’s or any of its Subsidiaries’ rights to or in connection with the Company Intellectual Property, and (iv) to the knowledge of the Company, no person is infringing, misappropriating or otherwise violating any Company Intellectual Property.

(c) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have implemented and maintained (i) commercially reasonable measures designed to protect the confidentiality, integrity and security of the Company’s IT Assets (and all information stored therein); and (ii) commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures, as well as a commercially reasonable business continuity plan.

(d) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, within the past three (3) years, the Company and its Subsidiaries have been in compliance with all Data Security Requirements. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, there have been no Security Incidents with respect to any IT Assets, material trade secret rights in confidential ideas, know-how, concepts, methods, processes, source code and data (collectively, “Trade Secrets”), or Personal Information owned, held, or processed by or on behalf of the Company or any of its Subsidiaries.

Section 3.17 Real Property.

(a) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) either the Company or a Subsidiary of the Company has defensible title to the material real property necessary for the material operations of the Company or any of its Subsidiaries owned by the Company or any Subsidiary (such real property owned in fee collectively, the “Company Owned Real Property”) and (ii) either the Company or a Subsidiary of the Company has a good and valid leasehold interest in each material lease, sublease or other agreement under which the Company or any of its Subsidiaries leases, uses or occupies or otherwise has the right to use or occupy any material real property necessary for the material operations of the Company or any of its Subsidiaries (any property subject to such lease, sublease or other agreement, the “Company Leased Real Property” and such leases, subleases and other agreements are, collectively, the “Company Real Property Leases”), in each case as to the Company Owned Real Property and Company Real Property Leases, free and clear of all Liens other than any Company Permitted Liens, and other than any conditions, encroachments, easements, Rights-of-Way, restrictions and other encumbrances that (x) do not materially adversely affect the Company’s use of the real property subject thereto (as used as of the date of this Agreement) in the operation of its business or (y) are Company Permitted Encumbrances. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (A) each Company Real Property Lease is valid, binding and in full force and effect sufficient for the Company’s use of such Company Real Property Lease in accordance with its terms, subject to the limitation of such enforcement by (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to creditors’ rights generally or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law (subclauses (i) and (ii), the “Remedies Exceptions”), (B) the Company has received no written notice of uncured defaults of a material nature on the part of the Company or, if applicable, its Subsidiary or, to the knowledge of the Company, the landlord thereunder, existing under any Company Real Property Lease or any material restrictive covenants affecting the Company Owned Real Property, and (C) no event has occurred or circumstance exists that, with the giving of notice, the passage of time, or both, would constitute a material breach or material default under a Company Real Property Lease or any material restrictive covenants affecting the Company Owned Real Property.

(b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect or constitute a Company Permitted Encumbrance or Company Permitted Lien, (i) there are no material leases, subleases, licenses, rights or other agreements affecting any portion of the Company Owned Real Property or the Company Leased Real Property that would reasonably be expected to prohibit all beneficial use or purpose as of the date of this Agreement of such Company Owned Real Property or Company Leased Real Property by the Company or its Subsidiaries in the operation of its business thereon, (ii) except for such arrangements solely among the Company and its Subsidiaries or among the Company’s Subsidiaries, there are no outstanding options or rights of first refusal in favor of any other party that would completely divest the Company or its Subsidiaries of any Company Owned Real Property that would reasonably be expected to materially adversely affect the use of Company Owned Real Property (as used as of the date of this Agreement) by the Company or its Subsidiaries in the aggregate or substantially impair operation of its business thereon, and (iii) neither the Company nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person the right to use or occupy a material portion of Company Owned Real Property or Company Leased Real Property that would reasonably be expected to materially adversely affect the use of such Company Owned Real Property or Company Leased Real Property (as used as of the date of this Agreement) by the Company or its Subsidiaries in the normal course of operation of its business thereon.

(c) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect or constitute a Company Permitted Encumbrance or Company Permitted Lien, (i) each of the Company and its Subsidiaries has defensible title to such Rights-of-Way or other interest that are necessary for the Company and its Subsidiaries to use and operate their respective assets and properties in the manner that such assets and properties are currently used and operated, and each such Right-of-Way is valid and free and clear of all Liens (other than Company Permitted Liens and Company Permitted Encumbrances); (ii) the Company and its Subsidiaries conduct their businesses in a manner that on the whole does not violate any material terms of the Rights-of-Way in any material respect; and (iii) neither the Company nor any of its Subsidiaries has received written notice of, and, to the knowledge of the Company, there does not exist, the occurrence of any ongoing uncured event or circumstance that allows, or after the giving of notice or the passage of time, or both, would allow the material limitation, revocation or termination of any Right-of-Way.

(d) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received written notice of, and, to the knowledge of the Company, there does not exist, threatened, condemnation or eminent domain investigations, actions, suits or proceedings (whether administrative or judicial) that would, or would reasonably be expected to, adversely affect any Right-of-Way, Company Owned Real Property or Company Leased Real Property.

Section 3.18 Insurance. The Company and its Subsidiaries maintain, or are entitled to the benefits of, insurance in such amounts and against such risks substantially as the Company believes to be customary for the industries in which it and its Subsidiaries operate. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received written notice of any pending or, to the knowledge of the Company, threatened cancellation with respect to any such insurance policy, in each case, other than in the ordinary course of business, and each of the Company and its Subsidiaries is in compliance with all conditions contained therein.

Section 3.19 Opinion of the Company’s Financial Advisors. The Company Board has received an oral opinion of the Company’s financial advisor, Evercore Group L.L.C., to be confirmed by delivery of a written opinion, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the Exchange Ratio pursuant to this Agreement is fair, from a financial point of view, to the holders of Company Common Stock. The Company shall, promptly following receipt thereof by the Company Board, furnish an accurate and complete copy of such opinion to Parent on a non-reliance basis and solely for informational purposes.

Section 3.20 Material Contracts.

(a) Except for this Agreement, the Company Benefit Plans and any agreements filed as exhibits to the Company SEC Documents, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) any Contract that (A) imposes or purports to impose, any material restriction or prohibition on the right, ability, manner or locations of the Company or any of its Subsidiaries to compete with any other person or acquire or dispose of the securities of any other person or (B) contains an exclusivity or “most favored nation” clause that restricts the business of the Company or its Subsidiaries in a material manner;

(iii) any mortgage, note, debenture, indenture, security agreement, guaranty, pledge or other agreement or instrument evidencing indebtedness for borrowed money or any guarantee of such indebtedness or other financing or capital lease of the Company or its Subsidiaries in an amount in excess of $25 million;

(iv) any joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such Contract solely between the Company and its Subsidiaries or among the Company’s Subsidiaries;

(v) any Contract obligating the Company and/or its Subsidiaries to incur annual capital expenditures in excess of $50 million other than customary joint operating agreements, unit operating agreements or optional drilling requirements to maintain or earn non-producing Oil and Gas Leases;

(vi) any Contract expressly limiting or restricting the ability of the Company or any of its Subsidiaries to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be;

(vii) any acquisition Contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations, that could reasonably be expected to result in payments after the date hereof by the Company or any of its Subsidiaries in excess of $50 million;

(viii) any Labor Agreement;

(ix) any Contract that is a settlement, conciliation or similar agreement with any Governmental Entity in excess of $15 million;

(x) any Contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, businesses, equity interests, rights or properties requiring annual payments by the Company or its Subsidiaries in excess of $25 million;

(xi) any Contract that is a transportation, gathering, processing, purchase, sale, storage or other arrangement downstream of the wellhead that (A) has a remaining term of greater than one year and does not allow the Company or such Subsidiary to terminate it without penalty on one year’s notice or less; (B) contains a minimum throughput commitment, minimum volume commitment, “take-or-pay” clause or any similar material prepayment or forward sale arrangement or obligation (excluding “gas balancing” arrangements associated with customary joint operating agreements) to deliver Hydrocarbons at some future time; or (C) contains acreage dedication, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead that, in each case, cover, guaranty, dedicate or commit (1) more than 1,000 net acres or (2) volumes in excess of 10,000 MMcf of gaseous Hydrocarbons or 2,000 boe of liquid Hydrocarbons on a monthly basis (calculated on a yearly average basis over prior course of performance under such Contract); and

(xii) any material lease or sublease with respect to a Company Leased Real Property, other than capacity leases and storage leases, in each case, entered into in the ordinary course of business and that during the twelve months ended December 31, 2025 individually required, or is reasonably expected in the future to require, annual revenues or payments by the Company and its Subsidiaries in excess of $25 million.

All contracts of the types referred to in clauses (i) through (xii) above are referred to herein as “Company Material Contracts” and have been made available to Parent. “Contract” means any agreement, contract, obligation, promise, understanding, commitment, lease, license, sublicense, warranty or undertaking (whether written or oral) that is legally binding.

(b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Subsidiary of the Company is in breach of or default under the terms of any Company Material Contract. To the knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract, and (subject to the Specified Assumptions) no event has occurred that, with or without notice or lapse of time or both, would constitute a material breach of or material default under, or otherwise give rise to, a right of termination, cancellation or acceleration of any material obligation under any Company Material Contract. Each Company Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect, subject to the Remedies Exceptions.

Section 3.21 Finders or Brokers. Except for Evercore Group L.L.C., neither the Company nor any of its Subsidiaries has engaged any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Mergers. Section 3.21 of the Company Disclosure Schedule sets forth the amount of fees payable by or on behalf of the Company and its Subsidiaries to Evercore Group L.L.C.

Section 3.22 Related Party Transactions. Neither the Company nor any of its Subsidiaries is party to any transaction or arrangement with any (a) present or former Company Executive Officer, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of capital stock of the Company or (c) affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing persons described in clauses (a) or (b) (but only, with respect to the persons in clause (b), to the knowledge of the Company), which, in each case, would be required to be disclosed by the Company pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

Section 3.23 Takeover Statutes. The Company Board has taken all action necessary to render inapplicable to this Agreement and the transactions contemplated by this Agreement all applicable state Takeover Laws and any similar provisions in the Company Organizational Documents. There is no shareholder rights plan in effect, to which the Company is a party or otherwise bound.

Section 3.24 Oil and Gas Matters.

(a) Except as would not reasonably be expected to have a Company Material Adverse Effect, and except for property (i) sold or otherwise disposed of (x) in the ordinary course of business or (y) in compliance with the terms of Section 5.1, in each case, since the date of the reserve reports prepared by Netherland, Sewell & Associates, Inc. (the “Company Reserve Engineer”) relating to the Company interests referred to therein as of December 31, 2025 (the “Company Reserve Reports”) or (ii) reflected in the Company Reserve Reports or in the Company SEC Documents as having been sold or otherwise disposed of, the Company and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Company Reserve Reports and in each case as attributable to interests owned by the Company and its Subsidiaries, free and clear of any Liens (except for Company Permitted Encumbrances and Company Permitted Liens). For purposes of the foregoing sentence, “good and defensible title” means that the Company’s or one and/or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) beneficially or of record with any applicable Governmental Entity that (1) entitles the Company (and/or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Company Reserve Reports of all hydrocarbons produced from such Oil and Gas Properties throughout the productive life of such Oil and Gas Properties (other than decreases in connection with operations in which the Company and/or its Subsidiaries may be a non-consenting co-owner, decreases resulting from reversion of interests to co-owners with respect to operations in which such co-owners elected not to consent, decreases resulting from the establishment of pools or units, and decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries; in each case, to the extent occurring after the date of the Company Reserve Reports), (2) obligates the Company (and/or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Company Reserve Reports for such Oil and Gas Properties (other than any positive difference between such actual percentage and the applicable working interest shown on the Company Reserve Reports for such Oil and Gas Properties that are accompanied by a proportionate (or greater) increase in the net revenue interest in such Oil and Gas Properties) and (3) is free and clear of all Liens (except for Company Permitted Encumbrances and Company Permitted Liens).

(b) Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect: (i) the factual, non-interpretive data supplied by the Company to the Company Reserve Engineer relating to the Company interests referred to in the Company Reserve Reports, by or on behalf of the Company and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of the Company and its Subsidiaries in connection with the preparation of the Company Reserve Reports was, as of the time provided (or modified or amended prior to the issuance of the Company Reserve Reports), accurate in all respects; (ii) to the Company’s knowledge, any assumptions or estimates provided by the Company’s Subsidiaries to the Company Reserve Engineer in connection with its preparation of the Company Reserve Reports were made in good faith and on a reasonable basis based on the facts and circumstances in existence and that were known to the Company at the time such assumptions or estimates were made; and (iii) the oil and gas reserve estimates of the Company set forth in the Company Reserve Reports are derived from reports that have been prepared by the Company Reserve Engineer, and such reserve estimates fairly reflect, in all material respects, the oil and gas reserves of the Company and its Subsidiaries at the dates indicated therein and are in accordance with applicable securities Laws applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Reports that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.25 Personal Property. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect:

(a) the Company or a Subsidiary of the Company has defensible title to, or holds by a valid, enforceable and existing lease or license, all of the hydrocarbon and/or water gathering, processing, transportation, storage, handling, disposal or other pipelines and facilities that are owned, leased or licensed by the Company or a Subsidiary of the Company and that are necessary for the operations of the Company or any of its Subsidiaries as conducted as of the date of this Agreement (collectively, the “Company Personal Property”), free and clear of all Liens other than any Company Permitted Liens and Company Permitted Encumbrances;

(b) to the knowledge of the Company, during the period the Company has owned and operated the Company Personal Property, the Company Personal Property has been (i) constructed, owned, maintained and operated in a good and workmanlike manner by the Company and its Subsidiaries as a reasonable and prudent operator in accordance with customary practices in the Appalachian oil and gas and water services industries and (ii) in material compliance with all applicable Law and Company Permits in effect at the time of such operation, and have only been used in compliance with Company Permits; and

(c) the Company Personal Property, together with the other assets of the Company and its Subsidiaries, are sufficient for, and constitute all of the material rights, property and assets necessary for, the current conduct of the business of the Company and its Subsidiaries.

Section 3.26 Escheat and Unclaimed Property. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries is in compliance with escheat and unclaimed property laws.

Section 3.27 No Additional Representations.

(a) The Company acknowledges that none of Parent or Merger Subs makes any representation or warranty as to any matter whatsoever except as expressly set forth in Article IV or in any certificate delivered by Parent or Merger Subs to the Company in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that none of Parent or Merger Subs makes any representation or warranty with respect to (i) any projections, estimates or budgets delivered or made available to the Company (or any of its Affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Parent and its Subsidiaries or (ii) the future business and operations of Parent and its Subsidiaries, and the Company has not relied on such information or any other representation or warranty not set forth in Article IV.

(b) The Company has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of Parent and its Subsidiaries and acknowledges that the Company has been provided access for such purposes. Except for the representations and warranties expressly set forth in Article IV or in any certificate delivered by Parent or Merger Subs to the Company in accordance with the terms hereof, in entering into this Agreement, the Company has relied solely upon its independent investigation and analysis of Parent and Parent’s Subsidiaries, and the Company acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by Parent, its Subsidiaries, or any of their respective Affiliates, shareholders, unitholders, stockholders, controlling persons or representatives that are not expressly set forth in Article IV or in any certificate delivered by Parent or Merger Subs to the Company in accordance with the terms hereof, whether or not such representations, warranties or statements were made in writing or orally. The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV or in any certificate delivered by Parent or Merger Subs to the Company: (i) Parent and Merger Subs do not make, and have not made, any representations or warranties relating to themselves or their businesses or otherwise in connection with the transactions contemplated hereby and the Company is not relying on any representation or warranty except for those expressly set forth in this Agreement or in any certificate delivered by Parent or Merger Subs to the Company in accordance with the terms hereof, (ii) no person has been authorized by Parent or Merger Subs to make any representation or warranty relating to themselves or their business or otherwise in connection with the transactions contemplated hereby, and if made, such representation or warranty must not be relied upon by the Company as having been authorized by such party, and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to the Company or any of its Representatives are not and shall not be deemed to be or include representations or warranties of Parent or Merger Subs unless any such materials or information is the subject of any express representation or warranty set forth in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBS

Except as disclosed in (a) the Parent SEC Documents (excluding any disclosures set forth in any such Parent SEC Document under the heading “Risk Factors” or in any section disclaiming forward-looking statements, in each case, other than historical facts contained therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure (provided, however, that nothing disclosed in the Parent SEC Documents shall be deemed disclosed for purposes of Section 4.2, Section 4.10(b) and Section 4.10(c)), or (b) the disclosure schedule delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Schedule”) (each section of which qualifies the correspondingly numbered representations, warranties or covenants if specified therein and such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent), Parent and Merger Subs represent and warrant to the Company as follows:

Section 4.1 Qualification, Organization, Subsidiaries, etc.

(a) Each of Parent, Merger Sub, LLC Sub and their respective Subsidiaries is a legal entity duly incorporated, organized or formed, validly existing and in good standing under the Laws of its jurisdiction of incorporation, organization or formation and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to be so qualified, in good standing or have such power or authority would not have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent, Merger Sub, LLC Sub and their respective Subsidiaries is duly licensed or qualified to do business, and is in good standing as a foreign entity, in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such licensing or qualification, except where the failure to be so qualified or in good standing would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent has made available to the Company prior to the date of this Agreement true and complete copies of the Restated Articles of Incorporation and Amended and Restated Bylaws of Parent (the “Parent Organizational Documents”), in each case, as amended through the date of this Agreement, and true and complete copies of the certificate of incorporation, certificate of limited partnership, certificate of formation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents of each significant Subsidiary (as defined under Regulation S-X of the SEC) of Parent, as amended through the date of this Agreement. All such Parent Organizational Documents and organizational documents of each significant Subsidiary of Parent are in full force and effect and Parent and its Subsidiaries are not in violation of any of their provisions in any material respect.

Section 4.2 Capital Stock.

(a) The authorized capital stock of Parent consists of 1,280,000,000 Parent Shares, without par value, and 3,000,000 shares of preferred stock, without par value (“Parent Preferred Stock”). As of the Measurement Date, there were (i) 625,549,428 Parent Shares issued and outstanding, (ii) zero shares of Parent Preferred Stock, (iii) 9,463,186 Parent Shares issuable pursuant to outstanding Parent equity awards (assuming “target” performance in the case of any Parent performance-based equity awards) and (iv) 35,139,438 Parent Shares that are reserved for the grant of additional awards under the shareholder approved equity incentive plans of Parent. All outstanding equity securities of Parent are, and all Parent Shares issuable pursuant to Parent equity awards, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

(b) Section 4.2(b) of the Parent Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of all outstanding Parent equity awards, indicating with respect to each, the number of Parent Shares subject to such Parent equity award. Except as set forth in Section 4.2(a) or in Section 4.2(b) of the Parent Disclosure Schedule, as of the Measurement Date, there are no outstanding subscriptions, options, warrants, phantom stock, stock appreciation, profit participation, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which Parent or any of its Subsidiaries is a party (i) obligating Parent or any of its Subsidiaries to (A) issue, transfer, exchange, sell or register for sale any Parent Shares or other equity interests of Parent or any Subsidiary of Parent or securities convertible into or exchangeable for such Parent Shares or other equity interests, (B) grant, extend or enter into any such subscription, option, warrant, phantom stock, stock appreciation, profit participation, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such Parent Shares or other equity interests, (D) provide any amount of funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or (E) make any payment to any person the value of which is derived from or calculated based on the value of Parent Shares or other equity interests of Parent, or (ii) granting any preemptive, antidilutive or rights of first refusal or similar rights with respect to any security issued by Parent or its Subsidiaries.

(c) Neither Parent nor any of its Subsidiaries has outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the shareholders of Parent on any matter.

(d) There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting or registration of equity securities of Parent or any of its Subsidiaries.

(e) As of the date of this Agreement, all of the issued and outstanding equity interests of Merger Sub and LLC Sub are validly issued and outstanding. All of the issued and outstanding equity interests of Merger Sub are, and at the Effective Time will be, and all of the issued and outstanding equity interests of LLC Sub are, and at the effective time of the Second Merger will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub and LLC Sub have no outstanding option, warrant, right or any other agreement pursuant to which any person other than Parent may acquire any equity security of Merger Sub or LLC Sub. Merger Sub and LLC Sub have not conducted any business prior to the date hereof and have, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Mergers and the other transactions contemplated by this Agreement.

(f) When issued pursuant to the terms hereof, all outstanding Parent Shares constituting any part of the Merger Consideration will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Parent has, and at Closing shall have, sufficient duly authorized Parent Shares to enable it to issue the Merger Consideration.

(g) Parent or a Subsidiary of Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary of Parent, free and clear of any preemptive rights and any Liens other than Parent Permitted Liens, and all of such shares of capital stock or other equity interests are duly authorized, validly issued, fully paid and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act, Sections 18-607 and 18-804 of the Delaware LLC Act or other similar Laws in any jurisdiction in which such Subsidiary is organized) and free of preemptive rights. Except for equity interests in Parent’s Subsidiaries and except as set forth in Section 4.2(g) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries (i) beneficially owns, directly or indirectly, any equity interest in any person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any equity interest in any person), (ii) has any obligation to acquire any such equity interest, security, right, agreement or commitment or (iii) has any obligation to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

(h) Except as set forth on Section 4.2(h) of the Parent Disclosure Schedule, there are no accrued and unpaid dividends with respect to any outstanding Parent Shares.

Section 4.3 Authority; Noncontravention.

(a) Each of Parent and Merger Subs has the requisite corporate or limited liability company power and authority to enter into this Agreement and, subject to obtaining the Parent Shareholder Approval, to consummate the transactions contemplated hereby. Subject to obtaining the Parent Shareholder Approval, this Agreement and the transactions contemplated hereby, including the Mergers and the Share Issuance, have been duly and validly authorized by all necessary corporate or limited liability company action by Parent and Merger Subs. The Parent Board has unanimously (i) determined that it is in the best interests of Parent and its shareholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by Parent of this Agreement and the transactions contemplated hereby, including the Mergers and the Share Issuance in connection with the transactions contemplated by this Agreement, (iii) directed that the Share Issuance be submitted to the shareholders of Parent for approval and (iv) resolved to recommend that Parent’s shareholders approve the Share Issuance (the “Parent Recommendation”). This Agreement has been duly and validly executed and delivered by Parent and Merger Subs and, assuming this Agreement constitutes the legal, valid and binding agreement of the Company, this Agreement constitutes the legal, valid and binding agreement of Parent and Merger Subs and is enforceable against Parent and Merger Subs in accordance with its terms.

(b) No clearances, consents or approvals of, or filings, notifications, notices or registrations with, any Governmental Entity are necessary in connection with (i) the execution and delivery by Parent and Merger Subs of this Agreement or (ii) the consummation by Parent or Merger Subs of the transactions contemplated by this Agreement, except for, subject to the accuracy of the representations and warranties of the Company in Section 3.3(b), (A) the filing with the SEC of the registration statement on Form S-4 by Parent in connection with the Share Issuance, in which the Proxy Statement/Prospectus will be included (as amended or supplemented from time to time, the “Registration Statement”) and other filings required under federal or state securities Laws, (B) the filing of the Merger Documents with the Secretary of State of the State of Delaware, (C) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NYSE, (D) compliance with the applicable requirements of the HSR Act, and (E) such other consents, authorizations, approvals, filings or registrations the absence or unavailability of which would not have, individually or in the aggregate, a Parent Material Adverse Effect or materially delay consummation of the Mergers.

(c) The execution and delivery by Parent and Merger Subs of this Agreement do not and, assuming the Parent Shareholder Approval is obtained, the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) result in any loss, or suspension, limitation or impairment of any right of Parent or any of its Subsidiaries to own, operate or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, tariff, right or license binding upon Parent or any of its Subsidiaries or result in the creation of any Liens other than Parent Permitted Liens, in each case, upon any of the properties or assets of Parent or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the articles of incorporation or bylaws or other equivalent organizational document, in each case as amended or restated, of Parent or any of its Subsidiaries or (iii) other than the approvals, filings or registrations identified in Section 4.3(b), conflict with or violate any applicable Laws, except in the case of clauses (i) and (iii) for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellation, accelerations, or Liens as would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4 Reports and Financial Statements.

(a) Parent and each of its Subsidiaries has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC since January 1, 2024 (all such documents and reports filed or furnished by Parent or any of its Subsidiaries, the “Parent SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information set forth in the Parent SEC Documents as of a later date (but before the date of this representation) will be deemed to modify information as of an earlier date. There are no outstanding or unresolved comments received by Parent from the SEC with respect to any of the Parent SEC Documents, and to the knowledge of Parent, none of the Parent SEC Documents is the subject of ongoing SEC review or investigation.

(b) The consolidated financial statements (including all related notes and schedules) of Parent included in the Parent SEC Documents fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(c) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as used in Item 303(b) of Regulation S-K of the SEC)), where the purpose of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent in Parent’s published financial statements or any Parent SEC Documents.

Section 4.5 Internal Controls and Procedures. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the management of Parent as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Management of Parent has completed an assessment of the effectiveness of Parent’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act as of December 31, 2025, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of Parent has disclosed to Parent’s auditors and the audit committee of the Parent Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to the Company prior to the date hereof.

Section 4.6 No Undisclosed Liabilities. Except (a) as reflected or reserved against in Parent’s consolidated balance sheet as of the Balance Sheet Date (including the notes thereto) included in the Parent SEC Documents, (b) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated by this Agreement, (c) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business and (d) for liabilities and obligations that have been discharged or paid in full, neither Parent nor any Subsidiary of Parent has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of Parent and its consolidated Subsidiaries (including the notes thereto), other than those that would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.7 Compliance with Law; Permits.

(a) Parent and its Subsidiaries are, and in the past three (3) years have been, in compliance with, and are not in default under or in violation of, any applicable Law, except where such non-compliance, default or violation would not have, individually or in the aggregate, a Parent Material Adverse Effect. Since January 1, 2024, neither Parent nor any of its Subsidiaries has received any written notice or, to Parent’s knowledge, other communication from any Governmental Entity regarding any actual, alleged or possible violation of, or failure to comply with, any Law, except as would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals, waivers, clearances, permissions, qualifications and registrations of or issued or approved by all applicable Governmental Entities, and all rights under any Parent Material Contract with all Governmental Entities, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for Parent and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Parent Permits”), except where the failure to have any of the Parent Permits or to have filed such tariffs, reports, notices or other documents would not have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are valid and in full force and effect and are not subject to any administrative or judicial proceeding that would reasonably be expected to result in modification, termination, cancellation or revocation thereof, except where the failure to be in full force and effect or any modification, termination, cancellation or revocation thereof would not have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date of this Agreement, no event or condition has occurred or exists which would reasonably be expected to result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of Parent or any of its Subsidiaries under, any Parent Permit, or has caused (or would cause) an applicable Governmental Entity to fail or refuse to issue, renew or extend, any Parent Permit (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses, accelerations or failures that would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.8 Environmental Laws and Regulations. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect: (a) there are no investigations, actions, suits or proceedings (whether administrative or judicial) pending, or to the knowledge of Parent, threatened in writing against Parent or any of its Subsidiaries relating to a violation of, or liability under, any Environmental Law, (b) except for matters that have been fully resolved with the applicable Governmental Entity, Parent and its Subsidiaries are, and for the past three (3) years have been, in compliance with all Environmental Laws, which compliance includes obtaining, maintaining and complying with all Parent Permits required under Environmental Laws, (c) there has been no release, treatment, storage, disposal, arrangement for or permitting the disposal, transportation, or handling of, exposure of any Person to, or contamination by, Hazardous Materials, including at any real property currently or, to the knowledge of Parent, formerly owned, leased or operated by Parent or any Subsidiary of Parent, in each case that has given rise to, or would reasonably be expected to give rise to, liability of Parent or any of its Subsidiaries under any Environmental Law, (d) Parent is not party to any order, judgment or decree that imposes any obligation on Parent or any of its Subsidiaries under any Environmental Law, (e) for the past three (3) years, Parent and its Subsidiaries have not received any written notice or formal request for information relating to a violation of, or liability under, any Environmental Law, and (f) Parent and its Subsidiaries have not assumed, undertaken, provided an indemnity with respect to or otherwise become subject to the liability of any other Person under Environmental Law.

Section 4.9 Employee Benefit Plans.

(a) Section 4.9(a) of the Parent Disclosure Schedule lists all material Parent Benefit Plans. Parent has made available to the Company or filed with the SEC prior to the date hereof copies of each material Parent Benefit Plan and related material documentation and correspondence.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) each Parent Benefit Plan (and any related trust or other funding vehicle) has been maintained, funded, operated and administered in all material respects in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto, (ii) there has not been any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code, other than a transaction that is exempt under a statutory or administrative exemption) or other breach of fiduciary duty (as determined under ERISA) with respect to any Parent Benefit Plan, (iii) each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a current favorable determination letter from the Internal Revenue Service as to its qualified status, or may rely upon a favorable opinion or advisory letter from the Internal Revenue Service for a prototype plan and no fact or event has occurred that would reasonably be expected to adversely affect such qualified status of any such Parent Benefit Plan and (iv) neither Parent nor any of its Subsidiaries have incurred (whether or not assessed) any material Tax or penalty under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code and no circumstances exist that could reasonably be expected to result in the imposition of any such material Tax or penalty.

(c) No Parent Benefit Plan provides, and neither Parent nor any of its Subsidiaries has any liability or obligation to provide, health, medical or other welfare benefits after retirement or other termination of employment, other than (i) health care continuation coverage as required by Section 601 et seq. of ERISA or COBRA or any similar state Law, (ii) coverage through the end of the calendar month in which a termination of employment occurs or (iii) under an employment agreement or severance agreement, plan or policy requiring Parent to pay or subsidize COBRA premiums for a terminated employee or the employee’s beneficiaries for a period of twelve (12) or fewer months following such employee’s termination. Neither Parent nor any of its Subsidiaries have incurred (whether or not assessed) any material Tax or penalty under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code and no circumstances exist that could reasonably be expected to result in the imposition of any such material Tax or penalty.

(d) No Parent Benefit Plan is, and neither Parent nor any of its Subsidiaries sponsors, maintains, contributes to or is required to contribute to or have any current or contingent liability or obligation (including on account of any of its ERISA Affiliates) with respect to any plan that is or was (i) subject to Section 302 or Title IV of ERISA or Section 412 of the Code or is otherwise a “defined benefit plan” (as defined in Section 3(35) of ERISA), (ii) a “multiemployer plan” (within the meaning of Section 4001(a)(3) of ERISA) or (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).

(e) Except as required under this Agreement, none of the execution, delivery or performance of this Agreement by Parent or the consummation by Parent of the transactions contemplated hereby will (alone or in conjunction with any other event, including any termination of employment on or following the Closing) (i) entitle any Parent Service Provider to any compensation or benefit (whether in cash, property or the vesting of property) or increase the amount of any of the foregoing due to any Parent Service Provider, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation, (iii) require a contribution by Parent to any Parent Benefit Plan or (iv) restrict the ability of Parent to merge, amend or terminate any Parent Benefit Plan.

(f) Parent has no current or contingent obligation to indemnify, gross-up, reimburse or otherwise make whole any Person for any Taxes pursuant to Sections 4999 or 409A of the Code.

Section 4.10 Absence of Certain Changes or Events.

(a) From the Balance Sheet Date through the date of this Agreement, the businesses of Parent and its Subsidiaries have been conducted in all material respects in the ordinary course of business.

(b) From the Balance Sheet Date through the date of this Agreement, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have, a Parent Material Adverse Effect.

(c) From the date of this Agreement, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have, a Parent Material Adverse Effect.

Section 4.11 Investigations; Litigation. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (a) there is no investigation, audit or review pending (or, to the knowledge of Parent, threatened in writing) by any Governmental Entity with respect to Parent or any of its Subsidiaries, (b) there are no, and within the past two (2) years have been no, actions, suits, inquiries, investigations, proceedings, subpoenas, civil investigative demands or other requests for information relating to potential violations of law pending (or, to the knowledge of Parent, threatened in writing) against or affecting Parent or any of its Subsidiaries, or any of their respective properties and (c) there are no, and within the past two (2) years have been no, orders, judgments or decrees of, or before, any Governmental Entity against Parent or any of its Subsidiaries.

Section 4.12 Information Supplied. None of the information provided (or to be provided) in writing by or on behalf of Parent or its Subsidiaries specifically for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the Proxy Statement/Prospectus will, on the date it is first mailed or made available to Parent’s shareholders and the Company’s shareholders and at the time of the Parent Shareholders’ Meeting and Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement/Prospectus and the Registration Statement

(solely with respect to the portion thereof based on information supplied by Parent or its Subsidiaries for inclusion or incorporation by reference therein, but excluding any portion thereof based on information supplied by the Company for inclusion or incorporation by reference therein, with respect to which no representation is made by Parent or any of its Subsidiaries) will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing provisions of this Section 4.12, no representation or warranty is made by Parent with respect to information or statements made or incorporated by reference in the Registration Statement or the Proxy Statement/Prospectus that were not specifically supplied in writing by or on behalf of Parent for inclusion or incorporation by reference therein.

Section 4.13 Regulatory Matters.

(a) None of Parent or its Subsidiaries is, or has been in the past three (3) years, a holding company, a gas utility company, an electric utility company, or a public-utility company as defined in PUHCA.

(b) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, all filings required to be made by Parent or any of its Subsidiaries during the three (3) years preceding the date hereof, with the FERC under the NGA or NGPA, the Pipeline and Hazardous Materials Safety Administration of the Department of Transportation, the Department of Energy or any applicable state public utility commission or department, as the case may be, have been made, including all forms, statements, reports, notices, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs and related documents, and all such filings complied, as of their respective dates, and, as amended or supplemented, with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder.

Section 4.14 Tax Matters.

(a) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect:

(i) All Tax Returns required to be filed by or on behalf of Parent or any of its Subsidiaries have been duly and timely filed (taking into account extensions of time for filing), and all such Tax Returns are complete and accurate in all respects. All Taxes that are due and payable by Parent or any of its Subsidiaries (whether or not shown as due and payable on such filed Tax Returns, but excluding any Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP) have been timely paid in full. All withholding Tax and Tax deposit requirements imposed on or with respect to Parent or any of its Subsidiaries have been satisfied in full, and Parent and its Subsidiaries have complied in all respects with all information reporting (and related withholding) and record retention requirements.

(ii) There is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by Parent or any of its Subsidiaries.

(iii) There is no outstanding claim, assessment or deficiency against Parent or any of its Subsidiaries for any Taxes that has been asserted, proposed or threatened in writing by any Governmental Entity. There are no examinations, audits or proceedings pending or threatened in writing regarding any Taxes of Parent or any of its Subsidiaries.

(iv) Neither Parent nor any of its Subsidiaries is a party to any Tax allocation, sharing or indemnity contract or arrangement (not including (A) any agreement or arrangement solely between or among Parent and/or any of its Subsidiaries or (B) any customary Tax sharing or indemnification provisions contained in any commercial agreement entered into in the ordinary course of business and not primarily relating to Tax).

(v) Neither Parent nor any of its Subsidiaries has (x) been a member of an affiliated, combined, consolidated, unitary or similar group with respect to Taxes (including any affiliated group within the meaning of Section 1504 of the Code and any similar group under state, local or non-U.S. law) filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is or was Parent or any of its Subsidiaries) or (y) any material liability for Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor.

(vi) Neither Parent nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2) (or any similar provision of state, local or foreign Law).

(vii) Neither Parent nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code or any similar provision of state, local or non-U.S. Law) (A) in the two (2) years prior to the date of this Agreement or (B) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(viii) No written claim has been made by any Governmental Entity in a jurisdiction where Parent or any of its Subsidiaries does not currently file a Tax Return that it is or may be subject to any Tax in such jurisdiction, nor has any such assertion been threatened or proposed in writing and received by Parent or any of its Subsidiaries.

(ix) Neither Parent nor any of its Subsidiaries has requested, has received or is subject to any written ruling of a Governmental Entity that will be binding on it for any taxable period ending after the Closing Date or has entered into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law).

(x) There are no Liens for Taxes on any of the assets of Parent or any of its Subsidiaries, except for Parent Permitted Liens.

(b) Each of Parent and Parent Holdings is, and at all times through the effective time of the Second Merger will be, and Merger Sub is, has been since formation, and at all times until immediately prior to the Effective Time will be, properly classified for U.S. federal income tax purposes as a corporation. Each of Parent HoldCo and LLC Sub is, has been since formation, and at all times through the effective time of the Second Merger will be, properly classified for U.S. federal income tax purposes as an entity disregarded as separate from Parent and Parent Holdings, respectively. Parent indirectly (through entities each of which is disregarded as separate from Parent for U.S. federal income tax purposes) owns all of the outstanding equity interests of each of Parent HoldCo and Parent Holdings; Parent HoldCo owns directly all of the outstanding capital stock of Merger Sub; Parent Holdings owns directly all of the outstanding equity interests of LLC Sub; and each of the foregoing will remain true at all times until immediately prior to the Effective Time, in the case of Parent HoldCo’s ownership of Merger Sub, and at all times through the effective time of the Second Merger, in all other cases.

(c) Neither Parent nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Neither Parent nor any of its Subsidiaries has any plan or intention, following the Effective Time, to dispose of, or to cause the Surviving Company or any other Subsidiary of Parent to dispose of, any assets of the Company or any of its Subsidiaries acquired in the Mergers (or any equity interests of the Surviving Company), other than dispositions in the ordinary course of business and transfers described in Treasury Regulations § 1.368-2(k), if such dispositions, individually or in the aggregate, would cause the Mergers, taken together, to fail to satisfy the “substantially all” requirement of Section 368(a)(2)(D) of the Code or the continuity of business enterprise requirement of Treasury Regulations § 1.368-1(d).

Section 4.15 Employment and Labor Matters.

(a) Neither Parent nor any of its Subsidiaries is a party to any Labor Agreement. In the past three (3) years, to the knowledge of Parent, there have been no union organizing activities or demands of any union or other labor organization for recognition or certification pending or threatened in writing against Parent or any of its Subsidiaries. There is, and in the last three (3) years there has been, no labor strike, dispute, lockout, slowdown or stoppage, material unfair labor practice complaint, material labor grievance or material labor arbitration pending or, to the knowledge of Parent, threatened in writing against or affecting Parent or any of its Subsidiaries.

(b) Parent and each of its Subsidiaries are and have been in compliance with all applicable Laws respecting employment and employment practices including, without limitation, all Laws respecting terms and conditions of employment, health and safety, wage payment, wages and hours, child labor, immigration and work authorizations, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs (including the WARN Act), affirmative action, workers’ compensation, labor relations, social welfare obligations and unemployment insurance, except for noncompliance as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) To the knowledge of Parent, no material claims of sexual or other harassment are pending against any officer of Parent or any of its Subsidiaries in connection with his or her employment with Parent or its applicable Subsidiary.

Section 4.16 Intellectual Property.

(a) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, either Parent or a Subsidiary of Parent owns, or is licensed or otherwise possesses valid rights to use, free and clear of Liens other than Parent Permitted Liens, all Intellectual Property rights necessary to their respective businesses as currently conducted (collectively, the “Parent Intellectual Property”).

(b) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (i) there are no pending or, to the knowledge of Parent, threatened in writing claims by any person alleging infringement, misappropriation or other violation by the conduct of the business of Parent or any of its Subsidiaries of any Intellectual Property rights of any person, (ii) to the knowledge of Parent, the conduct of the business of Parent and its Subsidiaries does not infringe, misappropriate or otherwise violate any Intellectual Property rights of any person, (iii) neither Parent nor any of its Subsidiaries has made any claim of a violation, infringement or misappropriation by others of Parent’s or any of its Subsidiaries’ rights to or in connection with Parent Intellectual Property, and (iv) to the knowledge of Parent, no person is infringing, misappropriating or otherwise violating any Parent Intellectual Property.

(c) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries have implemented and maintained (i) commercially reasonable measures, consistent with industry standards, to protect the confidentiality, integrity and security of Parent’s IT Assets (and all information stored therein); and (ii) commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures, as well as a commercially reasonable business continuity plan, in each case consistent with customary industry practices.

(d) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, within the past three (3) years, Parent and its Subsidiaries have been in compliance with all Data Security Requirements. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, there have been no Security Incidents with respect to any IT Assets, material Trade Secrets, or Personal Information owned, held, or processed by or on behalf of Parent or any of its Subsidiaries.

Section 4.17 Real Property.

(a) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (i) either Parent or a Subsidiary of Parent has defensible title to the material real property necessary for the material operations of Parent or any of its Subsidiaries owned by Parent or any Subsidiary (such real property owned in fee collectively, the “Parent Owned Real Property”) and (ii) either Parent or a Subsidiary of Parent has a good and valid leasehold interest in each material lease, sublease or other agreement under which Parent or any of its Subsidiaries leases, uses or occupies or otherwise has the right to use or occupy any material real property necessary for the material operations of Parent or any of its Subsidiaries (any property subject to such lease, sublease or other agreement, the “Parent Leased Real Property” and such leases, subleases and other agreements are, collectively, the “Parent Real Property Leases”), in each case as to Parent Owned Real Property and Parent Real Property Leases, free and clear of all Liens other than any Parent Permitted Liens, and other than any conditions, encroachments, easements, Rights-of-Way, restrictions and other encumbrances that (x) do not materially adversely affect Parent’s use of the real property subject thereto (as used as of the date of this Agreement) in the operation of its business or (y) are Parent Permitted Encumbrances. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (A) each Parent Real Property Lease is valid, binding and in full force and effect sufficient for Parent’s use of such Parent Real Property Lease in accordance with its terms, subject to the limitation of such enforcement by the Remedies Exceptions, (B) Parent has received no written notice of uncured defaults of a material nature on the part of Parent or, if applicable, its Subsidiary or, to the knowledge of Parent, the landlord thereunder, existing under any Parent Real Property Lease or any material restrictive covenants affecting the Parent Owned Real Property, and (C) no event has occurred or circumstance exists that, with the giving of notice, the passage of time, or both, would constitute a material breach or material default under a Parent Real Property Lease or any material restrictive covenants affecting the Parent Owned Real Property.

(b) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect or constitute a Parent Permitted Encumbrance or Parent Permitted Lien, (i) there are no material leases, subleases, licenses, rights or other agreements affecting any portion of Parent Owned Real Property or Parent Leased Real Property that would reasonably be expected to prohibit all beneficial use or purpose as of the date of this Agreement of such Parent Owned Real Property or Parent Leased Real Property by Parent or its Subsidiaries in the operation of its business thereon, (ii) except for such arrangements solely among Parent and its Subsidiaries or among Parent’s Subsidiaries, there are no outstanding options or rights of first refusal in favor of any other party that would completely divest Parent or its Subsidiaries of any Parent Owned Real Property that would reasonably be expected to materially adversely affect the use of Parent Owned Real Property (as used as of the date of this Agreement) by Parent or its Subsidiaries in the aggregate or substantially impair operation of its business thereon, and (iii) neither Parent nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person the right to use or occupy a material portion of Parent Owned Real Property or Parent Leased Real Property that would reasonably be expected to materially adversely affect the use of such Parent Owned Real Property or Parent Leased Real Property (as used as of the date of this Agreement) by Parent or its Subsidiaries in the normal course of operation of its business thereon.

(c) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect or constitute a Parent Permitted Encumbrance or Parent Permitted Lien, (i) each of Parent and its Subsidiaries has defensible title to such Rights-of-Way or other interest that are necessary for Parent and its Subsidiaries to use and operate their respective assets and properties in the manner that such assets and properties are currently used and operated, and each such Right-of-Way is valid and free and clear of all Liens (other than Parent Permitted Liens and Parent Permitted Encumbrances); (ii) Parent and its Subsidiaries conduct their businesses in a manner that on the whole does not violate any material terms of the Rights-of-Way in any material respect; and (iii) neither Parent nor any of its Subsidiaries has received written notice of, and, to the knowledge of Parent, there does not exist, the occurrence of any ongoing uncured event or circumstance that allows, or after the giving of notice or the passage of time, or both, would allow the material limitation, revocation or termination of any Right-of-Way.

(d) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has received written notice of, and, to the knowledge of Parent, there does not exist, threatened, condemnation or eminent domain investigations, actions, suits or proceedings (whether administrative or judicial) that would, or would reasonably be expected to, adversely affect any Right-of-Way, Parent Owned Real Property or Parent Leased Real Property.

Section 4.18 Insurance. Parent and its Subsidiaries maintain, or are entitled to the benefits of, insurance in such amounts and against such risks substantially as Parent believes to be customary for the industries in which it and its Subsidiaries operate. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has received written notice of any pending or, to the knowledge of Parent, threatened cancellation with respect to any such insurance policy, in each case, other than in the ordinary course of business, and each of Parent and its Subsidiaries is in compliance with all conditions contained therein.

Section 4.19 Material Contracts.

(a) Except for this Agreement, Parent’s Benefit Plans and any agreements filed as exhibits to Parent SEC Documents, as of the date of this Agreement, neither Parent nor any of its Subsidiaries is a party to or bound by:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) any Contract that (A) imposes or purports to impose, any material restriction or prohibition on the right, ability, manner or locations of Parent or any of its Subsidiaries to compete with any other person or acquire or dispose of the securities of any other person or (B) contains an exclusivity or “most favored nation” clause that restricts the business of Parent or its Subsidiaries in a material manner;

(iii) any mortgage, note, debenture, indenture, security agreement, guaranty, pledge or other agreement or instrument evidencing indebtedness for borrowed money or any guarantee of such indebtedness or other financing or capital lease of Parent or any of its Subsidiaries in an amount in excess of $50 million;

(iv) any joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any material joint venture, partnership or limited liability company, other than any such Contract solely between Parent and its Subsidiaries or among Parent’s Subsidiaries;

(v) any Contract expressly limiting or restricting the ability of Parent or any of its Subsidiaries to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be;

(vi) any acquisition Contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations, that could reasonably be expected to result in payments after the date hereof by Parent or any of its Subsidiaries in excess of $100 million;

(vii) any Labor Agreement;

(viii) any Contract that is a settlement, conciliation or similar agreement with any Governmental Entity in excess of $25 million;

(ix) any Contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, businesses, equity interests, rights or properties requiring payments by Parent or its Subsidiaries in excess of $50 million; and

(x) any material lease or sublease with respect to a Parent Leased Real Property, other than capacity leases and storage leases, in each case entered into in the ordinary course of business and that during the twelve months ended December 31, 2025 individually required, or is reasonably expected in the future to require, annual revenues or payments by Parent and its Subsidiaries in excess of $50 million.

All contracts of the types referred to in clauses (i) through (x) above are referred to herein as “Parent Material Contracts” and have been made available to the Company.

(b) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any Subsidiary of Parent is in breach of or default under the terms of any Parent Material Contract. To the knowledge of Parent, no other party to any Parent Material Contract is in breach of or default under the terms of any Parent Material Contract, and no event has occurred that, with or without notice or lapse of time or both, would constitute a material breach of or material default under, or otherwise give rise to, a right of termination, cancellation or acceleration of any material obligation under any Parent Material Contract. Each Parent Material Contract is a valid and binding obligation of Parent or the Subsidiary of Parent which is party thereto and, to the knowledge of Parent, of each other party thereto, and is in full force and effect, subject to the Remedies Exceptions.

Section 4.20 Finders or Brokers. Except for RBC Capital Markets, LLC and Citigroup Global Markets Inc., neither Parent nor any of its Subsidiaries has engaged any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Mergers.

Section 4.21 Related Party Transactions. Neither Parent nor any of its Subsidiaries is party to any transaction or arrangement with any (a) present or former Parent Executive Officer, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of capital stock of Parent or (c) affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing persons described in clauses (a) or (b) (but only, with respect to the persons in clause (b), to the knowledge of Parent), which, in each case, would be required to be disclosed by Parent pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act. None of Parent, Merger Subs or any of their respective “affiliates” or “associates” (as such terms are defined in Section 203 of the DGCL) has beneficially owned during the three (3) years immediately preceding the date of this Agreement a number of shares that would make it an “interested stockholder” (as such term is defined in Section 203 of the DGCL) of the Company.

Section 4.22 Takeover Statutes. The action of the Parent Board in approving this Agreement and the transactions contemplated hereby is sufficient to render inapplicable to this Agreement and the transactions contemplated hereby any state Takeover Laws.

Section 4.23 Oil and Gas Matters.

(a) Except as would not reasonably be expected to have a Parent Material Adverse Effect, and except for property (i) sold or otherwise disposed of (x) in the ordinary course of business or (y) in compliance with the terms of Section 5.2, in each case, since the date of the reserve reports prepared by Netherland, Sewell & Associates, Inc. (the “Parent Reserve Engineer”) relating to Parent interests referred to therein as of December 31, 2025 (the “Parent Reserve Reports”) or (ii) reflected in the Parent Reserve Reports or in the Parent SEC Documents as having been sold or otherwise disposed of, Parent and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Parent Reserve Reports and in each case as attributable to interests owned by Parent and its Subsidiaries, free and clear of any Liens (except for Parent Permitted Encumbrances and Parent Permitted Liens). For purposes of the foregoing sentence, “good and defensible title” means that Parent’s or one and/or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) beneficially or of record with any applicable Governmental Entity that (1) entitles Parent (and/or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Parent Reserve Reports of all hydrocarbons produced from such Oil and Gas Properties throughout the productive life of such Oil and Gas Properties (other than decreases in connection with operations in which Parent and/or its Subsidiaries may be a non-consenting co-owner, decreases resulting from reversion of interests to co-owners with respect to operations in which such co-owners elected not to consent, decreases resulting from the establishment of pools or units, and decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries; in each case, to the extent occurring after the date of the Parent Reserve Reports), (2) obligates Parent (and/or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Parent Reserve Reports for such Oil and Gas Properties (other than any positive difference between such actual percentage and the applicable working interest shown on the Parent Reserve Reports for such Oil and Gas Properties that are accompanied by a proportionate (or greater) increase in the net revenue interest in such Oil and Gas Properties) and (3) is free and clear of all Liens (except for Parent Permitted Encumbrances and Parent Permitted Liens).

(b) Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect: (i) the factual, non-interpretive data supplied by Parent to the Parent Reserve Engineer relating to Parent interests referred to in the Parent Reserve Reports, by or on behalf of Parent and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of Parent and its Subsidiaries in connection with the preparation of the Parent Reserve Reports was, as of the time provided (or modified or amended prior to the issuance of the Parent Reserve Reports), accurate in all respects; (ii) to Parent’s knowledge, any assumptions or estimates provided by Parent’s Subsidiaries to the Parent Reserve Engineer in connection with its preparation of the Parent Reserve Reports were made in good faith and on a reasonable basis based on the facts and circumstances in existence and that were known to Parent at the time such assumptions or estimates were made; and (iii) the oil and gas reserve estimates of Parent set forth in the Parent Reserve Reports are derived from reports that have been prepared by the Parent Reserve Engineer, and such reserve estimates fairly reflect, in all material respects, the oil and gas reserves of Parent and its Subsidiaries at the dates indicated therein and are in accordance with applicable securities Laws applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Parent Reserve Reports that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.24 Personal Property. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect:

(a) Parent or a Subsidiary of Parent has defensible title to, or holds by a valid, enforceable and existing lease or license, all of the hydrocarbon and/or water gathering, processing, transportation, storage, handling, disposal or other pipelines and facilities that are owned, leased or licensed by Parent or a Subsidiary of Parent and that are necessary for the operations of Parent or any of its Subsidiaries as conducted as of the date of this Agreement (collectively, the “Parent Personal Property”), free and clear of all Liens other than any Parent Permitted Liens and Parent Permitted Encumbrances;

(b) to the knowledge of Parent, during the period Parent has owned and operated the Parent Personal Property, the Parent Personal Property has been (i) constructed, owned, maintained and operated in a good and workmanlike manner by Parent and its Subsidiaries as a reasonable and prudent operator in accordance with customary practices in the Appalachian oil and gas and water services industries and (ii) in material compliance with all applicable Law and Parent Permits in effect at the time of such operation, and have only been used in compliance with Parent Permits; and

(c) the Parent Personal Property, together with the other assets of Parent and its Subsidiaries, are sufficient for, and constitute all of the material rights, property and assets necessary for, the current conduct of the business of Parent and its Subsidiaries.

Section 4.25 Escheat and Unclaimed Property. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Subsidiaries is in compliance with escheat and unclaimed property laws.

Section 4.26 No Additional Representations.

(a) Parent and Merger Subs acknowledge that the Company does not make any representation or warranty as to any matter whatsoever except as expressly set forth in Article III or in any certificate delivered by the Company to Parent and/or Merger Subs in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that the Company makes no representation or warranty with respect to (i) any projections, estimates or budgets delivered or made available to Parent or Merger Subs (or any of their respective Affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company and its Subsidiaries or (ii) the future business and operations of the Company and its Subsidiaries, and none of Parent or Merger Subs has relied on such information or any other representation or warranty not set forth in Article III.

(b) Parent and Merger Subs have conducted their own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries and acknowledge that Parent and Merger Subs have been provided access for such purposes. Except for the representations and warranties expressly set forth in Article III or in any certificate delivered by the Company to Parent and/or Merger Subs in accordance with the terms hereof, in entering into this Agreement, each of Parent and Merger Subs have relied solely upon its independent investigation and analysis of the Company and the Company’s Subsidiaries, and Parent and Merger Subs acknowledge and agree that they have not been induced by and have not relied upon any representations, warranties or statements, whether express or implied, made by the Company, its Subsidiaries, or any of their respective Affiliates, shareholders, unitholders, stockholders, controlling persons or representatives that are not expressly set forth in Article III or in any certificate delivered by the Company to Parent and/or Merger Subs in accordance with the terms hereof, whether or not such representations, warranties or statements were made in writing or orally. Parent and Merger Subs acknowledge and agree that, except for the representations and warranties expressly set forth in Article III or in any certificate delivered by the Company to Parent and/or Merger Subs, (i) the Company does not make, and has not made, any representations or warranties relating to itself or its business or otherwise in connection with the transactions contemplated hereby and Parent and Merger Subs are not relying on any representation or warranty except for those expressly set forth in this Agreement or in any certificate delivered by the Company to Parent or Merger Subs in accordance with the terms hereof, (ii) no person has been authorized by the Company to make any representation or warranty relating to itself or its business or otherwise in connection with the transactions contemplated hereby, and if made, such representation or warranty must not be relied upon by Parent or Merger Subs as having been authorized by the Company, and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Parent or Merger Subs or any of their Representatives are not and shall not be deemed to be or include representations or warranties of the Company unless any such materials or information is the subject of any express representation or warranty set forth in Article III.

ARTICLE V

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business by the Company.

(a) From and after the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 7.1 (the “Termination Date”), and except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company or any of its Subsidiaries, or as expressly required by a Company Permit, (ii) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly contemplated or required by this Agreement, (iv) to the extent action is reasonably taken (or reasonably omitted) in response to an Emergency or (v) as set forth in Section 5.1(a) of the Company Disclosure Schedule, the Company covenants and agrees that the Company shall, and shall cause its Subsidiaries to, use their respective commercially reasonable efforts to (x) conduct their businesses in all material respects in the ordinary course, (y) preserve substantially intact their present lines of business and maintain their material rights and Company Permits and (z) preserve their relationships with significant customers and suppliers; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically prohibited or required by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b) The Company agrees with Parent, on behalf of itself and its Subsidiaries, that from the date hereof and prior to the earlier of the Effective Time and the Termination Date, except (i) as may be required by applicable Law, or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company or any of its Subsidiaries, or as required by a Company Permit, (ii) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly contemplated or required by this Agreement or (iv) as set forth in Section 5.1(a) or Section 5.1(b) of the Company Disclosure Schedule, the Company:

(A) shall not adopt any amendments to, or waive any rights under, the Company Organizational Documents, and shall not permit any of its Subsidiaries to adopt any amendments to its certificate of limited partnership, partnership agreement, certificate of formation, limited liability company agreement, certificate of incorporation or by-laws or similar applicable charter documents (except in the case of Subsidiaries, ministerial changes);

(B) shall not, and shall not permit any of its Subsidiaries to, adjust, split, subdivide, combine or reclassify any of their equity interests or other ownership interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its equity interests or other ownership interests, except for any such transaction by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction;

(C) shall not, and shall not permit any of its Subsidiaries to, declare, set aside, authorize or pay any dividends on or make any distribution with respect to its outstanding equity securities (whether in cash, assets, capital stock or other securities of the Company or its Subsidiaries), except (1) dividends or distributions by any wholly owned Subsidiaries only to the Company or to any wholly owned Subsidiary of the Company, (2) dividends or distributions required under the applicable organizational documents of such entity in effect on the date of this Agreement and (3) regular quarterly cash dividends on the shares of Company Common Stock at the times, and not in excess of the amounts, set forth in Section 5.1(b)(C) of the Company Disclosure Schedule;

(D) shall not, and shall not permit any of its significant Subsidiaries (as defined under Regulation S-X of the SEC) to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or enter into a letter of intent or agreement in principle with respect thereto, other than the Mergers, any mergers, consolidations, restructurings or reorganizations solely among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries or in connection with an acquisition not prohibited by Section 5.1(b)(G);

(E) shall not, and shall not permit any of its Subsidiaries to, authorize or pay any capital expenditures (or capital contributions with respect thereto) in excess of $100 million in the aggregate for any full calendar year (which amount shall be prorated, on a quarterly basis, for the number of calendar quarters in such calendar year following the date hereof and prior to the End Date), except for (1) expenditures contemplated by the capital expenditure budget set forth in Section 5.1(b)(E) of the Company Disclosure Schedule or (2) expenditures reasonably taken in response to an Emergency;

(F) shall not, and shall not permit any of its Subsidiaries to, acquire any material assets or properties, except for (1) acquisitions in the ordinary course of business consistent with past practice, (2) materials acquired in connection with capital expenditures consistent with work permitted in accordance with this Section 5.1, (3) excluding transactions described in clause (4) below, acquisitions of assets or properties for which the consideration does not exceed $25 million individually or $50 million in the aggregate for all such acquisitions or (4) acquisitions in connection with an acreage trade or similar transaction, in each case, in the ordinary course of business consistent with past practice, pursuant to which the Company or any of its Subsidiaries acquires interests if the value of the interests acquired by the Company or any of its Subsidiaries, and the value of interests transferred by the Company or any of its Subsidiaries, in such exchange (taking into account any associated cash consideration paid by or to the Company or any of its Subsidiaries in connection with the exchange), have reasonably equivalent value, as determined by the Company in good faith;

(G) shall not, and shall not permit any of its Subsidiaries to, sell, lease, license, transfer, farmout, exchange or swap, materially encumber (other than Company Permitted Liens and Company Permitted Encumbrances), or otherwise dispose of any properties or non-cash assets (including any tangible assets) with a value in excess of $25 million individually or $50 million in the aggregate, except (1) sales, transfers and dispositions of obsolete or worthless equipment in the ordinary course of business, (2) sales, transfers and dispositions of inventory, Renewable Identification Numbers, commodities and produced hydrocarbons, crude oil and refined products in the ordinary course of business, (3) sales, leases, transfers or other dispositions (x) made in connection with any transaction among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries or (y) in the ordinary course of business consistent with past practice, (4) the expiration of any Oil and Gas Lease in accordance with its terms and in the ordinary course of business consistent with past practice or (5) divestitures in connection with an acreage trade or similar transaction, in each case, in the ordinary course of business consistent with past practice, pursuant to which the Company or any of its Subsidiaries acquires interests if the value of the interests acquired by the Company or any of its Subsidiaries, and the value of interests transferred by the Company or any of its Subsidiaries, in such exchange (taking into account any associated cash consideration paid by or to the Company or any of its Subsidiaries in connection with the exchange), have reasonably equivalent value, as determined by the Company in good faith;

(H) shall not, except (1) as required by Law, (2) pursuant to the terms of any Company Benefit Plan as in effect on the date of this Agreement or (3) as set forth on Section 5.1(b)(H) of the Company Disclosure Schedule, (I) increase the base salary, short-term incentive target or long-term incentive target of any Company Executive Officer or any other Company Service Provider, (II) grant any equity or equity-based awards or rights to any severance, retention, change in control, transaction, or similar compensation to, or enter into any employment or severance agreement with, any Company Service Provider, (III) establish, adopt, enter into, modify or amend any Labor Agreement, or recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any employees of the Company or any of its Subsidiaries, (IV) amend or terminate any Company Benefit Plan or adopt or enter into any plan or arrangement that would be a Company Benefit Plan if in existence on the date hereof, (V) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability, funding or payment under any Company Benefit Plan, except as required under this Agreement, or (VI) hire, engage or terminate (other than for cause) any officer-level employee of the Company or any Subsidiary thereof or other employee or individual service provider whose annualized base compensation exceeds $150,000, other than in the ordinary course of business consistent with past practice, including to replace vacancies created by terminations of employment;

(I) shall not, and shall not permit any of its Subsidiaries to, implement or announce any employee reductions in force, plant closings, or other similar actions that trigger notice obligations under the WARN Act;

(J) shall not, and shall not permit any of its Subsidiaries to, change the annual accounting period or materially change the financial accounting policies or procedures for reporting income, deductions or other material items for financial accounting purposes, in each case, except as required by GAAP, FERC regulations, SEC rule or policy or applicable Law;

(K) shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any equity interest or other ownership interest in the Company (including any shares of Company Preferred Stock) or any of its Subsidiaries or any securities convertible into or exchangeable for any such equity interests or other ownership interest, or any rights, warrants or options to acquire any such shares of capital stock, ownership interest or convertible or exchangeable securities, other than (1) issuances of shares of Company Common Stock upon vesting, exercise or settlement of any Company Equity Awards outstanding as of the date hereof, or as may be granted after the date hereof as permitted under this Section 5.1(b), in accordance with their applicable terms or as required by this Agreement, (2) for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries or (3) in connection with actions permitted by other provisions of this Agreement;

(L) shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any shares of the capital stock, voting securities or ownership interests of any other person or any rights, warrants or options to acquire any such shares or interests, or make loans, advances or capital contributions to, or investments in, any other person in excess of $50 million, except, in each case, for transactions among the Company and its Subsidiaries or among the Company’s Subsidiaries;

(M) shall not, and shall not permit any of its Subsidiaries to, (x) incur, assume, guarantee or otherwise become liable for any indebtedness for borrowed money or any guarantee of such indebtedness, except: (1) for any indebtedness incurred under the Company Credit Agreement in an amount not to exceed the commitments available thereunder on the date hereof, (2) for any indebtedness among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, (3) for any guarantees by the Company of indebtedness of Subsidiaries of the Company or guarantees by the Company’s Subsidiaries of indebtedness of the Company or any Subsidiary of the Company, which indebtedness is incurred in compliance with this Section 5.1(b)(M), (4) for any indebtedness (including indebtedness incurred pursuant to the Company Credit Agreement) incurred in response to any Emergency and (5) for any other purpose, other indebtedness for borrowed money or in respect of senior notes (or similar instruments) that do not exceed in principal amount $100 million at any one time outstanding or (y) create, incur, assume or suffer to exist any Lien, other than a Company Permitted Lien;

(N) other than in the ordinary course of business or consistent with past practice, de minimis, non-substantive or ministerial amendments or amendments required by the terms of the underlying Company Material Contract or Company Permit, shall not, and shall not permit any of its Subsidiaries to, modify, amend or terminate, or waive any rights under any Company Material Contract or under any Company Permit, in a manner or with an effect that is materially adverse to the Company and its Subsidiaries, taken as a whole;

(O) shall not, and shall not permit any of its Subsidiaries to, waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises (1) equal to or lesser than the amounts reserved with respect thereto on the balance sheet as of the Balance Sheet Date included in the Company SEC Documents, (2) that are covered by insurance or (3) that do not exceed $15 million individually or $30 million in the aggregate (excluding any amounts covered by reserves on the balance sheet as of the Balance Sheet Date or covered by insurance); provided that any such settlement would not result in any injunctive relief, material restriction on future activity or conduct of, or a finding or admission of a violation of Law by, the Company and its Subsidiaries;

(P) shall not (1) make, change or revoke any material Tax election or accounting method, excluding any election that must be made periodically and is made consistent with past practice, (2) file any material amended Tax Return, (3) file any material Tax Return other than on a basis consistent with past practice, (4) consent to any extension or waiver of the limitation period applicable to any material claim or assessment in respect of material Taxes, (5) enter into any material Tax allocation, sharing or indemnity agreement, any material Tax holiday agreement or other similar agreement with respect to Taxes, (6) enter into any closing agreement with respect to material Taxes, (7) settle or compromise any material Tax Proceeding, (8) initiate, enter into, or participate in any voluntary disclosure agreement, tax amnesty program or similar agreement or program with any Governmental Entity in respect of material Taxes or (9) surrender any right to claim a material Tax refund, offset or other reduction in Tax liability;

(Q) except as otherwise permitted by this Agreement or for transactions between the Company and its Subsidiaries or among the Company’s Subsidiaries, shall not, and shall not permit any of its Subsidiaries to prepay, redeem, repurchase, defease, cancel or otherwise acquire any indebtedness or guarantees thereof of the Company or any Subsidiary of the Company, other than (1) at stated maturity, or, in the case of a letter of credit, when no longer required pursuant to applicable contractual provisions, (2) prepayment and repayment of existing indebtedness in connection with any replacement, renewal, extension, refinancing or refund thereof in accordance with Section 5.1(b)(M), (3) prepayment and repayment of revolving loans (including, for the avoidance of doubt, the Company Credit Agreement) or the Senior Notes in the ordinary course of business, and (4) any required amortization payments and mandatory prepayments (including mandatory prepayments arising from any change of control put rights to which holders of such indebtedness or guarantees thereof may be entitled), in each case in accordance with the terms of the instrument governing such indebtedness as in effect on the date hereof;

(R) shall not, and shall not permit any of its Subsidiaries to directly or indirectly, enter into a new line of business or abandon or discontinue any existing line of business; and

(S) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions that are prohibited pursuant to clauses (A) through (R) of this Section 5.1(b).

Section 5.2 Conduct of Business by Parent.

(a) From and after the date hereof until the earlier of the Effective Time and the Termination Date, and except (i) as may be required by applicable Law, or the regulations or requirements of any stock exchange or regulatory organization applicable to Parent or any of its Subsidiaries, or as expressly required by a Parent Permit, (ii) as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly contemplated or required by this Agreement, (iv) to the extent action is reasonably taken (or reasonably omitted) in response to an Emergency or (v) as set forth in Section 5.2(a) of the Parent Disclosure Schedule, Parent covenants and agrees that Parent shall, and shall cause its Subsidiaries to, use their respective commercially reasonable efforts to (x) preserve substantially intact their present lines of business and maintain their material rights and Parent Permits and (y) preserve their relationships with significant customers and suppliers; provided, however, that no action by Parent or its Subsidiaries with respect to matters specifically prohibited or required by any provision of Section 5.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b) Parent agrees with the Company, on behalf of itself and its Subsidiaries, that from the date hereof and prior to the earlier of the Effective Time and the Termination Date, except (i) as may be required by applicable Law, or the regulations or requirements of any stock exchange or regulatory organization applicable to Parent or any of its Subsidiaries, or as required by a Parent Permit, (ii) as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly contemplated or required by this Agreement or (iv) as set forth in Section 5.2(a) or Section 5.2(b) of the Parent Disclosure Schedule, Parent:

(A) shall not adopt any material amendments to, or waive any rights under, the Parent Organizational Documents;

(B) shall not, and shall not permit any of its Subsidiaries to, adjust, split, subdivide, combine or reclassify any of their equity interests or other ownership interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its equity interests or other ownership interests, except for any such transaction by a wholly owned Subsidiary of Parent which remains a wholly owned Subsidiary after consummation of such transaction;

(C) shall not, and shall not permit any of its Subsidiaries to, declare, set aside, authorize or pay any dividends on or make any distribution with respect to its outstanding equity securities (whether in cash, assets, capital stock or other securities of Parent or its Subsidiaries), except (1) dividends or distributions by any wholly owned Subsidiaries only to Parent or any wholly owned Subsidiary of Parent in the ordinary course of business consistent with past practice, (2) dividends or distributions required under the applicable organizational documents of such entity in effect on the date of this Agreement and (3) regular quarterly cash dividends on the Parent Shares in accordance with Parent’s dividend policy in effect as of the date hereof, as set forth in Section 5.2(b)(C) of the Parent Disclosure Schedule;

(D) shall not, and shall not permit any of its significant Subsidiaries (as defined under Regulation S-X of the SEC) to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or enter into a letter of intent or agreement in principle with respect thereto, other than the Mergers, any mergers, consolidations, restructurings or reorganizations solely among Parent and its Subsidiaries or among Parent’s Subsidiaries;

(E) shall not, and shall not permit any of its Subsidiaries to, change the annual accounting period or materially change the financial accounting policies or procedures for reporting income, deductions or other material items for financial accounting purposes, in each case, except as required by GAAP, FERC regulations, SEC rule or policy or applicable Law;

(F) shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any equity interest or other ownership interest in Parent or any of its Subsidiaries or any securities convertible into or exchangeable for any such equity interests or other ownership interest, or any rights, warrants or options to acquire any such equity interest, ownership interest or convertible or exchangeable securities, other than (1) as set forth in Section 5.2(b)(F) of the Parent Disclosure Schedule, (2) issuances of Parent Shares in respect of any exercise of Parent equity awards and settlement of any Parent equity awards outstanding on the date hereof or as may be granted after the date hereof as permitted under this Section 5.2(b), (3) the sale of Parent Shares pursuant to the exercise of options to purchase Parent Shares if necessary to effectuate an option direction upon exercise or for withholding of Taxes, (4) the grant of equity compensation awards under Parent equity plans or (5) for transactions among Parent and its Subsidiaries or among Parent’s Subsidiaries;

(G) shall not (1) change or revoke any material Tax election or accounting method, excluding any election that must be made periodically and is made consistent with past practice, (2) file any material amended Tax Return or (3) enter into any material Tax allocation, sharing or indemnity agreement; and

(H) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions that are prohibited pursuant to clauses (A) through (G) of this Section 5.2(b).

(c) The Parties acknowledge that Parent, together with its Subsidiaries, is not the sole owner of the Significant JV Entities and that Parent shall not be in breach of this Article V for any action that is taken (or required to be taken) by any Significant JV Entity if Parent and its Subsidiaries, as applicable, exercise their respective rights and authority to cause such Significant JV Entity to act or refrain from acting in a manner that is consistent with the obligations set forth in this Article V. If Parent and its Subsidiaries have no right to vote for or approve an action to be taken (or required to be taken) by a Significant JV Entity pursuant to this Article V, and any such action taken (or failure to take such action) by such Significant JV Entity would otherwise be in violation of this Article V, Parent and its Subsidiaries shall not, directly or indirectly, be in breach of this Article V.

Section 5.3 Mutual Access.

(a) For purposes of furthering the transactions contemplated hereby, each of the Company and Parent shall afford the other Party and (i) the officers and employees and (ii) the accountants, consultants, legal counsel, financial advisors, financing sources and agents and other representatives (such persons described in this clause (ii), collectively, “Representatives”) of such other Party reasonable access during normal business hours, throughout the period prior to the earlier of the Effective Time and the Termination Date, to its and its Subsidiaries’ key employees and properties, contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws and with such additional accounting, financing, operating, environmental and other data and information regarding the Company and its Subsidiaries, as Parent may reasonably request, and Parent and its Subsidiaries, as the Company may reasonably request, as the case may be. Notwithstanding the foregoing, neither the Company nor Parent shall be required to afford such access if it would unreasonably disrupt the operations of such Party or any of its Subsidiaries, would cause a violation of any legally binding agreement to which such Party or any of its Subsidiaries is a party or would cause a risk of a loss of privilege to such Party or any of its Subsidiaries or would constitute a violation of any applicable Law; provided that, notwithstanding the foregoing, the withholding Party shall, upon the other Party’s reasonable request, use commercially reasonable efforts to allow for any access or disclosure in a manner that does not contravene the foregoing. Neither the Company nor Parent, nor any of their respective officers, employees or Representatives, shall be permitted to perform any invasive or subsurface assessment (including any Phase II environmental site assessment or other invasive or subsurface testing, sampling, monitoring or analysis) with respect to any property of the other Party or any of the other Party’s Subsidiaries without the other Party’s prior written consent.

(b) The Parties hereby agree that all information provided to them or their respective officers, directors, employees or Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be governed in accordance with the letter agreement, dated as of September 14, 2026, between the Company and Parent (the “Confidentiality Agreement”). Notwithstanding anything to the contrary in the Confidentiality Agreement, (i) the Company agrees that Parent may initiate contact with and pursue potential Financing Sources solely in connection with any Financing, in each case subject to the confidentiality and use restrictions applicable to Representatives set forth in the Confidentiality Agreement as if parties thereto or subject to other confidentiality undertakings reasonably satisfactory to the Company and of which the Company is a beneficiary and (ii) the Company agrees that Parent may initiate contact with Parent’s or the Company’s noteholders or lenders, including holders of the Senior Notes and lenders under the Company Credit Agreement, in each case, solely in connection with any Financing or Senior Notes Offer, and in each case, subject to the confidentiality and use restrictions applicable to Representatives set forth in the Confidentiality Agreement as if parties thereto or subject to other confidentiality undertakings reasonably satisfactory to the Company and of which the Company is a beneficiary.

Section 5.4 Company Non-Solicitation; Company Acquisition Proposals; Company Change of Recommendation.

(a) Subject to Section 5.4(b) and Section 5.4(c), from the date hereof and prior to the earlier of the Effective Time and the Termination Date, the Company shall not, and shall cause its Subsidiaries and its and their respective directors, officers and management-level employees not to, and shall use its reasonable best efforts to cause its Representatives not to, directly or indirectly:

(i) solicit, initiate or knowingly encourage, induce or facilitate (including by way of furnishing non-public information) any proposal or offer or inquiries regarding the making or submission of any proposal or offer, including any proposal or offer to its shareholders, that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal;

(ii) furnish any non-public information regarding the Company or any of its Subsidiaries or afford access to the business, properties, books or records of the Company or any of its Subsidiaries, to any person (other than Parent, Merger Subs or their respective directors, officers, employees, Affiliates or Representatives) in connection with or in response to a Company Acquisition Proposal or any inquiries regarding a Company Acquisition Proposal;

(iii) engage or participate in or otherwise knowingly facilitate any discussions or negotiations with any person (other than Parent, Merger Subs or their respective directors, officers, employees, Affiliates or Representatives) with respect to a Company Acquisition Proposal;

(iv) approve, endorse or recommend (or publicly propose to approve, endorse or recommend) any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal;

(v) other than a confidentiality agreement in accordance with Section 5.4(b)(ii)(C), enter into any letter of intent, term sheet, memorandum of understanding, merger agreement, acquisition agreement, exchange agreement or duly execute any other agreement (whether binding or not) with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal or requiring the Company to abandon, terminate or fail to consummate the Mergers or any other transaction contemplated by this Agreement;

(vi) unless the Company Board determines in good faith, after consultation with the Company’s financial advisors and outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with the fiduciary duties of the Company Board under applicable Law, amend or grant any waiver, release or modification under, or fail to enforce, any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries; or

(vii) resolve or agree to do any of the foregoing.

(b) Notwithstanding anything to the contrary contained in this Section 5.4, prior to obtaining the Company Shareholder Approval, the Company, or the Company Board, directly or indirectly through any officer, employee or Representative, may (x) furnish non-public information regarding the Company or any of its Subsidiaries to, and afford access to the business, properties, books or records of the Company and any of its Subsidiaries to, any person and (y) engage and participate in discussions and negotiations with any person, in each case in response to an unsolicited, written Company Acquisition Proposal if:

(i) the Company Board, prior to taking any such particular action, concludes in good faith, after consultation with the Company’s financial advisors and outside legal counsel, that such unsolicited, written Company Acquisition Proposal constitutes or would reasonably be expected to result in a Company Superior Offer; and

(ii)

(A) such Company Acquisition Proposal was received after the date of this Agreement and did not result from a material breach of this Section 5.4;

(B) the Company provides to Parent the notice required by Section 5.4(d) with respect to such Company Acquisition Proposal; and

(C) the Company furnishes any non-public information provided to the maker of the Company Acquisition Proposal only pursuant to a confidentiality agreement between the Company and such person with provisions that are not less restrictive to such person than the provisions of the Confidentiality Agreement (provided that a confidentiality agreement without a “standstill” provision shall not be considered less restrictive for purposes of this Section 5.4), a copy of which shall be promptly provided to Parent (it being agreed that such confidentiality agreement between the Company and such person shall permit such person to make any Company Acquisition Proposal to the Company Board), and to the extent such non-public information has not been made available to Parent, the Company provides or makes available such non-public information to Parent substantially concurrently with the time that it is provided to such other person.

(c) Nothing in this Section 5.4 shall prohibit the Company, or the Company Board, directly or indirectly through any officer, employee or Representative, from (i) informing any person that the Company is party to this Agreement and informing such person of the restrictions that are set forth in Section 5.4, (ii) disclosing factual information regarding the business, financial condition or results of operations of the Company, including in the ordinary course of business with its shareholders or other equityholders in any jointly owned Subsidiary of the Company with respect to such Subsidiary, or (iii) disclosing the fact that a Company Acquisition Proposal has been made, the identity of the party making such proposal or the material terms of such proposal in the Proxy Statement/Prospectus; provided that, in the case of this clause (iii), (A) the Company Board shall have determined in good faith, after consultation with the Company’s financial advisors and outside legal counsel, that such information, facts, identity or terms is required to be disclosed under applicable Law or that failure to make such disclosure would be reasonably likely to be inconsistent with the fiduciary duties of the Company Board under applicable Law, and (B) the Company otherwise complies with the obligations set forth in the proviso in Section 5.4(i). So long as the Company and its Representatives have not otherwise materially breached this Section 5.4, none of the foregoing shall prohibit the Company and its Representatives from contacting any persons or group of persons who has made a Company Acquisition Proposal after the date of this Agreement solely to request the clarification of the terms and conditions thereof so as to determine whether the Company Acquisition Proposal is, or could reasonably be expected to result in, a Company Superior Offer, and any such actions shall not be a breach of this Section 5.4.

(d) The Company shall promptly, and in no event later than forty-eight (48) hours after its or any of its Representatives’ receipt of any Company Acquisition Proposal or any inquiry or request for discussions or negotiations regarding a Company Acquisition Proposal or non-public information relating to the Company or any of its Subsidiaries in connection with a Company Acquisition Proposal, advise Parent (orally and in writing) of such Company Acquisition Proposal, inquiry or request (including providing the identity of the person making or submitting such Company Acquisition Proposal, and, (i) if it is in writing, a copy of such Company Acquisition Proposal, inquiry or request and any related draft agreements and (ii) if oral, a reasonably detailed summary of the material terms and conditions thereof), in each case including any modifications thereto. The Company shall keep Parent informed on a prompt basis with respect to any change to the material terms of any such Company Acquisition Proposal (and in no event later than forty-eight (48) hours following any such change) and shall reasonably apprise Parent of the status of any such notifications to the extent the status changes in any material respect. Without limiting the foregoing, the Company shall notify Parent if the Company determines to engage in discussions or negotiations concerning a Company Acquisition Proposal.

(e) Immediately following the execution of this Agreement, the Company shall, and shall cause its Subsidiaries and their respective officers, directors, employees to, and shall use its reasonable best efforts to cause its and their Representatives to, immediately cease and terminate any discussions existing as of the date of this Agreement between the Company or any of its Subsidiaries or any of their respective officers, directors, employees or Representatives and any person (other than Parent, Merger Subs or any of their respective officers, directors, employees or Representatives) that relate to any Company Acquisition Proposal. The Company shall, promptly following the execution and delivery of this Agreement, (i) terminate access to any physical or electronic data room relating to any potential Company Acquisition Proposal received prior to the date hereof and (ii) request each person who has previously executed a confidentiality agreement prior to the date hereof in connection with such person’s consideration of a Company Acquisition Proposal for such party to return or destroy all confidential information previously furnished to such person by or on the Company’s behalf prior to the date hereof.

(f) Except as otherwise provided in Section 5.4(g) and Section 5.4(h), neither the Company Board nor any committee thereof may:

(i) withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Company Recommendation in a manner adverse to Parent, including by failing to include the Company Recommendation in the Proxy Statement/Prospectus;

(ii) approve, adopt, authorize, resolve or recommend, or propose to approve, adopt, authorize, resolve or recommend, or allow the Company or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar Contract or any tender or exchange offer providing for, with respect to, or in connection with, any Company Acquisition Proposal other than a confidentiality agreement in accordance with Section 5.4(b)(ii)(C);

(iii) fail to reaffirm the Company Recommendation within five (5) business days of a request therefor by Parent following the date on which any Company Acquisition Proposal or material modification thereto is received by the Company or is published, sent or communicated to the Company’s shareholders; provided that if the Company Shareholders’ Meeting is scheduled to be held within five (5) business days of such request, within three (3) business days after such request and, in any event, prior to the date of the Company Shareholders’ Meeting (provided that Parent may not make any such request on more than one (1) occasion with respect to each Company Acquisition Proposal, which for these purposes excludes any material revision, amendment, update or supplement to such Company Acquisition Proposal);

(iv) fail to publicly announce, within ten (10) business days after a tender offer or exchange offer relating to the securities of the Company shall have been commenced, a statement disclosing that the Company Board recommends rejection of such tender offer or exchange offer and affirms the Company Recommendation; or

(v) publicly propose to do any of the foregoing (any action described in this Section 5.4(f), a “Company Change of Recommendation”).

(g) Notwithstanding anything in this Agreement to the contrary, with respect to a Company Acquisition Proposal, the Company Board may, at any time prior to receipt of the Company Shareholder Approval, make a Company Change of Recommendation, if:

(i) (A) a written Company Acquisition Proposal (that did not result from a material breach of Section 5.4(a)) is made by a third party after the date hereof, and such Company Acquisition Proposal is not withdrawn, (B) the Company Board determines in good faith after consultation with the Company’s financial advisors and outside legal counsel that such Company Acquisition Proposal constitutes a Company Superior Offer and (C) following consultation with the Company’s financial advisors and outside legal counsel, the Company Board determines in good faith that the failure to make a Company Change of Recommendation would be reasonably likely to be inconsistent with the fiduciary duties of the Company Board under applicable Law; and

(ii) (A) the Company provides Parent three (3) business days’ prior written notice of its intention to take such action, which notice shall include the information with respect to such Company Superior Offer that is specified in Section 5.4(d), (B) after providing such notice and prior to making such Company Change of Recommendation in connection with a Company Superior Offer, the Company shall negotiate in good faith with

Parent during such three (3) business day period (to the extent that Parent desires to negotiate) to make such revisions to the terms of this Agreement, such that the Company Acquisition Proposal ceases to constitute a Company Superior Offer, and (C) the Company Board shall have considered in good faith any changes to the terms of this Agreement proposed in writing by Parent, and following such three (3) business day period, shall have determined in good faith, after consultation with the Company’s financial advisors and outside legal counsel, that the Company Acquisition Proposal would continue to constitute a Company Superior Offer if such changes to this Agreement proposed in writing by Parent were to be given effect and that failure to make a Company Change of Recommendation would be reasonably likely to be inconsistent with the fiduciary duties of the Company Board under applicable Law; provided that, in the event that the Company Acquisition Proposal is thereafter materially modified by the party making such Company Acquisition Proposal, the Company shall provide written notice of such modified Company Acquisition Proposal and shall again comply with this Section 5.4(g), except that the required three (3) business day period for notice, negotiation and consideration in clauses (A), (B) and (C) of this Section 5.4(g) shall be shortened to a two (2) business day period in each instance.

(h) Other than in connection with a Company Superior Offer (which shall be subject to Section 5.4(g) and shall not be subject to this Section 5.4(h)), nothing in this Agreement shall prohibit or restrict the Company Board from making a Company Change of Recommendation in response to a Company Intervening Event to the extent that (i) the Company Board determines in good faith, after consultation with the Company’s financial advisors and outside legal counsel, that the failure of the Company Board to effect a Company Change of Recommendation would be reasonably likely to be inconsistent with the fiduciary duties of the Company Board under applicable Law, and (ii) (A) the Company provides Parent three (3) business days’ prior written notice of its intention to take such action, which notice shall specify the reasons therefor, (B) after providing such notice and prior to making such Company Change of Recommendation, the Company shall negotiate in good faith with Parent during such three (3) business day period (to the extent that Parent desires to negotiate) to make such revisions to the terms of this Agreement as to obviate the need for the Company Board to make a Company Change of Recommendation pursuant to this Section 5.4(h), and (C) the Company Board shall have considered in good faith any changes to the terms of this Agreement offered in writing by Parent, and following such three (3) business day period, shall have determined in good faith, after consultation with the Company’s financial advisors and outside legal counsel, that the failure to effect a Company Change of Recommendation in response to such Company Intervening Event would be reasonably likely to be inconsistent with the fiduciary duties of the Company Board under applicable Law; provided that, in the event of any material change to the facts and circumstances relating to such Company Intervening Event, the Company shall provide written notice of such material change and shall again comply with this Section 5.4(h), except that the required three (3) business day period for notice, negotiation and consideration in clauses (A), (B) and (C) of this Section 5.4(h) shall be shortened to a two (2) business day period in each instance.

(i) Nothing contained in this Section 5.4 or elsewhere in this Agreement shall prohibit the Company or the Company Board from taking and disclosing to the Company’s shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or from issuing a “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act; provided, however, that any such disclosure that addresses or relates to the approval, recommendation or declaration of advisability by the Company Board with respect to this Agreement or a Company Acquisition Proposal shall be deemed to be a Company Change of Recommendation unless the Company Board in connection with such communication expressly publicly states that its recommendation with respect to this Agreement (including, if applicable, after giving effect to such changes to this Agreement proposed in writing by Parent pursuant to Section 5.4(g) or Section 5.4(h)) has not changed or refers to the prior recommendation of the Company Board.

(j) Notwithstanding anything to the contrary in this Section 5.4, any action, or failure to take action by a Representative of the Company that is taken by, at the direction of, or at the request of the Company or its Subsidiaries, or their respective directors, officers, management-level employees or Affiliates in violation of this Section 5.4 shall be deemed to be a breach of this Section 5.4 by the Company.

Section 5.5 Parent Non-Solicitation; Parent Acquisition Proposals; Parent Change of Recommendation.

(a) Subject to Section 5.5(b) and Section 5.5(c), from the date hereof and prior to the earlier of the Effective Time and the Termination Date, Parent shall not, and shall cause its Subsidiaries and its and their respective directors, officers and management-level employees not to, and shall use its reasonable best efforts to cause its Representatives not to, directly or indirectly:

(i) solicit, initiate or knowingly encourage, induce or facilitate (including by way of furnishing non-public information) any proposal or offer or inquiries regarding the making or submission of any proposal or offer, including any proposal or offer to its shareholders, that constitutes, or could reasonably be expected to lead to, a Parent Acquisition Proposal;

(ii) furnish any non-public information regarding Parent or any of its Subsidiaries or afford access to the business, properties, books or records of Parent or any of its Subsidiaries, to any person (other than the Company, Merger Subs or their respective directors, officers, employees, Affiliates or Representatives) in connection with or in response to a Parent Acquisition Proposal or any inquiries regarding a Parent Acquisition Proposal;

(iii) engage or participate in or otherwise knowingly facilitate any discussions or negotiations with any person (other than the Company, Merger Subs or their respective directors, officers, employees, Affiliates or Representatives) with respect to a Parent Acquisition Proposal;

(iv) approve, endorse or recommend (or publicly propose to approve, endorse or recommend) any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a Parent Acquisition Proposal;

(v) other than a confidentiality agreement in accordance with Section 5.5(b)(ii)(C), enter into any letter of intent, term sheet, memorandum of understanding, merger agreement, acquisition agreement, exchange agreement or duly execute any other agreement (whether binding or not) with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Parent Acquisition Proposal or requiring Parent to abandon, terminate or fail to consummate the Mergers or any other transaction contemplated by this Agreement;

(vi) unless the Parent Board determines in good faith, after consultation with Parent’s financial advisors and outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with the fiduciary duties of the Parent Board under applicable Law, amend or grant any waiver, release or modification under, or fail to enforce, any standstill or similar agreement with respect to any class of equity securities of Parent or any of its Subsidiaries; or

(vii) resolve or agree to do any of the foregoing.

(b) Notwithstanding anything to the contrary contained in this Section 5.5, prior to obtaining the Parent Shareholder Approval, Parent, or the Parent Board, directly or indirectly through any officer, employee or Representative, may (x) furnish non-public information regarding Parent or any of its Subsidiaries to, and afford access to the business, properties, books or records of Parent and any of its Subsidiaries to, any person and (y) engage and participate in discussions and negotiations with any person, in each case in response to an unsolicited, written Parent Acquisition Proposal if:

(i) the Parent Board, prior to taking any such particular action, concludes in good faith, after consultation with Parent’s financial advisors and outside legal counsel, that such unsolicited, written Parent Acquisition Proposal constitutes or would reasonably be expected to result in a Parent Superior Offer; and

(ii)

(A) such Parent Acquisition Proposal was received after the date of this Agreement and did not result from a material breach of this Section 5.5;

(B) Parent provides to the Company the notice required by Section 5.5(d) with respect to such Parent Acquisition Proposal; and

(C) Parent furnishes any non-public information provided to the maker of the Parent Acquisition Proposal only pursuant to a confidentiality agreement between Parent and such person with provisions that are not less restrictive to such person than the provisions of the Confidentiality Agreement (provided that a confidentiality agreement without a “standstill” provision shall not be considered less restrictive for purposes of this Section 5.5), a copy of which shall be promptly provided to the Company (it being agreed that such confidentiality agreement between Parent and such person shall permit such person to make any Parent Acquisition Proposal to the Parent Board), and to the extent such non-public information has not been made available to the Company, Parent provides or makes available such non-public information to the Company substantially concurrently with the time that it is provided to such other person.

(c) Nothing in this Section 5.5 shall prohibit Parent, or the Parent Board, directly or indirectly through any officer, employee or Representative, from (i) informing any person that Parent is party to this Agreement and informing such person of the restrictions that are set forth in Section 5.5, (ii) disclosing factual information regarding the business, financial condition or results of operations of Parent, including in the ordinary course of business with its shareholders or other equityholders in any jointly owned Subsidiary of Parent with respect to such Subsidiary, or (iii) disclosing the fact that a Parent Acquisition Proposal has been made, the identity of the party making such proposal or the material terms of such proposal in the Proxy Statement/Prospectus; provided that, in the case of this clause (iii), (A) the Parent Board shall have determined in good faith, after consultation with Parent’s financial advisors and outside legal counsel, that such information, facts, identity or terms is required to be disclosed under applicable Law or that failure to make such disclosure would be reasonably likely to be inconsistent with the fiduciary duties of the Parent Board under applicable Law, and (B) Parent otherwise complies with the obligations set forth in the proviso in Section 5.5(i). So long as Parent and its Representatives have not otherwise materially breached this Section 5.5, none of the foregoing shall prohibit Parent and its Representatives from contacting any persons or group of persons who has made a Parent Acquisition Proposal after the date of this Agreement solely to request the clarification of the terms and conditions thereof so as to determine whether the Parent Acquisition Proposal is, or could reasonably be expected to result in, a Parent Superior Offer, and any such actions shall not be a breach of this Section 5.5.

(d) Parent shall promptly, and in no event later than forty-eight (48) hours after its or any of its Representatives’ receipt of any Parent Acquisition Proposal or any inquiry or request for discussions or negotiations regarding a Parent Acquisition Proposal or non-public information relating to Parent or any of its Subsidiaries in connection with a Parent Acquisition Proposal, advise the Company (orally and in writing) of such Parent Acquisition Proposal, inquiry or request (including providing the identity of the person making or submitting such Parent Acquisition Proposal, and, (i) if it is in writing, a copy of such Parent Acquisition Proposal, inquiry or request and any related draft agreements and (ii) if oral, a reasonably detailed summary of the material terms and conditions thereof), in each case including any modifications thereto. Parent shall keep the Company informed on a prompt basis with respect to any change to the material terms of any such Parent Acquisition Proposal (and in no event later than forty-eight (48) hours following any such change) and shall reasonably apprise the Company of the status of any such notifications to the extent the status changes in any material respect. Without limiting the foregoing, Parent shall notify the Company if Parent determines to engage in discussions or negotiations concerning a Parent Acquisition Proposal.

(e) Immediately following the execution of this Agreement, Parent shall, and shall cause its Subsidiaries and their respective officers, directors, employees to, and shall use its reasonable best efforts to cause its and their Representatives to, immediately cease and terminate any discussions existing as of the date of this Agreement between Parent or any of its Subsidiaries or any of their respective officers, directors, employees or Representatives and any person (other than the Company, Merger Subs or any of their respective officers, directors, employees or Representatives) that relate to any Parent Acquisition Proposal. Parent shall, promptly following the execution and delivery of this Agreement, (i) terminate access to any physical or electronic data room relating to any potential Parent Acquisition Proposal received prior to the date hereof and (ii) request each person who has previously executed a confidentiality agreement prior to the date hereof in connection with such person’s consideration of a Parent Acquisition Proposal for such party to return or destroy all confidential information previously furnished to such person by or on Parent’s behalf prior to the date hereof.

(f) Except as otherwise provided in Section 5.5(g) and Section 5.5(h), neither the Parent Board nor any committee thereof may:

(i) withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Parent Recommendation in a manner adverse to the Company, including by failing to include the Parent Recommendation in the Proxy Statement/Prospectus;

(ii) approve, adopt, authorize, resolve or recommend, or propose to approve, adopt, authorize, resolve or recommend, or allow Parent or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar Contract or any tender or exchange offer providing for, with respect to, or in connection with, any Parent Acquisition Proposal other than a confidentiality agreement in accordance with Section 5.5(b)(ii)(C);

(iii) fail to reaffirm the Parent Recommendation within five (5) business days of a request therefor by the Company following the date on which any Parent Acquisition Proposal or material modification thereto is received by Parent or is published, sent or communicated to Parent’s shareholders; provided that if the Parent Shareholders’ Meeting is scheduled to be held within five (5) business days of such request, within three (3) business days after such request and, in any event, prior to the date of the Parent Shareholders’ Meeting (provided that the Company may not make any such request on more than one (1) occasion with respect to each Parent Acquisition Proposal, which for these purposes excludes any material revision, amendment, update or supplement to such Parent Acquisition Proposal);

(iv) fail to publicly announce, within ten (10) business days after a tender offer or exchange offer relating to the securities of Parent shall have been commenced, a statement disclosing that the Parent Board recommends rejection of such tender offer or exchange offer and affirms the Parent Recommendation; or

(v) publicly propose to do any of the foregoing (any action described in this Section 5.5(f), a “Parent Change of Recommendation”).

(g) Notwithstanding anything in this Agreement to the contrary, with respect to a Parent Acquisition Proposal, the Parent Board may, at any time prior to receipt of the Parent Shareholder Approval, make a Parent Change of Recommendation if:

(i) (A) a written Parent Acquisition Proposal (that did not result from a material breach of Section 5.5(a)) is made by a third party after the date hereof, and such Parent Acquisition Proposal is not withdrawn, (B) the Parent Board determines in good faith after consultation with Parent’s financial advisors and outside legal counsel that such Parent Acquisition Proposal constitutes a Parent Superior Offer and (C) following consultation with Parent’s financial advisors and outside legal counsel, the Parent Board determines in good faith that the failure to make a Parent Change of Recommendation would be reasonably likely to be inconsistent with the fiduciary duties of the Parent Board under applicable Law; and

(ii) (A) Parent provides the Company three (3) business days’ prior written notice of its intention to take such action, which notice shall include the information with respect to such Parent Superior Offer that is specified in Section 5.5(d), (B) after providing such notice and prior to making such Parent Change of Recommendation in connection with a Parent Superior Offer, Parent shall negotiate in good faith with the Company during such three (3) business day period (to the extent that the Company desires to negotiate) to make such revisions to the terms of this Agreement, such that the Parent Acquisition Proposal ceases to constitute a Parent Superior Offer, and (C) the Parent Board shall have considered in good faith any changes to the terms of this Agreement proposed in writing by the Company, and following such three (3) business day period, shall have determined in good faith, after consultation with Parent’s financial advisors and outside legal counsel, that the Parent Acquisition Proposal would continue to constitute a Parent Superior Offer if such changes to this Agreement proposed in writing by the Company were to be given effect and that failure to make a Parent Change of Recommendation would be reasonably likely to be inconsistent with the fiduciary duties of the Parent Board under applicable Law; provided that, in the event that the Parent Acquisition Proposal is thereafter materially modified by the party making such Parent Acquisition Proposal, Parent shall provide written notice of such modified Parent Acquisition Proposal and shall again comply with this Section 5.5(g), except that the required three (3) business day period for notice, negotiation and consideration in clauses (A), (B) and (C) of this Section 5.5(g) shall be shortened to a two (2) business day period in each instance.

(h) Other than in connection with a Parent Superior Offer (which shall be subject to Section 5.5(g) and shall not be subject to this Section 5.5(h)), nothing in this Agreement shall prohibit or restrict the Parent Board from making a Parent Change of Recommendation in response to a Parent Intervening Event to the extent that (i) the Parent Board determines in good faith, after consultation with Parent’s financial advisors and outside legal counsel, that the failure of the Parent Board to effect a Parent Change of Recommendation would be reasonably likely to be inconsistent with the fiduciary duties of the Parent Board under applicable Law, and (ii) (A) Parent provides the Company three (3) business days’ prior written notice of its intention to take such action, which notice shall specify the reasons therefor, (B) after providing such notice and prior to making such Parent Change of Recommendation, Parent shall negotiate in good faith with the Company during such three (3) business day period (to the extent that the Company desires to negotiate) to make such revisions to the terms of this Agreement as to obviate the need for the Parent Board to make a Parent Change of Recommendation pursuant to this Section 5.5(h), and (C) the Parent Board shall have considered in good faith any changes to the terms of this Agreement offered in writing by the Company, and following such three (3) business day period, shall have determined in good faith, after consultation with Parent’s financial advisors and outside legal counsel, that the failure to effect a Parent Change of Recommendation in response to such Parent Intervening Event would be reasonably likely to be inconsistent with the fiduciary duties of the Parent Board under applicable Law; provided that, in the event of any material change to the facts and circumstances relating to such Parent Intervening Event, Parent shall provide written notice of such material change and shall again comply with this Section 5.5(h), except that the required three (3) business day period for notice, negotiation and consideration in clauses (A), (B) and (C) of this Section 5.5(h) shall be shortened to a two (2) business day period in each instance.

(i) Nothing contained in this Section 5.5 or elsewhere in this Agreement shall prohibit Parent or the Parent Board from taking and disclosing to Parent’s shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or from issuing a “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act; provided, however, that any such disclosure that addresses or relates to the approval, recommendation or declaration of advisability by the Parent Board with respect to this Agreement or a Parent Acquisition Proposal shall be deemed to be a Parent Change of Recommendation unless the Parent Board in connection with such communication expressly publicly states that its recommendation with respect to this Agreement (including, if applicable, after giving effect to such changes to this Agreement proposed in writing by the Company pursuant to Section 5.5(g) or Section 5.5(h)) has not changed or refers to the prior recommendation of the Parent Board.

(j) Notwithstanding anything to the contrary in this Section 5.5, any action, or failure to take action by a Representative of Parent that is taken by, at the direction of, or at the request of Parent or its Subsidiaries, or their respective directors, officers, management-level employees or Affiliates in violation of this Section 5.5 shall be deemed to be a breach of this Section 5.5 by Parent.

Section 5.6 Filings; Other Actions.

(a) As promptly as reasonably practicable following the date of this Agreement, Parent and the Company shall prepare, and Parent shall file with the SEC, the Registration Statement, which will include the Proxy Statement/Prospectus. Each of Parent and the Company shall use reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Registration Statement effective as long as necessary to consummate the Mergers and the other transactions contemplated hereby or until the termination of this Agreement in accordance with Article VII. Each of Parent and the Company will use its reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed or made available to their respective shareholders as soon as reasonably practicable after the Registration Statement is declared effective under the Securities Act. Parent shall also take any action required to be taken under any applicable state or provincial securities laws in connection with the issuance and reservation of Parent Shares in the First Merger, and the Company shall furnish all information concerning the Company and the holders of shares of Company Common Stock, or holders of a beneficial interest therein, as may be reasonably requested in connection with any such action. No filing of, or amendment or supplement to, the Registration Statement or the Proxy Statement/Prospectus will be made by Parent or the Company, as applicable, without the other’s prior consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing the other Party a reasonable opportunity to review and comment thereon. Parent or the Company, as applicable, will advise the other promptly after it receives oral or written notice of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Shares issuable in connection with the First Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Proxy

Statement/Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, is discovered by Parent or the Company which should be set forth in an amendment or supplement to the Registration Statement or the Proxy Statement/Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the shareholders of Parent and the Company.

(b) The Company shall take all action necessary in accordance with applicable Laws and the Company Organizational Documents to duly give notice of, convene and hold the Company Shareholders’ Meeting, to be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act. The Company will, except in the case of a Company Change of Recommendation, through the Company Board, recommend that its shareholders adopt this Agreement and will use reasonable best efforts to solicit from its shareholders proxies in favor of the adoption of this Agreement and to take all other action necessary or advisable to secure the vote or consent of its shareholders required by the rules of the NYSE or applicable Laws to obtain such approvals.

(c) Parent shall take all action necessary in accordance with applicable Laws and the Parent Organizational Documents to duly give notice of, convene and hold the Parent Shareholders’ Meeting, to be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Parent will, except in the case of a Parent Change of Recommendation, through the Parent Board, recommend that its shareholders approve the Share Issuance, and will use reasonable best efforts to solicit from its shareholders proxies in favor of the approval of the Share Issuance and to take all other action necessary or advisable to secure the vote or consent of its shareholders required by the rules of the NYSE or applicable Laws to obtain such approvals.

(d) The Parties shall use their commercially reasonable efforts to hold the Company Shareholders’ Meeting and Parent Shareholders’ Meeting on the same day at the same time as soon as reasonably practicable after the date of this Agreement.

(e) Notwithstanding anything in this Agreement to the contrary, the Company (i) may, in consultation with Parent, postpone or adjourn the Company Shareholders’ Meeting to solicit additional proxies for the purpose of obtaining the Company Shareholder Approval if, as of the time for which the Company Shareholders’ Meeting is scheduled, there are insufficient shares of Company Common Stock represented to obtain the Company Shareholder Approval, (ii) may, and at Parent’s request shall, postpone or adjourn the Company Shareholders’ Meeting if, as of the time for which the Company Shareholders’ Meeting is scheduled, there are insufficient shares of Company Common Stock represented to constitute a quorum to conduct business at such meeting, (iii) shall postpone or adjourn the Company Shareholders’ Meeting to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that the Company has determined after consultation with its outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the shareholders of the Company prior to the Company Shareholders’ Meeting and (iv) may, in consultation with Parent, postpone or adjourn the Company Shareholders’ Meeting if the Company has delivered any notice contemplated by Section 5.4(g) or Section 5.4(h) and the time periods contemplated by Section 5.4(g) and Section 5.4(h), as applicable, have not passed; provided, however, that unless otherwise agreed to by the Parties, the Company Shareholders’ Meeting shall not be adjourned or postponed to a date that is more than thirty (30) days after the date for which the meeting was previously scheduled; provided, further, however, that the Company Shareholders’ Meeting shall not be adjourned or postponed to a date on or after two (2) business days prior to the End Date. If requested by Parent, the Company shall promptly provide all voting tabulation reports relating to the Company Shareholders’ Meeting that have been prepared by the Company or its transfer agent, proxy solicitor or other Representative.

(f) Notwithstanding anything in this Agreement to the contrary, Parent (i) may, in consultation with the Company, postpone or adjourn the Parent Shareholders’ Meeting to solicit additional proxies for the purpose of obtaining the Parent Shareholder Approval if, as of the time for which the Parent Shareholders’ Meeting is scheduled, there are insufficient Parent Shares represented to obtain the Parent Shareholder Approval, (ii) may and, at the Company’s request shall, postpone or adjourn the Parent Shareholders’ Meeting if, as of the time for which the Parent Shareholders’ Meeting is scheduled, there are insufficient Parent Shares represented to constitute a quorum to conduct business at such meeting, (iii) shall postpone or adjourn the Parent Shareholders’ Meeting to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that Parent has determined after consultation with its outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the shareholders of Parent prior to the Parent Shareholders’ Meeting and (iv) may, in consultation with the Company, postpone or adjourn the Parent Shareholders’ Meeting if Parent has delivered any notice contemplated by Section 5.5(g) or Section 5.5(h) and the time periods contemplated by Section 5.5(g) and Section 5.5(h), as applicable, have not passed; provided, however, that unless otherwise agreed to by the Parties, the Parent Shareholders’ Meeting shall not be adjourned or postponed to a date that is more than thirty (30) days after the date for which the meeting was previously scheduled; provided, further, however, that the Parent Shareholders’ Meeting shall not be adjourned or postponed to a date on or after two (2) business days prior to the End Date. If requested by the Company, Parent shall promptly provide all voting tabulation reports relating to the Parent Shareholders’ Meeting that have been prepared by Parent or its transfer agent, proxy solicitor or other Representative.

Section 5.7 Employee Matters.

(a) Following the Effective Time and until the first anniversary of the Closing Date (or, if earlier, until the date of termination of employment of the relevant Continuing Employee), Parent shall, or shall cause one of its Subsidiaries (including the Surviving Company) to, provide to each employee of the Company or any Subsidiary thereof who, as of the Effective Time, continued his or her employment with Parent or any of its Subsidiaries (including the Surviving Company) (each, a “Continuing Employee”) with (1) annual base salary or hourly wage rate (as applicable) and an annual target short-term cash bonus opportunity, in each case that is not less favorable than the annual base salary or hourly wage rate (as applicable) and the annual target short-term cash bonus opportunity, respectively, provided to such Continuing Employee immediately prior to the Effective Time, (2) an annual target long-term incentive compensation opportunity (including target equity or equity-based incentive opportunity) that is not less favorable than the target long-term incentive compensation opportunity provided to similarly situated employees of Parent or its Affiliates and (3) other employee benefits that are substantially comparable in the aggregate to the employee benefits provided to similarly situated employees of Parent or its Affiliates (excluding transaction bonuses, retention bonuses, nonqualified deferred compensation, defined benefit pension and post-employment or retiree health and welfare benefits (collectively, the “Excluded Benefits”)).

(b) With respect to employee benefit plans (excluding those providing for Excluded Benefits) maintained by Parent or any of its Subsidiaries, including the Surviving Company that are made available to any Continuing Employee at or after the Effective Time (including any vacation, paid time-off and severance plans) (collectively, the “New Plans”), for purposes of determining eligibility to participate, vesting, future vacation accruals and level of severance benefits, each Continuing Employee’s industry service and service with the Company or any Subsidiary thereof (or any predecessor entities), as reflected in the Company’s records and to the same extent such service was recognized by the Company, shall be treated as service with Parent or any Subsidiary thereof, including the Surviving Company; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

(c) For the plan year in which the Effective Time occurs, Parent shall, or shall cause its Subsidiaries (including the Surviving Company) to, use commercially reasonable efforts to (i) waive, or cause to be waived, any pre-existing condition limitations, exclusions, evidence of insurability, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent or any of its Subsidiaries (including the Surviving Company) in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan immediately prior to the Effective Time (such plans, collectively, the “Old Plans”) and (ii) recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses paid by Continuing Employees and their covered dependents under the applicable Old Plan (including, for the avoidance of doubt, each COBRA participant and covered spouses and dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Continuing Employee (and dependents) will be eligible to participate from and after the Effective Time.

(d) Parent shall, or shall cause its Subsidiaries (including the Surviving Company) to, pay, or cause to be paid, to each Continuing Employee who, as of immediately prior to the Effective Time, is eligible to receive a bonus or other cash-based incentive award in respect of the calendar year in which the Closing occurs pursuant to any Company Benefit Plan that is a cash bonus or other cash-based incentive plan or program (each, a “Company Bonus Plan”, and each such individual, a “Potential Bonus Recipient”), such bonus or other cash-based incentive award in an amount equal to no less than the amount accrued by the Company in respect of such Potential Bonus Recipient under the applicable Company Bonus Plan for such calendar year, beginning on the first day of such calendar year and ending at the Effective Time based on actual performance through the Effective Time (or a date reasonably proximate thereto for administrative practicability), as determined in good faith by the Company Board or the Compensation Committee of the Company Board (the “Earned Bonus”). Parent shall, or shall cause its Subsidiaries (including the Surviving Company) to, pay the Earned Bonus to each Potential Bonus Recipient, subject to applicable withholdings, at the time annual bonuses or other cash-based incentive awards for the calendar year in which the Closing occurs are paid in the ordinary course following the end of such calendar year. In no event shall payment of any amounts pursuant to this Section 5.7(d) result in the duplication of payments to any Continuing Employee under any other incentive, severance or other similar arrangement of the Company or Parent (including any pro-rata bonus under the Company CIC Severance Plans) or Section 5.7.

(e) Parent hereby acknowledges that a “change of control” (or similar phrase) within the meaning of the Company Benefit Plans, as applicable, will occur at or prior to the Effective Time, as applicable, with respect to those plans set forth on Section 5.7(e) of the Company Disclosure Schedule.

(f) Any vacation or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Effective Time shall be credited to such Continuing Employee following the Effective Time, and shall not be subject to accrual limits or other forfeiture and may be used by the applicable Continuing Employee in accordance with the terms of the Company’s vacation policies in effect as of the Effective Time, and shall not limit future accrual. With respect to any employee of the Company or any Subsidiary thereof, including any Continuing Employee whose employment terminates on or within one (1) year following the Closing Date, Parent shall, or shall cause one of its Subsidiaries (including the Surviving Company) to, as soon as practicable following the applicable termination date, pay all accrued vacation and paid time off amounts in accordance with the terms of the Company’s vacation policies in effect as of immediately prior to the Effective Time.

(g) With respect to any Continuing Employee who, as of immediately prior to the Effective Time, is receiving benefits under the Company’s Education Assistance Program in effect as of the date hereof, Parent shall, or shall cause one of its Subsidiaries to, continue to provide such Continuing Employee with the same benefits following the Effective Time in accordance with the terms of such program in effect as of the date hereof.

(h) The Company shall, at least one day prior to the Closing Date, adopt written resolutions (the form of which shall have been approved by Parent, whose approval shall not be unreasonably withheld) to terminate any Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (a “Company 401(k) Plan”) and to fully vest all participants under each Company 401(k) Plan, such termination and vesting to be effective no later than the day preceding the Closing Date. Parent shall take all action necessary to allow Continuing Employees to participate in a Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code (“Parent 401(k) Plan”) as soon as practicable, and in all events within 30 days following the Closing Date, and shall allow Continuing Employees to rollover their account balances, including promissory notes representing outstanding loans, under the Company 401(k) Plan to the Parent 401(k) Plan.

(i) From and after the Effective Time, Parent shall, or shall cause its Subsidiaries (including the Surviving Company) to, assume (or continue to administer, in the case of the Surviving Company) and honor, in accordance with their respective terms as in effect on the date hereof, each of the Company CIC Severance Plans. For the avoidance of doubt, any employee of the Company or any Subsidiary thereof, including any Continuing Employee, whose employment terminates on the Closing Date shall be entitled to receive severance benefits under the applicable Company CIC Severance Plan.

(j) Prior to making any broad-based written communications pertaining to compensation or benefit matters that are affected by the Mergers, each of Parent and the Company shall provide the other Party with a copy of the intended communication, and such other party shall have a reasonable period of time to review and comment on the communication (such comments to be considered in good faith by the other Party).

(k) Nothing contained in this Agreement shall be construed as the establishment of, an amendment of, or undertaking to amend, any Benefit Plan or to prevent the amendment or termination of any Benefit Plan. Nothing in this Section 5.7 shall limit the right of Parent, the Surviving Company or any of their respective Subsidiaries to terminate the employment of any Continuing Employee at any time, for any or no reason. The provisions of this Section 5.7 are solely for the benefit of the Parties to this Agreement, and no current or former director, officer, employee, other service provider or independent contractor or any other person shall be a third party beneficiary of this Agreement or have any rights or remedies under this Agreement. Nothing herein shall be construed as the establishment of, termination of or an amendment to any Benefit Plan or other compensation or benefit plan or arrangement for any purpose.

Section 5.8 Regulatory Approvals; Efforts.

(a) Subject to the terms and conditions set forth in this Agreement (including Section 5.8(b) and Section 5.8(c)), each of the Parties shall use (and shall cause its Subsidiaries and Affiliates to use) its reasonable best efforts to take, or cause to be taken, promptly all actions, and to do, or cause to be done, promptly and to assist and cooperate with the other Parties in doing, all things necessary, proper and advisable under applicable Laws (other than Antitrust Laws, which are, for the avoidance of doubt, covered by Section 5.8(b) and Section 5.8(c) below) to consummate and make effective the Mergers and the other transactions contemplated by this Agreement, including using reasonable best efforts to (i) obtain all necessary actions or nonactions, waivers, clearances, expirations or terminations of applicable waiting periods, consents and approvals from Governmental Entities and make all necessary registrations, notifications and filings and take other steps as may be necessary to obtain an action or nonaction, waiver, clearance, expiration or termination of applicable waiting periods, consent or approval from, any Governmental Entity, in each case, prior to the End Date, and (ii) obtain all necessary nonactions, consents, approvals or waivers from third parties other than any Governmental Entity, in each case, prior to the End Date.

(b) Subject to the terms and conditions set forth in this Agreement (including the remaining provisions of this Section 5.8(b) and Section 5.8(c)) herein provided and without limiting the foregoing, each of the Parties shall (and shall cause their Subsidiaries and Affiliates to) (i) as promptly as practicable (and in any event not more than ten (10) business days, unless a later date is agreed in writing by the Company and Parent) after the date hereof, make their respective filings under the HSR Act (provided that, in the event the Premerger Notification Office of the Federal Trade Commission is not accepting filings (a “Premerger Closure”), the ten (10) business days shall be extended business day-for-business day for each business day that the Premerger Closure is in effect), (ii) make available to the other Party such information as the other Party may reasonably request in order to make its HSR Act filing or respond to information or document requests by any Governmental Entity in connection with the transactions contemplated hereby, (iii) use reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper and advisable to consummate and make effective the transactions contemplated hereby prior to the End Date and (iv) keep each other apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications or correspondence (other than HSR Act filings, which need not be shared) between the Company or Parent, or any of their respective Subsidiaries or Affiliates, and any third party and/or any Governmental Entity (or members of their respective staffs) with respect to such transactions. Prior to transmitting any substantive communications, advocacy, white papers, information responses or other submissions to any Governmental Entity (or members of their respective staffs) in connection with the Mergers or the other transactions contemplated by this Agreement, the Company and Parent shall permit counsel for the other Parties a reasonable opportunity to review and provide comments thereon, and consider in good faith the views and such comments of the other Parties in connection therewith. Each of the Company and Parent agrees not to participate in any substantive meeting or discussion, either in person, by videoconference, or by telephone, with any Governmental Entity in connection with the Mergers or the other transactions contemplated by this Agreement unless it consults with the other Party in advance and, to the extent not prohibited by such Governmental Entity, gives the other Parties the opportunity to attend and participate. Each Party shall use its reasonable best efforts, and shall cause its Subsidiaries and Affiliates to use their reasonable best efforts, to promptly make an appropriate response to any request, requirement or demand for information, documents or testimony regarding the transactions contemplated by this Agreement from any Governmental Entity. Parent shall be responsible for the payment of all filing fees pursuant to the HSR Act in connection with the transactions contemplated by this Agreement. Parent and the Company shall not, and shall cause their respective Subsidiaries and Affiliates not to, without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed), offer, negotiate, enter into or make any commitment or agreement, including any timing commitment or agreement, with any Governmental Entity to delay the consummation of, to extend the review or investigation period applicable to, or not to close before a certain date, the Mergers or the other transactions contemplated by this Agreement.

(c) Subject to the remainder of Section 5.8(c), Parent, Merger Subs, the Company and their respective Subsidiaries shall use their reasonable best efforts to resolve such objections, if any, that a Governmental Entity may assert under Regulatory Laws with respect to the transactions contemplated hereby, and to avoid or eliminate each and every impediment under Regulatory Laws that may be asserted by any Governmental Entity with respect to the Mergers or the other transactions contemplated by this Agreement so as to enable the Closing to occur prior to the End Date. For the avoidance of doubt, subject to Section 5.8(b) and this Section 5.8(c) but notwithstanding anything else to the contrary contained in this Agreement, and without limiting the generality of the foregoing, Parent shall, and shall cause its Subsidiaries and Affiliates to, take any and all steps necessary to eliminate each and every impediment under any Regulatory Law that is asserted by any Governmental Entity or any other Person so as to enable the Parties to consummate the transactions contemplated hereby prior to the End Date, including, but not limited to, offering, proposing, negotiating, agreeing to, committing to and effecting, by consent decree, hold separate order, or otherwise, (i) the sale, divestiture, license, transfer or other disposition of any businesses, assets, equity interests, product lines or properties of the Company, Parent or any of their respective Subsidiaries, (ii) the creation, termination, amendment, modification or divestment of any contracts, agreements, commercial arrangements, relationships, ventures, rights or obligations of the Company, Parent or any of their respective Subsidiaries, (iii) any restrictions, impairments, agreements or actions that would limit Parent’s or its Subsidiaries’ or Affiliates’ (including the Company following the consummation of the transactions contemplated herein) freedom of action with respect to, or their ability to own, manage, operate, conduct and retain, any of the Company’s, Parent’s or any of their respective Subsidiaries’ businesses, assets, equity interests, product lines or properties, (iv) any other change or restructuring of the Company, Parent or any of their respective Subsidiaries and other actions and non-actions with respect to businesses, assets or interests of the Company and its Subsidiaries, and (v) any other remedy, commitment or condition of any kind with respect to the Company, Parent or any of their respective Subsidiaries (any of the actions described in the foregoing clauses (i) through (v), a “Remedy Action”); provided, however, that Parent and its Subsidiaries and Affiliates shall not be required to take any Remedy Action that would or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, financial condition or results of operations of Parent, the Company and their respective Subsidiaries and Affiliates, taken as a whole, taking into account the proceeds received, or expected to be received, from any Remedy Action; provided, further, that for this purpose, Parent, the Company and their respective Subsidiaries and Affiliates, taken as a whole, shall be deemed a consolidated group of entities of the size and scale of a hypothetical company that is 100% of the size of the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement. The Company shall not take, offer or agree to take, without the prior written consent of Parent, any such action or Remedy Action, but shall take, or agree to take, any Remedy Action if so directed by Parent; provided, however, that any Remedy Action shall be conditioned upon the consummation of the transactions contemplated by this Agreement. Parent and the Company shall, and shall cause their respective Subsidiaries and Affiliates to, vigorously contest, resist, defend, litigate on the merits and appeal, including through the issuance of a final, non-appealable order or other Law, any Action brought by a Governmental Entity or other Person, whether judicial or administrative, challenging or seeking to delay, restrain or prohibit the consummation of any of the transactions contemplated by this Agreement. Subject to the requirements of this Section 5.8, Parent shall, upon reasonable consultation with the Company, control, lead and direct all actions, decision and strategy for, and make all final determinations as to the timing and appropriate course of action with respect to, making and obtaining the expiration or termination of applicable waiting periods or consents with or from Governmental Entities in connection with the transactions contemplated by this Agreement and responding to and defending any Action by or with any Governmental Entity in connection with the transactions contemplated by this Agreement.

(d) Each of Parent and the Company shall not, and shall not permit their respective Subsidiaries or Affiliates to, acquire or agree to acquire (by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner), any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, the notice of effectiveness of the Registration Statement from the SEC or any actions or nonactions, waivers, clearances, expirations or terminations of waiting periods, consents or approvals from Governmental Entities necessary, proper or advisable to consummate the transactions contemplated by this Agreement, (ii) materially increase the risk of any Governmental Entity issuing, entering, adopting, enacting or promulgating any order or other Law restraining, enjoining, prohibiting, preventing or making illegal the consummation of the transactions contemplated by this Agreement, (iii) materially increase the risk of not being able to remove, overrule or set aside any such order or other Law on appeal or otherwise or (iv) materially delay or otherwise prevent the consummation of the transactions contemplated by this Agreement.

Section 5.9 Takeover Statutes. Neither the Company nor Parent shall take any action that would cause the transactions contemplated by this Agreement, including the Mergers, to be subject to requirements imposed by any Takeover Law. If any Takeover Law may become, or may purport to be, applicable to the Mergers or any other transactions contemplated hereby, each of the Company and Parent shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such Takeover Law on the transactions contemplated hereby.

Section 5.10 Public Announcements. Except (a) following any Company Change of Recommendation or Parent Change of Recommendation or (b) with respect to action taken by the Company or the Company Board pursuant to, and in accordance with, Section 5.4, on the one hand, or Parent or the Parent Board pursuant to, and in accordance with, Section 5.5, on the other hand, so long as this Agreement is in effect, Parent and the Company shall use reasonable best efforts to develop a joint communications plan and each Party shall use reasonable best efforts to ensure that all press releases and other public statements with respect to the transactions contemplated hereby, to the extent they have not been previously issued or disclosed, shall be consistent with such joint communications plan. Unless otherwise required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, each Party shall consult with each other before issuing any press release or public statement with respect to the Mergers and, subject to the requirements of applicable Law or the rules of any securities exchange, shall not issue any such press release or public statement prior to such consultation; provided, however, that each Party may, without such consultation of the other Party, issue any press release or public statement with respect to the Mergers that are consistent with disclosures in press releases or public statements previously approved by the other Party or made by either Party in compliance with this Section 5.10. Each of Parent and the Company agree to issue a mutually acceptable initial joint press release announcing this Agreement.

Section 5.11 Indemnification and Insurance.

(a) Parent and Merger Subs agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the current or former, directors, officers or employees, as the case may be, of the Company or its Subsidiaries as provided in their respective organizational documents or in any agreement shall survive the Mergers and shall continue in full force and effect. For a period of six (6) years from the Effective Time, Parent and the Surviving Company shall maintain in effect any and all exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its Subsidiaries’ organizational documents in effect immediately prior to the Effective Time or in any indemnification agreements of the Company or any of its Subsidiaries with any of their respective current or former directors, officers or employees in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions or the exculpation, indemnification or advancement of expenses provisions of the Surviving Company’s limited liability company agreement or in the Company’s certificate of incorporation and by-laws in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries; provided, however, that all rights to indemnification, exculpation and advancement of expenses in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim. From and after the Effective Time, Parent shall assume, be jointly and severally liable for, and honor, guaranty and stand surety for, and shall cause the Surviving Company and its Subsidiaries to honor and perform, in accordance with their respective terms, each of the covenants contained in this Section 5.11 without limit as to time.

(b) For a period of six (6) years from the Effective Time, Parent and the Surviving Company shall jointly and severally, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current and former director, officer or employee of the Company or any of its Subsidiaries and each person who served as a director, officer, employee, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any of its Subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Party”), in each case against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable Law; provided, however, that the Indemnified Party to whom expenses are advanced provides an undertaking to the extent required by the Company Organizational Documents or applicable Law to repay such amounts if it is ultimately determined that such person is not entitled to indemnification), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, litigation, suit, proceeding or investigation, whether civil, criminal, administrative or investigative and including any matters addressed by alternative dispute resolution mechanism(s) (an “Action”), arising out of, relating to or in connection with any action or omission by them in their capacities as such occurring or alleged to have occurred before or at the Effective Time (including acts or omissions in connection with such Indemnified Party serving as a director, officer, employee, member, trustee or fiduciary of any entity if such service was at the request or for the benefit of the Company or any of its Subsidiaries and in all cases including any matters pertaining or relating to this Agreement, the transactions contemplated hereby and any approvals, determinations or processes relating to the foregoing). In the event of any such Action, the Surviving Company shall cooperate with the Indemnified Party in the defense of any such Action.

(c) For a period of six (6) years from the Effective Time, Parent shall cause to be maintained in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the date hereof by the Company and its Subsidiaries with respect to matters existing or arising on or before the Effective Time; provided, however, that Parent shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverages (the “Maximum Amount”) required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount. If the Company in its sole discretion elects, then the Company may, prior to the Effective Time, purchase a “tail policy” with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time that were committed or alleged to have been committed by such Indemnified Parties in their capacity as such; provided that in no event shall the cost of such policy exceed six (6) times the Maximum Amount and, if such a “tail policy” is purchased, Parent shall have no further obligations under this Section 5.11(c). If a “tail policy” is purchased, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(d) Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.11.

(e) The rights of each Indemnified Party shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the organizational documents of the Company or any of its Subsidiaries, or the Surviving Company, any other indemnification arrangement, applicable Law or otherwise.

(f) In the event Parent, the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume the obligations of such party set forth in this Section 5.11. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective current or former officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 5.11 is not prior to, or in substitution for, any such claims under any such policies.

(g) The obligations of Parent and the Surviving Company under this Section 5.11 shall not be terminated, amended or modified in any manner so as to adversely affect any Indemnified Party (including their successors, heirs and legal representatives) to whom this Section 5.11 applies without the written consent of such Indemnified Party. It is expressly agreed that, notwithstanding any other provision of this Agreement that may be to the contrary, (i) the Indemnified Parties to whom this Section 5.11 applies shall be third-party beneficiaries of this Section 5.11, and (ii) this Section 5.11 shall survive consummation of the Mergers and shall be enforceable by such Indemnified Parties and their respective successors, heirs and legal representatives against Parent and the Surviving Company and their respective successors and assigns.

Section 5.12 Control of Operations. Without in any way limiting any Party’s rights or obligations under this Agreement, the Parties understand and agree that (a) nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other Party’s operations prior to the Effective Time and (b) prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.13 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of shares of Company Common Stock (including derivative securities with respect to shares of Company Common Stock) or acquisitions of Parent Shares (including derivative securities with respect to Parent Shares) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.14 Tax Matters.

(a) Parent and the Company will (and will cause their respective Subsidiaries to) use reasonable best efforts to cause the Mergers, taken together, to qualify, and will not take or knowingly fail to take (and will cause their respective Subsidiaries not to take or knowingly fail to take) any action that would, or would reasonably be expected to, prevent or impede the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Parent and the Company will notify the other Party promptly after becoming aware of any reason to believe that the Mergers, taken together, may not qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Each of Parent, Merger Sub, LLC Sub and the Company will comply (and will cause its respective Subsidiaries to comply) with all representations, warranties and covenants contained in the Parent Tax Certificate and the Company Tax Certificate, respectively, to the extent necessary to cause the Mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

(b) This Agreement is intended to constitute, and the Parties adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a).

(c) Parent and the Company will cooperate to facilitate the issuance by Parent Tax Counsel or Company Tax Counsel of any tax opinions to be filed in connection with the Registration Statement or the Proxy Statement/Prospectus regarding the U.S. federal income tax treatment of the Mergers (each such opinion, a “Tax Opinion”). In connection therewith, (i) Parent shall deliver to Parent Tax Counsel or Company Tax Counsel a duly executed certificate containing such customary representations, warranties and covenants as shall be reasonably necessary or appropriate to enable the relevant counsel to render the Tax Opinions (the “Parent Tax Certificate”) and (ii) the Company shall deliver to Parent Tax Counsel or Company Tax Counsel a duly executed certificate containing such customary representations, warranties and covenants as shall be reasonably necessary or appropriate to enable the relevant counsel to render the Tax Opinions (the “Company Tax Certificate”), in each case dated as of the Closing Date (and such additional dates as may be necessary in connection with the preparation, filing and delivery of the Registration Statement or the Proxy Statement/Prospectus). Parent and the Company shall provide such other information as reasonably requested by Parent Tax Counsel or Company Tax Counsel for purposes of rendering the Tax Opinions. Each of Parent and the Company acknowledges and agrees that, notwithstanding anything to the contrary in this Agreement, its respective specific obligations to effect the Mergers are not subject to any condition or contingency with respect to the qualification of the Mergers for the tax treatment described in Section 5.14(a) or the provision of the Tax Opinions by Parent Tax Counsel and Company Tax Counsel.

Section 5.15 NYSE Listing. Parent shall cause the Parent Shares to be issued in the First Merger and such other Parent Shares to be reserved for issuance in connection with the Mergers to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

Section 5.16 Dividends. After the date of this Agreement, each of the Company and Parent shall coordinate with the other regarding the declaration of any dividends in respect of Parent Shares and shares of Company Common Stock and the record dates and payment dates relating thereto, it being the intention of the Parties that holders of Parent Shares and shares of Company Common Stock shall not receive two (2) dividends or fail to receive one (1) dividend in any quarter with respect to their Parent Shares or shares of Company Common Stock and any Parent Shares any holder of shares of Company Common Stock receives in exchange therefor in the Mergers.

Section 5.17 Obligations of Merger Subs, the First Step Surviving Corporation and the Surviving Company. Parent shall take all action necessary to cause Merger Subs, the First Step Surviving Corporation and the Surviving Company to perform their respective obligations under this Agreement.

Section 5.18 Financing Assistance.

(a) Following the date of this Agreement and prior to the Effective Time, the Company shall, and shall use commercially reasonable efforts to cause its Subsidiaries and their respective Representatives to, use commercially reasonable efforts to provide to Parent such reasonable and customary cooperation in connection with any Financing, in each case, as may be reasonably requested by Parent or its Representatives in connection with the Mergers, including using commercially reasonable efforts to (i) furnish, as promptly as reasonably practicable upon request, financial statements and financial and other information regarding the Company and its Subsidiaries (it being understood that Parent shall be responsible for the preparation of any pro forma financial information or pro forma financial statements required pursuant to the Securities Act or as may be customary in connection with any such financing), (ii) participate in a reasonable number of meetings, drafting sessions and due diligence sessions with potential Financing Sources (each of which may be conducted by conference call or video conference) and rating agencies, if necessary, (iii) assist in the preparation of any offering documents, confidential information memoranda, prospectuses, offering memoranda, customary marketing material, rating agency and syndication materials, in each case with respect to the Financing, (iv) assist in obtaining comfort letters and, if required, consents of accountants and auditors with respect to financial statements and other financial information for the Company and its Subsidiaries for inclusion in documents referred to in clause (iii), and (v) to the extent reasonably requested at least ten (10) business days prior to the Closing Date, provide any information and documents required in connection with applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001 (and if the Company or any of its Subsidiaries qualify as “legal entity customers” under the Beneficial Ownership Regulation, information regarding the Company or any of its Subsidiaries necessary to complete a Beneficial Ownership Certification with respect to the Company or any of its Subsidiaries), each of which of the foregoing shall be at Parent’s written request with reasonable prior notice and at Parent’s sole cost and expense. Notwithstanding the foregoing, neither the Company nor any of its Subsidiaries (A) shall be required to approve, execute or deliver any documentation in connection with any such Financing that, in each case, is not effective or conditioned, as applicable, upon the Closing or that would not terminate without liability to the Company or any of its Subsidiaries, Representatives or Affiliates upon the termination of this Agreement, (B) shall be required to incur any liability or obligation (including any indemnification obligation) in connection with any such Financing that is not contingent on the Closing or pay any commitment or other fee in connection with any Financing prior to the Closing, (C) shall be obligated to provide any financial (or other) information that (1) is not produced in the ordinary course of business or (2) cannot be produced or provided without unreasonable cost or expense, (D) shall be required to take any action other than at Parent’s request and with reasonable prior notice, (E) shall be required to take any action that would conflict with, violate or result in a breach of or default under its organizational documents or any material contract or Law to which it or its property is bound, (F) shall be required to adopt resolutions or implement other authorizations approving any financing arrangement pursuant to this Section 5.18 or pledge any collateral with respect to such financing arrangement or otherwise encumber its assets prior to Closing (and, for the avoidance of doubt, (x) the post-Closing board of directors or other governing bodies, as applicable, shall enter into or provide any resolutions as may be required and (y) the post-Closing officers shall provide any officer certificates as may be required, in each case, in connection with any financing arrangement at, or as of, the Closing Date), (G) shall be required to take any action that could subject any director, manager, officer or employee of the Company or its Subsidiaries to any actual or potential personal liability, (H) shall be required to provide access to or disclose information that the Company determines in good faith (after consultation with counsel) would jeopardize any attorney client privilege of, or conflict with any confidentiality requirements applicable to, the Company or any of its Subsidiaries, Representatives or Affiliates, (I) shall be required to take any action that it determines in good faith would unreasonably interfere with the ongoing commercial operations of the Company or any of its Subsidiaries, (J) shall be required to take any action to the extent it could cause any representation or warranty in this Agreement to be breached, cause any condition to the Closing set forth in Article VI to fail to be satisfied or otherwise cause any breach of this Agreement or (K) shall be required to deliver or cause the delivery of any legal opinions or accountants’ comfort letters or reliance letters in connection with any such Financing. Furthermore, notwithstanding anything to the contrary in this Agreement, Parent acknowledges and agrees that compliance with this Section 5.18(a) is not a condition to Closing (including for the purposes of Section 6.3(b)), the consummation of a Financing is not a condition to the Closing, and if any Financing has not been obtained, Parent shall continue to be obligated, until such time as the Agreement is terminated in accordance with Article VII and subject to the waiver or fulfillment of the conditions set forth in Article VI, to complete the transactions contemplated by this Agreement.

(b) Parent shall promptly reimburse the Company for any reasonable and documented costs and expenses (including legal expenses but excluding costs of the Company’s preparation of financial information and financial statements in connection with its compliance with its periodic reporting obligations under the Exchange Act or otherwise in the ordinary course of business) incurred by the Company, its Subsidiaries and their respective Representatives (including reasonable attorneys’ and accountants’ fees) in connection with any action taken (or not taken) in compliance with Section 5.18(a). Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective directors or members of the applicable governing body and Representatives from any and all liabilities or losses, damages, fines, amounts paid in settlement, costs or expenses arising out of or relating to any action taken (or not taken) in compliance with Section 5.18(a) (other than to the extent any of the foregoing are incurred as a result of gross negligence or willful misconduct of the Company, any of its Subsidiaries or any of their respective Representatives).

(c) At least three (3) business days prior to the Closing, the Company shall deliver to Parent a payoff letter in respect of the Company Credit Agreement (the “Credit Agreement Payoff Letter”) as of the Closing Date and the other Payoff Documentation, in each case and to the extent applicable, in final and fully executed and, with respect to other Payoff Documentation, authorized form, subject to the conditions to effectiveness and release thereof as set forth in the Credit Agreement Payoff Letter.

Section 5.19 Actions with Respect to the Senior Notes.

(a) If, prior to the Closing Date, Parent decides to commence a “change of control” offer, tender offer and/or consent solicitation in respect of some or all of the outstanding Senior Notes (each, a “Senior Notes Offer”), Parent shall prepare all necessary and appropriate documentation in connection with such Senior Notes Offers, including the offers to purchase and consent solicitation statements, letters of transmittal and other related documents (collectively, the “Offer Documents”), and shall consult with the Company and afford the Company a reasonable opportunity to review and comment upon the Offer Documents and Parent will give reasonable consideration to the comments, if any, raised by the Company. The Company agrees to provide, and shall use commercially reasonable efforts to cause its and its Subsidiaries’ respective Representatives to provide, reasonable cooperation reasonably required by Parent in connection with the preparation of the Offer Documents and the consummation of such Senior Notes Offers, including with respect to the Company’s and/or its applicable Subsidiaries’ execution of supplemental indentures (either at the Effective Time or, if earlier, conditioned upon the occurrence of the Effective Time) reflecting amendments to the indenture governing the Senior Notes (the “Senior Notes Indenture”), to the extent approved by any required consents of holders of such Senior Notes. All mailings and other communications to the holders of the Senior Notes in connection with the Senior Notes Offers shall be subject to prior review and comment by the Company and Parent and shall be reasonably acceptable to each of them. If at any time prior to the completion of any Senior Notes Offer any information in the applicable Offer Documents should be discovered by the Company or Parent that should be set forth in an amendment or supplement to the Offer Documents, so that such Offer Documents would not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party that discovers such information shall promptly notify the other Party, and an appropriate amendment or supplement describing such information shall be disseminated by Parent to the holders of the Senior Notes. Parent acknowledges and agrees that neither the pendency nor the consummation of any Senior Notes Offer is a condition to Parent’s obligations hereunder. For the avoidance of doubt, Parent shall provide the funds necessary to consummate any Senior Notes Offer that is commenced or requested by Parent.

(b) If requested by Parent in writing, in lieu of Parent commencing or closing a Senior Notes Offer for any Senior Notes, the Company shall, to the extent permitted by the Senior Notes Indenture, use commercially reasonable efforts to take any actions (including (i) requesting the trustee to take such actions and (ii) delivering a conditional notice of redemption subject only to the payment of the redemption price (including any applicable premium) and the occurrence of the Closing) reasonably requested by Parent to facilitate the redemption, satisfaction and/or discharge of the Senior Notes pursuant to the Senior Notes Indenture at the Effective Time; provided, however, that if a conditional notice is given, Parent shall ensure that at the Effective Time, Parent has provided the Company the funds necessary to effect any such redemption or satisfaction and discharge. Parent acknowledges and agrees that neither the pendency nor the consummation of any such redemption or satisfaction and discharge is a condition to Parent’s obligations hereunder.

(c) Parent shall promptly reimburse the Company for any reasonable and documented costs and expenses (including legal expenses) incurred by the Company, its Subsidiaries and their respective Representatives (including reasonable attorneys’ and accountants’ fees) in connection with any action taken (or not taken) in compliance with Section 5.19 at Parent’s request. Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective directors or members of the applicable governing body and Representatives from any and all liabilities or losses, damages, fines, amounts paid in settlement, costs or expenses arising out of or relating to any action taken (or not taken) in compliance with Section 5.19 (other than to the extent any of the foregoing are incurred as a result of gross negligence or willful misconduct of the Company, any of its Subsidiaries or any of their respective Representatives).

Section 5.20 Transaction Litigation.

(a) The Company shall give Parent a reasonable opportunity to participate in the defense or settlement of any shareholder litigation against the Company or its directors or officers relating to the Mergers and the other transactions contemplated by this Agreement. No such settlement shall be agreed to without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.

(b) Parent shall give the Company a reasonable opportunity to participate in the defense or settlement of any shareholder litigation against Parent or its directors or officers relating to the Mergers and the other transactions contemplated by this Agreement. No such settlement shall be agreed to without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed.

(c) Each of Parent and the Company shall promptly notify the other of any litigation described in this Section 5.20 and keep the other reasonably informed regarding such litigation. Without limiting the Parties’ obligations under Section 5.8, each of Parent and the Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its Representatives to, cooperate in the defense against such litigation.

Section 5.21 Sale of Specified Assets. The Company shall use commercially reasonable efforts to sell or otherwise dispose of the assets set forth on Section 5.21 of the Company Disclosure Schedule prior to the Effective Time.

ARTICLE VI

CONDITIONS TO THE FIRST MERGER

Section 6.1 Conditions to Each Party’s Obligation to Effect the First Merger. The respective obligations of each Party to effect the First Merger shall be subject to the fulfillment (or waiver by all Parties, to the extent permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) The Company Shareholder Approval shall have been obtained;

(b) The Parent Shareholder Approval shall have been obtained;

(c) The Parent Shares to be issued in the First Merger shall have been approved for listing on the NYSE, subject to official notice of issuance;

(d) No injunction, order or decree by any court or other Governmental Entity of competent jurisdiction shall have been issued or entered and shall continue to be in effect, and no Law shall have been adopted, enacted, promulgated or be effective, in each case that restrains, enjoins, prohibits, prevents or makes illegal the consummation of the First Merger or the other transactions contemplated by this Agreement;

(e) All waiting periods (and any extensions thereof) applicable to the transactions contemplated by this Agreement under the HSR Act, and any commitment to, or agreement with, any Governmental Entity to delay the consummation of, or not to consummate before a certain date, the transactions contemplated by this Agreement, shall have expired or been terminated; provided, for the avoidance of doubt, that the conditions set forth in this Section 6.1(e) shall be satisfied even if a Party has received communication from a Governmental Entity stating that the Parties may close at their own risk, including if such communication includes that the underlying investigation may continue after expiration or termination of any applicable waiting period; and

(f) The Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

Section 6.2 Conditions to Obligation of the Company to Effect the First Merger. The obligation of the Company to effect the First Merger is further subject to the fulfillment (or the waiver by the Company) at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of Parent and Merger Subs set forth in (i) this Agreement (other than in Section 4.2(a), Section 4.2(b), Section 4.2(g), Section 4.3(a), Section 4.3(b), Section 4.10(b), Section 4.10(c) and Section 4.20) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except where such failures to be so true and correct (without regard to “materiality,” Parent Material Adverse Effect and similar qualifiers contained in such representations and warranties) would not, in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (ii) Section 4.2(a), Section 4.2(b), Section 4.2(g) and Section 4.20 shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for any de minimis inaccuracies, (iii) Section 4.3(a) and Section 4.3(b) shall be true and correct in all material respects both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date and (iv) Section 4.10(b) and Section 4.10(c) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date; provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i), (ii), (iii) and (iv), as applicable) only as of such date or period;

(b) Each of Parent and Merger Subs shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time;

(c) Parent and Merger Subs shall have delivered to the Company a certificate, dated the Closing Date and signed by the Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(d) have been satisfied; and

(d) Since the date of this Agreement, there shall not have occurred a Parent Material Adverse Effect.

Section 6.3 Conditions to Obligation of Parent and Merger Subs to Effect the First Merger. The obligation of Parent and Merger Subs to effect the First Merger is further subject to the fulfillment (or the waiver by Parent) at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of the Company set forth in (i) this Agreement (other than in Section 3.2(a), Section 3.2(b) (other than the first and second sentence thereof), Section 3.2(e), Section 3.3(a), Section 3.3(b), Section 3.10(b), Section 3.10(c) and Section 3.21) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except where such failures to be so true and correct (without regard to “materiality,” Company Material Adverse Effect and similar qualifiers contained in such representations and warranties) would not, in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (ii) Section 3.2(a), Section

3.2(b) (other than the first and second sentence thereof), Section 3.2(e) and Section 3.21 shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for any de minimis inaccuracies, (iii) Section 3.3(a) and Section 3.3(b) shall be true and correct in all material respects both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date and (iv) Section 3.10(b) and Section 3.10(c) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date; provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i), (ii), (iii) and (iv), as applicable) only as of such date or period;

(b) The Company shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time;

(c) The Company shall have delivered to Parent a certificate, dated the Closing Date and signed by the Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(d) have been satisfied; and

(d) Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect.

Section 6.4 Frustration of Closing Conditions. Neither the Company nor Parent may rely, either as a basis for not consummating the Mergers or terminating this Agreement and abandoning the Mergers, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such Party’s material breach of any material provision of this Agreement.

ARTICLE VII

TERMINATION

Section 7.1 Termination or Abandonment. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after the Company Shareholder Approval or Parent Shareholder Approval has been obtained:

(a) by the mutual written consent of the Company and Parent;

(b) by either the Company or Parent, if the First Merger shall not have been consummated on or prior to the date that is 12 months from the date of this Agreement (the “End Date”); provided, however, that if all of the conditions to Closing, other than any of the conditions set forth in Section 6.1(d) or Section 6.1(e), shall have been satisfied or waived or shall be capable of being satisfied at such time (other than those conditions that by their nature are to be satisfied at the Closing), the End Date shall automatically be extended to the date that is 18 months from the date of this Agreement, which date shall thereafter be deemed to be the End Date; provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a Party if the failure of the Closing to occur by such date shall be due to the breach by such Party of any representation, warranty, covenant or other agreement of such Party set forth in this Agreement; provided, further, that, in the event a Government Shutdown occurs prior to the End Date, at a time when the condition set forth in Section 6.1(e) has not been satisfied, the End Date shall automatically be extended by one calendar day for each calendar day that the condition set forth in Section 6.1(e) shall not have been satisfied as a result of such Government Shutdown;

(c) by either the Company or Parent, if an injunction or other Law shall have been issued, entered, enacted, promulgated or become effective permanently restraining, enjoining or otherwise prohibiting or making illegal the consummation of the Mergers and such injunction or other Law has become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to a Party if such injunction was due to the failure of such Party to perform any of its obligations under this Agreement;

(d) by either the Company or Parent, if the Company Shareholders’ Meeting (including any adjournments or postponements thereof) shall have concluded, at which a vote upon the adoption of this Agreement was taken, and the Company Shareholder Approval shall not have been obtained;

(e) by either the Company or Parent, if the Parent Shareholders’ Meeting (including any adjournments or postponements thereof) shall have concluded, at which a vote upon the Share Issuance was taken, and the Parent Shareholder Approval shall not have been obtained;

(f) by the Company, if Parent or Merger Subs shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, Parent does not diligently attempt, or ceases to diligently attempt, to cure such breach or failure in such a manner that would make it reasonably likely that such breach or failure will be cured prior to the End Date, in each case after receiving written notice from the Company describing such breach or failure in reasonable detail (provided that the Company is not then in material breach of any representation, warranty, covenant or other agreement contained herein);

(g) by Parent, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, the Company does not diligently attempt, or ceases to diligently attempt, to cure such breach or failure in such a manner that would make it reasonably likely that such breach or failure will be cured prior to the End Date, in each case after receiving written notice from Parent describing such breach or failure in reasonable detail (provided that Parent is not then in material breach of any representation, warranty, covenant or other agreement contained herein);

(h) by Parent, prior to the time the Company Shareholder Approval is obtained, (i) in the event of a Company Change of Recommendation or (ii) if the Company shall have Willfully Breached any of its obligations under Section 5.4 in a manner that materially impedes, interferes with or hinders the consummation of the transactions contemplated hereby on or before the End Date; and

(i) by the Company, prior to the time the Parent Shareholder Approval is obtained, (i) in the event of a Parent Change of Recommendation or (ii) if Parent shall have Willfully Breached any of its obligations under Section 5.5 in a manner that materially impedes, interferes with or hinders the consummation of the transactions contemplated hereby on or before the End Date.

Section 7.2 Procedure Upon Termination. This Agreement shall terminate without further action by Parent, the Company or Merger Subs upon the delivery of written notice by one Party to the other Party or Parties of a termination and abandonment of this Agreement pursuant to Section 7.1.

Section 7.3 Effect of Termination. In the event of termination and abandonment of this Agreement pursuant to Section 7.1, this Agreement shall terminate (except for the provisions of this Section 7.3, Section 7.4 and Article VIII), and there shall be no other liability on the part of the Company or Parent to any other Party, except for (a) as expressly provided for in Section 7.4; (b) subject to Section 7.4(j), liability arising out of or the result of, Fraud or any Willful Breach of any covenant or agreement or Willful Breach of any representation or warranty in this Agreement occurring prior to termination; or (c) as provided for in the Confidentiality Agreement, in which case of clauses (a) through (c), the aggrieved Party shall be entitled to all rights and remedies available at law or in equity.

Section 7.4 Breakup Fee.

(a) If (i) this Agreement is terminated pursuant to Section 7.1(b) [End Date], and, at the time of such termination, Parent could have terminated this Agreement pursuant to Section 7.1(g) [Company Breach of Representation or Failure to Perform Covenant], (ii) prior to such termination and after the date of this Agreement, any person (other than Parent, Merger Subs or any of their respective Affiliates) shall have made a Company Acquisition Proposal that was publicly announced or disclosed or otherwise communicated to the Company Board and not withdrawn prior to such termination, and (iii) within twelve (12) months after such termination of this Agreement, the Company shall have consummated, or shall have entered into an agreement to consummate (which may be consummated after such twelve (12)-month period), a Company Acquisition Transaction, then the Company shall pay to Parent an amount equal to the Company Breakup Fee, by wire transfer of same day federal funds to the account specified by Parent, on the earlier of the public announcement of the Company’s entry into such agreement or the consummation of any such Company Acquisition Transaction.

(b) If (i) this Agreement is terminated pursuant to Section 7.1(b) [End Date], and, at the time of such termination, the Company could have terminated this Agreement pursuant to Section 7.1(f) [Parent Breach of Representation or Failure to Perform Covenant], (ii) prior to such termination and after the date of this Agreement, any person (other than the Company or any of its Affiliates) shall have made a Parent Acquisition Proposal that was publicly announced or disclosed or otherwise communicated to the Parent Board and not withdrawn prior to such termination, and (iii) within twelve (12) months after such termination of this Agreement, Parent shall have consummated, or shall have entered into an agreement to consummate (which may be consummated after such twelve (12)-month period), a Parent Acquisition Transaction, then Parent shall pay to the Company an amount equal to the Parent Breakup Fee, by wire transfer of same day federal funds to the account specified by the Company, on the earlier of the public announcement of Parent’s entry into such agreement or the consummation of any such Parent Acquisition Transaction.

(c) If (i) this Agreement is terminated by Parent pursuant to Section 7.1(g) [Company Breach of Representation or Failure to Perform Covenant], (ii) prior to such termination and after the date of this Agreement, any person (other than Parent, Merger Subs or any of their respective Affiliates) shall have made a Company Acquisition Proposal that was publicly announced or disclosed or otherwise communicated to the Company Board and not withdrawn prior to such termination, and (iii) within twelve (12) months after such termination of this Agreement, the Company shall have consummated, or shall have entered into an agreement to consummate (which may be consummated after such twelve (12)-month period), a Company Acquisition Transaction, then the Company shall pay to Parent an amount equal to the Company Breakup Fee, by wire transfer of same day federal funds to the account specified by Parent, on the earlier of the public announcement of the Company’s entry into such agreement or the consummation of any such Company Acquisition Transaction.

(d) If (i) this Agreement is terminated by the Company pursuant to Section 7.1(f) [Parent Breach of Representation or Failure to Perform Covenant], (ii) prior to such termination and after the date of this Agreement, any person (other than the Company or any of its Affiliates) shall have made a Parent Acquisition Proposal that was publicly announced or disclosed or otherwise communicated to the Parent Board and not withdrawn prior to such termination, and (iii) within twelve (12) months after such termination of this Agreement, Parent shall have consummated, or shall have entered into an agreement to consummate (which may be consummated after such twelve (12)-month period), a Parent Acquisition Transaction, then Parent shall pay to the Company an amount equal to the Parent Breakup Fee, by wire transfer of same day federal funds to the account specified by the Company, on the earlier of the public announcement of Parent’s entry into such agreement or the consummation of any such Parent Acquisition Transaction.

(e) If (i) this Agreement is terminated by the Company or Parent pursuant to Section 7.1(d) [No Company Shareholder Approval], (ii) prior to the Company Shareholders’ Meeting, any person (other than Parent, Merger Subs or any of their respective Affiliates) shall have made a Company Acquisition Proposal that was publicly announced or publicly disclosed or otherwise communicated to the Company Board and not withdrawn prior to the Company Shareholders’ Meeting, and (iii) within twelve (12) months after such termination of this Agreement, the Company shall have consummated, or shall have entered into an agreement to consummate (which may be consummated after such twelve (12)-month period), a Company Acquisition Transaction, then the Company shall pay to Parent an amount equal to the Company Breakup Fee, by wire transfer of same day federal funds to the account specified by Parent, on the earlier of the public announcement of the Company’s entry into such agreement or the consummation of any such Company Acquisition Transaction.

(f) If (i) this Agreement is terminated by the Company or Parent pursuant to Section 7.1(e) [No Parent Shareholder Approval], (ii) prior to the Parent Shareholders’ Meeting, any person (other than the Company or any of its Affiliates) shall have made a Parent Acquisition Proposal that was publicly announced or publicly disclosed or otherwise communicated to the Parent Board and not withdrawn prior to the Parent Shareholders’ Meeting, and (iii) within twelve (12) months after such termination of this Agreement, Parent shall have consummated, or shall have entered into an agreement to consummate (which may be consummated after such twelve (12)-month period), a Parent Acquisition Transaction, then Parent shall pay to the Company an amount equal to the Parent Breakup Fee, by wire transfer of same day federal funds to the account specified by the Company, on the earlier of the public announcement of Parent’s entry into such agreement or the consummation of any such Parent Acquisition Transaction.

(g) If this Agreement is terminated by Parent pursuant to Section 7.1(h)(i) [Company Change of Recommendation] or pursuant to Section 7.1(h)(ii) [Company Willful Breach of Non-Solicit, Acquisition Proposals or Change of Recommendation], then the Company shall pay to Parent, within three (3) business days after the date of termination, the Company Breakup Fee, by wire transfer of same day federal funds to the account specified by Parent.

(h) If this Agreement is terminated by the Company pursuant to Section 7.1(i)(i) [Parent Change of Recommendation] or pursuant to Section 7.1(i)(ii) [Parent Willful Breach of Non-Solicit, Acquisition Proposals or Change of Recommendation], then Parent shall pay to the Company within three (3) business days after the date of termination the Parent Breakup Fee, by wire transfer of same day federal funds to the account specified by the Company.

(i) Solely for purposes of this Section 7.4, (i) “Company Acquisition Transaction” shall have the meaning ascribed thereto in Section 8.15(a)(vi), except that all references to twenty percent (20%) shall be changed to fifty percent (50%), and (ii) “Parent Acquisition Transaction” shall have the meaning ascribed thereto in Section 8.15(a)(xliii), except that all references to twenty percent (20%) shall be changed to fifty percent (50%).

(j) Upon payment of the Company Breakup Fee or the Parent Breakup Fee, as applicable and required, pursuant to this Section 7.4, no Parties shall have any further liability with respect to this Agreement or the transactions contemplated hereby to the Company or its shareholders or Parent or its shareholders, as applicable; provided that nothing herein shall release any Party from liability arising out of or the result of Fraud. The Parties acknowledge and agree that in no event shall Parent or the Company be required to pay the Company Breakup Fee or the Parent Breakup Fee, as applicable, on more than one occasion. In addition, the Parties acknowledge that the agreements contained in this Section 7.4 are an integral part of the transactions contemplated by this Agreement and are not a penalty, and that, without these agreements, neither Party would enter into this Agreement. If Parent or the Company fails to pay promptly the amounts due pursuant to this Section 7.4, the applicable Party will also pay to the other Party simple interest on the unpaid amount under this Section 7.4, accruing from its due date, at an interest rate per annum equal to two (2) percentage points in excess of the prime commercial lending rate quoted by The Wall Street Journal and the reasonable out-of-pocket expenses

(including legal fees) in connection with any action taken to collect payment. Any change in the interest rate hereunder resulting from a change in such prime rate will be effective at the beginning of the date of such change in such prime rate. The Parties further agree that this Agreement does not confer upon either Parent or the Company “a right or obligation with respect to” Company Common Stock within the meaning of Section 1234A of the Code.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 No Survival. Subject to Section 7.3, none of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the First Merger, except for covenants and agreements which contemplate performance after the Effective Time or otherwise survive the Effective Time expressly by their terms. Effective upon the Closing, the Company and Parent, on behalf of themselves and each of their respective Affiliates (each, a “Releasor”), shall irrevocably release, waive and discharge, to the fullest extent permitted by Law, each Releasor and their respective equityholders, officers, directors, managers, employees, agents, partners, members, counsel, accountants, financial advisors, consultants, other advisors, successors and assigns from any and all obligations and liabilities of any kind or nature whatsoever (including any obligations or liabilities under the Comprehensive Environmental Response, Compensation and Liability Act, or any other Environmental Law), as to facts, conditions, transactions, events or circumstances prior to the Closing that in any way arise out of, are in connection with their respective businesses, assets, liabilities, and operations; provided that the foregoing release shall not apply to (a) obligations of Parent, Merger Subs or the Company pursuant to this Agreement or any other agreement, certificate or instrument being executed and delivered pursuant to or in connection with this Agreement or (b) any matter, cause or event solely occurring after the Closing.

Section 8.2 Expenses. Except as otherwise set forth in this Agreement, including in Section 5.8 and Section 7.4, whether or not the First Merger is consummated, all costs and expenses incurred in connection with the First Merger, this Agreement and the transactions contemplated hereby shall be paid by the Party incurring or required to incur such costs and expenses, except that (a) fees and expenses incurred in connection with the printing, filing and mailing of the Proxy Statement/Prospectus and Registration Statement (including applicable SEC filing fees) shall be borne equally by Parent and the Company and (b) filing fees payable under the HSR Act shall be borne by Parent.

Section 8.3 Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by telecopy, electronic delivery or otherwise) to the other Parties. Signatures to this Agreement transmitted by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 8.4 Governing Law. This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Notwithstanding the foregoing, all matters relating to the fiduciary obligations of the Parent Board shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania without regard to the conflicts of laws principles thereof to the extent such principles would direct a matter to another jurisdiction.

Section 8.5 Jurisdiction; Specific Enforcement. Subject to the limitations set forth in this Agreement, the Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy that may be available to it at law or in equity, each of the Parties shall be entitled to seek an injunction or injunctions or equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), and all such rights and remedies at law or in equity shall be cumulative, except as may be limited by Section 7.4. The Parties further agree that no Party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5, and each Party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. In addition, each of the Parties irrevocably agrees that any legal action or proceeding relating to or arising out of this Agreement and the rights and obligations hereunder, or for recognition and enforcement of any judgment relating to or arising out of this Agreement and the rights and obligations hereunder brought by the other Party or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the Parties hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to or arising out of this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the Parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable Law, each of the Parties hereby consents to the service of process in accordance with Section 8.7; provided, however, that nothing herein shall affect the right of any Party to serve legal process in any other manner permitted by Law.

Section 8.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) upon personal delivery to the party to be notified; (b) when sent by email (in which case effectiveness shall be the earlier of (i) upon email confirmation of receipt by the receiving party (excluding out-of-office or other similar automated replies) or (ii) in the event that an email confirmation of receipt is not delivered, if such email is sent prior to 5:00 p.m. Central Time on a business day, on such business day, and if such email is sent on or after 5:00 p.m. Central Time on a business day or sent on a calendar day other than a business day, the next business day); (c) upon receipt after dispatch by registered or certified mail, postage prepaid; or (d) when delivered by a courier (with confirmation of delivery) to the party to be notified, in each case, at the following address:

To Parent or Merger Subs:

EQT Corporation

2200 Energy Drive

Canonsburg, PA 15317

Attention:	General Counsel
Email:	wijordan@eqt.com

with copies to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention:	David B. Feirstein, P.C.

Steven M. Choi

Email:	david.feirstein@kirkland.com

steven.choi@kirkland.com

and

Kirkland & Ellis LLP

609 Main Street, Suite 4700

Houston, TX 77002

Attention:	Cyril V. Jones, P.C.

Bobbi Worbington

Email:	cyril.jones@kirkland.com

bobbi.worbington@kirkland.com

To the Company:

Range Resources Corporation

100 Throckmorton Street, Suite 1200

Fort Worth, Texas 76102

Attention:	Erin W. McDowell
Email:	emcdowell@rangeresources.com

with copies to:

Gibson, Dunn & Crutcher LLP

811 Main Street, Suite 3000

Houston, TX 77002

Attention:	Tull R. Florey

Jeffrey A. Chapman

Email:	tflorey@gibsondunn.com

jchapman@gibsondunn.com

or to such other address as any party shall specify by written notice so given. Any Party to this Agreement may notify any other Party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five (5) business days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the Parties without the prior written consent of the other Parties. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and assigns. Any purported assignment not permitted under this Section 8.8 shall be null and void.

Section 8.9 Severability. Any term or provision of this Agreement which is held to be invalid or unenforceable in a court of competent jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.10 Entire Agreement. This Agreement together with the exhibits hereto, schedules hereto, and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof, and this Agreement is not intended to grant standing to any person other than the Parties.

Section 8.11 Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Subs or, in the case of a waiver, by the Party against whom the waiver is to be effective; provided, however, that after receipt of the Company Shareholder Approval or Parent Shareholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of the NYSE require further approval of the shareholders of the Company or the approval of the shareholders of Parent, as applicable, the effectiveness of such amendment or waiver shall be subject to the approval of the shareholders of the Company or the shareholders of Parent, as applicable. Notwithstanding the foregoing, no failure or delay by any Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.12 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the Parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.13 No Third-Party Beneficiaries. Each of Parent, Merger Subs and the Company agrees that (a) their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the Company or Parent and Merger Subs, as applicable, in accordance with and subject to the terms of this Agreement, and (b) except for (i) the provisions of Section 5.11 (which, from and after the Effective Time, shall be for the benefit of the Indemnified Parties), (ii) the right of the Company’s shareholders to receive the Merger Consideration on the terms and conditions of this Agreement and (iii) prior to the Effective Time, the right of the Company, on its own behalf, to pursue damages (which shall not be limited to reimbursement of expenses or out-of-pocket costs and shall include damages based on the loss of the economic benefits of the Mergers suffered by the Company or the Company’s shareholders, including the loss of any premium or other economic entitlement that the Company’s shareholders would be entitled to receive pursuant to this Agreement if the Mergers were consummated, in each case as contemplated by Section 261(a)(1) of the DGCL) and other relief (including equitable relief) for the benefit of the Company (including with respect to damages measured by losses suffered by the Company’s shareholders) in the event of Parent’s or Merger Subs’ failure to effect the Mergers as required by this Agreement or as a result of a Willful Breach or Fraud by Parent or Merger Subs (it being agreed that, except as contemplated by clause (ii) above, in no event shall any shareholder of the Company be entitled to enforce any of Parent’s or Merger Subs’ obligations under this Agreement or to pursue any such damages directly, but rather the Company shall have the sole and exclusive right to do so in its sole and absolute discretion, in its own right, including with respect to damages measured by losses suffered by the Company’s shareholders, and the Company shall be entitled to enforce Parent’s and Merger Subs’ payment obligations in respect of such damages and to retain the amount of any such damages so received, in each case in accordance with Section 261(a)(1) of the DGCL), this Agreement is not intended to, and does not, confer upon any person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

Section 8.14 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. The words “ordinary course” or “ordinary course of business” shall be construed to mean an action taken, or omitted to be taken, by any Person in the ordinary course of such Person’s business consistent with past practices. The terms “shareholder” and “stockholder” have the same meaning, and references to the shareholders of the Company or Merger Sub mean its stockholders as used in the DGCL. All references in this Agreement to “$” or “dollars” shall be to U.S. dollars. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. Each of the Parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.15 Definitions.

(a) As used in this Agreement:

(i) “Affiliate” or “affiliate” means, with respect to a specified person, any other person, whether now in existence or hereafter created, directly or indirectly controlling, controlled by or under direct or indirect common control with such specified person. For purposes of this definition and the definition of Subsidiary, “control” (including, with correlative meanings, “controlling,” “controlled by” and “under common control with”) means, with respect to a person, the power to direct or cause the direction of the management and policies of such person, directly or indirectly, whether through the ownership of equity interests, including but not limited to voting securities, by contract or agency or otherwise. Notwithstanding the foregoing, no joint venture in which Parent owns a non-controlling interest shall be deemed Affiliates of Parent.

(ii) “Antitrust Laws” means the Sherman Antitrust Act, the Clayton Antitrust Act, the HSR Act, the Federal Trade Commission Act and all other Laws whether in any domestic or foreign jurisdiction, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the Mergers.

(iii) “Benefit Plan” means any welfare plan (as defined in Section 3(1) of ERISA, whether or not subject to ERISA), pension plan (as defined in Section 3(2) of ERISA whether or not subject to ERISA) or equity or equity-based, bonus, incentive, deferred compensation, employment, individual, consulting, severance, change in control, retention, termination, pension, retirement, profit sharing, health, welfare, vacation, paid time off, fringe or other compensation or benefit plan, program, policy, agreement or arrangement.

(iv) “business day” means any day other than a Saturday, a Sunday or a legal holiday for commercial banks in New York, New York.

(v) “Company Acquisition Proposal” means any bona fide offer or proposal, whether or not in writing, or any bona fide written indication of interest, received from or made public by a third party (other than an offer, proposal or indication of interest by Parent, Merger Subs or their respective Affiliates) relating to any Company Acquisition Transaction.

(vi) “Company Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) pursuant to which any person or group of persons, other than Parent, Merger Subs or their respective Affiliates, (A) directly or indirectly acquires (whether in a single transaction or a series of related transactions, and whether through merger, tender offer, exchange offer, business combination, consolidation, recapitalization, dissolution, liquidation or otherwise) assets of the Company and its Subsidiaries equal to twenty percent (20%) or more of the Company’s consolidated assets (based on their fair market value thereof) or to which twenty percent (20%) or more of the Company’s revenues or earnings on a consolidated basis are attributable, (B) directly or indirectly acquires (whether in a single transaction or a series of related transactions, and whether through merger, tender offer, exchange offer, business combination, consolidation, recapitalization, dissolution, liquidation or otherwise) beneficial ownership (within the meaning of Section 13 under the Exchange Act) of twenty percent (20%) or more of any class of equity securities (including voting power) of the Company entitled to vote with respect to the approval of this Agreement or (C) any combination of the foregoing.

(vii) “Company Benefit Plan” means each Benefit Plan that is sponsored, maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries, or under or with respect to which the Company or any of its Subsidiaries has any liability or obligation (contingent or otherwise), including on account of any of its ERISA Affiliates.

(viii) “Company Breakup Fee” means $423 million.

(ix) “Company Common Stock” means the Company’s common stock, $0.01 par value per share.

(x) “Company Credit Agreement” means the Eighth Amended and Restated Credit Agreement, dated as of October 2, 2025, by and among Range Resources Corporation, as the borrower, JPMorgan Chase Bank, National Association, as administrative agent and a letter of credit issuer, and each other letter of credit issuer and bank, financial institution or other lending institution from time to time party thereto as a lender, as amended.

(xi) “Company Equity Awards” means, collectively, Company Restricted Stock Awards, Company RSU Awards, Company PSU Awards, and Company Deferred Units.

(xii) “Company Equity Plan” means the Company’s Amended and Restated 2005 Equity-Based Compensation Plan, the Company’s Amended and Restated 2019 Equity-Based Compensation Plan, the Company’s Amended and Restated 2004 Deferred Compensation Plan for Directors and Select Employees, and the Company’s Amended and Restated Deferred Compensation Plan for Directors and Select Employees, each as amended from time to time, and any predecessor or successor equity compensation plan or other arrangement pursuant to which compensatory equity awards have been granted by the Company.

(xiii) “Company CIC Severance Plans” means the Company’s Amended and Restated Executive Change in Control Severance Benefit Plan and Amended and Restated Employee Change in Control Severance Benefit Plan, each as amended from time to time.

(xiv) “Company Executive Officer” means an officer of the Company or a Subsidiary thereof for purposes of Section 16 of the Exchange Act.

(xv) “Company Intervening Event” means any material event, fact, circumstance, development or occurrence that is not known or reasonably foreseeable to the Company Board prior to the date of this Agreement (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable as of the date of this Agreement); provided, however, that such event, fact, circumstance, development or occurrence shall not constitute a Company Intervening Event if such event, fact, circumstance, development or occurrence results from or arises out of (A) any changes or developments in prices for oil, natural gas, refined products, condensates or natural gas liquids or other commodities or for Parent’s or the Company’s or their respective Subsidiaries’ raw material inputs and end products, (B) the announcement or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby (including the impact thereof on the relationships, contractual or otherwise, with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding with respect to the Mergers or any of the other transactions contemplated by this Agreement), (C) any Company Acquisition Proposal or Company Superior Offer, (D) any changes in the share price or trading volume of the

Parent Shares or shares of Company Common Stock or in the credit rating of Parent, the Company or any of their respective Subsidiaries (provided that the exception in this clause (D) shall not prevent or otherwise affect a determination that any event, fact, circumstance, development or occurrence underlying such change has resulted in a Company Intervening Event) or (E) any failure by Parent, the Company or any of their respective Subsidiaries to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided that the exception in this clause (E) shall not prevent or otherwise affect a determination that any event, fact, circumstance, development or occurrence underlying such failure has resulted in a Company Intervening Event).

(xvi) “Company Material Adverse Effect” means an event, change, effect, development or occurrence that, individually, or in the aggregate together with all other events, changes, effects, developments or changes, has had, or would reasonably be expected to have, a material adverse effect on (x) the business, financial condition or continuing results of operations of the Company and its Subsidiaries, taken as a whole, or (y) the ability of the Company to consummate the transactions contemplated by this Agreement; provided, however, that, with respect to clause (x) only, in no event would any event, change, effect, development or occurrence resulting from, relating to or arising out of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably likely be, a “Company Material Adverse Effect:” (A) any changes or developments in the natural gas or natural gas liquids industries, including production, exploration, gathering, compressing, treating, processing, fractionation and transportation industry generally, (B) any changes or developments in prices for oil, natural gas, refined products, condensates or natural gas liquids or other commodities or for the Company’s or its Subsidiaries’ raw material inputs and end products, (C) the announcement or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby (including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding with respect to the Mergers or any of the other transactions contemplated by this Agreement (provided that the exceptions set forth in this clause (C) shall not apply in connection with any breach or inaccuracy of a representation or warranty set forth in this Agreement expressly addressing the consequences of the announcement or existence of, compliance with or performance under, this Agreement)), (D) any taking of any action at the express request, approval or consent of Parent or Merger Subs, (E) any adoption, implementation, promulgation, repeal, modification, supplementation, reinterpretation or proposal of any rule, regulation, ordinance, order, treaty, protocol or any other Law of or by any national, regional, tribal, state or local Governmental Entity, or market administrator, (F) any changes in GAAP or accounting standards or interpretations thereof, in each case, after the date of this Agreement, (G) any changes or developments in or generally affecting the economy, the financial, credit or securities markets, or political, legislative or regulatory conditions, in each case in the United States or elsewhere in the world, (H) any hurricane, cyclone, tornado, earthquake, flood, tsunami, natural disaster, weather and/or geographical condition, act of God or other comparable events or outbreak or escalation of hostilities or war (whether or not declared and, for the avoidance of doubt, including the current conflict between the Russian

Federation and Ukraine, the conflict involving Iran and the war and/or conflict between Israel and Hamas and related military operations), military actions or any act of sabotage or terrorism, cyber-attack or national or international political or social conditions, (I) any Contagion Event or other force majeure event, or any worsening of such matters, or any declaration of martial law, quarantine or similar directive, policy or guidance or Law or other action by any Governmental Entity in response thereto, (J) any failure by the Company or any Subsidiary of the Company to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided that the exception in this clause (J) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect so long as it is not otherwise excluded by this definition), (K) any changes in the share price or trading volume of the shares of Company Common Stock, in the credit rating of the Company or any of its Subsidiaries or in the price or trading volume of the Senior Notes (provided that the exception in this clause (K) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such change has resulted in, or contributed to, a Company Material Adverse Effect so long as it is not otherwise excluded by this definition), or (L) any worsening of the circumstances referred in to clause (G), (H) or (I) to the extent existing as of the date of this Agreement; except, in each case with respect to clauses (A)-(B) and (E)-(I), to the extent disproportionately and adversely affecting the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries operate, in which case only the incremental disproportionate, adverse effect relative to other similarly situated companies in the industries in which the Company and its Subsidiaries operate may be taken into account in determining whether there has been, or would reasonably likely be, a “Company Material Adverse Effect.”

(xvii) “Company Permitted Encumbrance” means any of the following: (A) any Company Permitted Liens applicable to Rights-of-Way, Company Owned Real Property or Company Real Property Leases; (B) any obligations or duties reserved to or vested in any municipality or other Governmental Entity to regulate any of the Company’s or its Subsidiaries’ real property in any manner including all applicable Laws, to the extent not violated in any material respect by the current use and operation of the applicable real property, which regulations do not, and would not be expected to, materially detract from the value of or interfere with the ownership, use or operation of the assets of the Company or its Subsidiaries; (C) the terms and conditions of Company Owned Real Property, Company Real Property Leases, and Rights-of-Way, to the extent not violated in any material respect by the current use and operation of the applicable real property, which terms do not, and would not be expected to, materially detract from the value of or interfere with the ownership, use or operation of the assets of the Company or its Subsidiaries; (D) any required third party consents to assignment and similar agreements and obligations with respect to which prior to Closing (i) waivers or consents have been obtained from the appropriate Person, (ii) the applicable period of time for asserting such rights has expired without any exercise of such rights, (iii) such consents are not to be unreasonably withheld, conditioned or delayed and will not render assignment void ab initio or give rise to a continuing termination right or (iv) expressly do not require consent prior to transfers due to operation of Law; (E) terms and conditions of Rights-of-Way, permits, surface leases, encroachment agreements and other rights or agreements, including crossing agreements with respect to surface obligations, pipelines, conditions, covenants or other restrictions granted to the Company or its Subsidiaries or by the Company or its Subsidiaries to related parties or third parties, including, without limitation, those terms and conditions of such a kind or nature or upon such terms as typically permitted by similarly situated entities in the industry and do not in the aggregate materially affect the Company’s or its Subsidiaries’ operations; (F) any interests in real property granted to third parties or reserved from grants to the Company or its Subsidiaries, including without limitation, Rights-of-Way, surface leases, crossing rights and amendments, encroachments, subleases, licenses, real property interests of any kind, modifications, and releases of Rights-of-Way, easements and surface leases that, in each case, do not and would not reasonably be expected to materially impair the Company’s or its Subsidiaries’ operations as currently operated and are otherwise granted in the ordinary course of the Company’s or its Subsidiary’s operations, or in the Company’s or its Subsidiaries’ discretion, including without limitation, reservation of any real property rights by landowner, coal, oil and gas, surface or other owners in terms and conditions of any real property instrument granted to the Company or its Subsidiary; (G) with respect to Rights-of-Way, restrictions on the exercise of any of the rights under a granting instrument or other real property interest that are set forth or referenced therein or in another executed agreement, that is of public record; provided that a memorandum of such agreement or recital thereto shall be sufficient record of such agreement; (H) any curable defects of title, including without limitation, status of record of any real property interests, encumbrance or irregularities which do not individually or in the aggregate, materially detract from the value of or materially interfere with the use and ownership of the interests of the Company or its Subsidiaries subject thereto (as currently used or owned); and which would be accepted or waived by a reasonably prudent purchaser engaged in the business of owning and operating oil and gas midstream, storage and transmission or water properties; and/or (I) any ordinary course terms, conditions or status of commercial agreements between the Company or its Subsidiaries and third parties (other than as a result of a material breach or default under such agreement) that do not secure indebtedness for borrowed money.

(xviii) “Company Permitted Lien” means (A) any Lien (1) for Taxes or governmental assessments, charges or claims of payment not yet delinquent or being contested in good faith and for which adequate accruals or reserves have been established, (2) that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business for amounts not yet delinquent or being contested in good faith and for which adequate accruals or reserves have been established, (3) arising under conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business (provided, however, that such Lien (A) secures obligations that are not indebtedness for borrowed money and are not yet delinquent or are being contested in good faith and for which adequate accruals or reserves have been established and (B) does not materially and adversely affect the value, use or operation of the property encumbered thereby), (4) not created by the Company or its Subsidiaries that encumber only the underlying fee or other real property interest of a Company Leased Real Property, (5) that is disclosed on the most recent consolidated balance sheet of the Company included in the Company SEC Documents or notes thereto or securing liabilities reflected on such balance sheet, (6) arising under or pursuant to the

Company Organizational Documents or the organizational documents of any Subsidiary of the Company, (7) created pursuant to the agreements set forth on Section 8.15(a)(ii) of the Company Disclosure Schedule (other than as a result of a breach or default under such agreement), (8) disclosed on or uncovered by any title commitment, title policy, title report or surveys made available to Parent prior to the date hereof (provided, however, that such Lien does not materially and adversely affect the value, use or operation of the property encumbered thereby), (9) created by or on behalf of Parent or its Affiliates, (10) arising out of, under or in connection with this Agreement or the transactions contemplated hereby, (11) that are discharged in full at or prior to Closing, at no cost to Parent, the Company or its Subsidiaries or (12) non-exclusive licenses of Intellectual Property granted in the ordinary course of business.

(xix) “Company Preferred Stock” means the Company’s preferred stock, $1.00 par value per share.

(xx) “Company Restricted Stock Award” means each award of shares of restricted Company Common Stock granted pursuant to a Company Equity Plan that is subject to vesting, forfeiture, or repurchase by the Company. For clarity, “Company Restricted Stock Award” shall not include any restricted shares that have been deferred under the Company’s Amended and Restated 2004 Deferred Compensation Plan for Directors and Select Employees or Amended and Restated Deferred Compensation Plan for Directors and Select Employees, which shall be considered to be Company Deferred Units.

(xxi) “Company Service Provider” means each current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries.

(xxii) “Company Superior Offer” means a bona fide written Company Acquisition Proposal for a Company Acquisition Transaction (with references in the definition thereof to “twenty percent (20%)” being deemed to be replaced with references to “seventy-five percent (75%)”) on terms that the Company Board, or any committee thereof, determines, in good faith, after consultation with the Company’s financial advisors and outside legal counsel, is (A) if accepted, reasonably likely to be consummated in accordance with its terms and (B) if consummated, more favorable to the Company and its shareholders (including, without limitation, from a financial point of view) than the Mergers and the transactions contemplated by this Agreement (taking into account at the time of determination (x) any proposal by Parent to amend or modify the terms of this Agreement which are committed to in writing and (y) such other factors deemed relevant by the Company Board, or any committee thereof, including the form of consideration, timing, likelihood of consummation, the identity of the person making the proposal, required approvals, conditions to consummation, and other factors that the Company Board may consider in the exercise of its fiduciary duties).

(xxiii) “Company Tax Counsel” means Gibson, Dunn & Crutcher LLP.

(xxiv) “Contagion Event” means the outbreak and ongoing effects of contagious disease, epidemic or pandemic.

(xxv) “Data Security Requirements” means, collectively, all of the following to the extent relating to the access, collection, use, processing, storage, sharing, distribution, transfer, disclosure, security, destruction, or disposal of any Personal Information or otherwise relating to privacy, security, or security breach notification requirements: (A) the Parties’ own external policies and procedures and (B) all applicable Laws.

(xxvi) “DTC” means the Depository Trust Company.

(xxvii) “Emergency” means any sudden, unexpected or abnormal event which causes, or imminently risks causing, physical damage to or the endangerment of the safety or operational condition of any property, endangerment of health or safety of any Person, or death or injury to any Person, or damage to the environment, in each case, whether caused by war (whether declared or undeclared), acts of terrorism or sabotage, cyber-attacks, weather events, epidemics, outages, explosions, regulatory requirements, blockades, insurrections, riots, landslides, earthquakes, storms, hurricanes, lightning, floods, extreme cold or freezing, extreme heat, washouts, force majeure declared by a third party, acts of Governmental Entities, including, but not limited to, confiscation or seizure, or otherwise.

(xxviii) “Environmental Law” means any Law relating to public or worker health and safety (regarding exposure to Hazardous Materials), pollution, the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource or environmental media), or any exposure to or release of, or the management of (including the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production or disposal of) any Hazardous Materials, in each case as in effect as of or prior to the Closing Date.

(xxix) “ERISA” means the Employee Retirement Income Security Act of 1974.

(xxx) “ERISA Affiliate” means, with respect to any Person, entity, trade or business (whether or not incorporated), that, at any relevant time, is or was treated as a single employer with any other Person, entity, trade or business (whether or not incorporated) within the meaning of Section 414(b), (c), (m) or (o) of the Code.

(xxxi) “Financing” means any debt incurred or equity securities issued or to be issued, including in a public offering or private placement or borrowing under revolving, long-term or bridge loans, in each case by Parent or any of its Subsidiaries in connection with the Mergers.

(xxxii) “Financing Sources” means any underwriter, initial purchaser, syndicate or other group engaged for any and all purposes of any Financing, including the parties providing or arranging financing pursuant to any commitment letters, engagement letters, underwriting agreements, securities purchase agreements, sales agreements, indentures, credit or joint venture participations or other agreements entered pursuant thereto or relating thereto, together with their Affiliates, officers, directors, employees, agents, advisors, and representatives and their respective successors and permitted assigns.

(xxxiii) “Fraud” means actual and intentional misrepresentation with the intent to deceive and upon which such other party has relied to its detriment; provided that “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud, constructive fraud or any torts based on negligence or recklessness.

(xxxiv) “Government Shutdown” means any shutdown of certain United States federal government services provided by the United States Federal Trade Commission and the United States Department of Justice Antitrust Division to review the transactions contemplated by this Agreement under the HSR Act.

(xxxv) “Governmental Entity” means any federal, state, local, tribal or foreign government, court of competent jurisdiction, governmental or quasi-governmental agency, commission or other authority, legislature, executive, arbitral (whether public or private), administrative or regulatory body exercising authority over an applicable person comparable to any of the foregoing, or any instrumentality of any the foregoing.

(xxxvi) “Hazardous Materials” means all substances, materials or wastes regulated by, or for which standards of conduct or liability may be imposed under, any Environmental Law, including any regulated pollutant or contaminant (including any constituent, raw material, product or by-product thereof), petroleum or natural gas hydrocarbons or any liquid or fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls, lead, per- and polyfluoroalkyl substances, toxic mold, naturally occurring radioactive materials, any hazardous waste, and any radioactive substance, material or agent.

(xxxvii) “Intellectual Property” means all intellectual property rights recognized under applicable Law, including all: (A) issued patents and applications therefor, together with any reissues, divisionals, continuations, continuations-in-part, extensions, provisional or supplemental protection certificates, renewals and reexaminations thereof; (B) trademarks, service marks, trade dress, trade names, brand names, logos and corporate names, including all goodwill associated therewith and renewals thereof; (C) internet domain names; (D) copyrights, whether or not registered or published, and registrations and applications for registration therefor and renewals thereof; and (E) trade secrets and know-how (including methods, procedures, processes and compilation of data) which are not generally known; in each case, of the foregoing clauses (A) through (E), to the extent protectable by applicable Law.

(xxxviii) “IT Assets” means, with respect to any person, the computers, software, servers, routers, hubs, switches, circuits, networks, data communications lines and all other information technology infrastructure and equipment of such person and its Subsidiaries that are owned or controlled by such person and its Subsidiaries and used in connection with the operation of its business.

(xxxix) “knowledge” means (A) with respect to Parent and its Subsidiaries, the actual knowledge of the individuals listed in Section 8.15(a)(xxxix)(A) of the Parent Disclosure Schedule, upon reasonable inquiry of such individual’s direct reports and (B) with respect to the Company and its Subsidiaries, the actual knowledge of the individuals listed in Section 8.15(a)(xxxix)(B) of the Company Disclosure Schedule, upon reasonable inquiry of such individual’s direct reports.

(xl) “Oil and Gas Leases” means all leases, subleases, licenses or other occupancy or similar agreements under which Parent or any of its Subsidiaries leases, subleases or licenses or otherwise acquires or obtains the right to explore for, prospect, drill, develop and/or produce hydrocarbons or any other real property which is material to the business of Parent or its Subsidiaries.

(xli) “Oil and Gas Properties” means (A) all direct and indirect interests in and rights with respect to hydrocarbon, mineral, water and similar properties of any kind and nature, including all Oil and Gas Leases and the interests in lands covered thereby or included in units with which the Oil and Gas Leases may have been pooled, communitized or unitized, working, leasehold and mineral interests and estates and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests, non-participating royalty interests and other non-working interests and non-operating interests (including all Oil and Gas Leases, operating agreements, unitization, communitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, and in each case, interests thereunder), fee interests, reversionary interests, back-in interests, reservations, and concessions and (B) all wells located on or producing from or injecting on any of the Oil and Gas Leases, units or mineral interests and the rights to all hydrocarbons and other minerals producing therefrom.

(xlii) “Parent Acquisition Proposal” means any bona fide offer or proposal, whether or not in writing, or any bona fide written indication of interest, received from or made public by a third party (other than an offer, proposal or indication of interest by the Company or its Affiliates) relating to any Parent Acquisition Transaction.

(xliii) “Parent Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) pursuant to which any person or group of persons, other than the Company or its Affiliates, (A) directly or indirectly acquires (whether in a single transaction or a series of related transactions, and whether through merger, tender offer, exchange offer, business combination, consolidation, recapitalization, dissolution, liquidation or otherwise) assets of Parent and its Subsidiaries equal to twenty percent (20%) or more of Parent’s consolidated assets (based on their fair market value thereof) or to which twenty percent (20%) or more of Parent’s revenues or earnings on a consolidated basis are attributable, (B) directly or indirectly acquires (whether in a single transaction or a series of related transactions, and whether through merger, tender offer, exchange offer, business combination, consolidation, recapitalization, dissolution, liquidation or otherwise) beneficial ownership (within the meaning of Section 13 under the Exchange Act) of twenty percent (20%) or more of any class of equity securities (including voting power) of Parent entitled to vote with respect to the approval of this Agreement or (C) any combination of the foregoing.

(xliv) “Parent Benefit Plan” means each Benefit Plan that is sponsored, maintained, contributed to or required to be contributed to by Parent or any of its Subsidiaries, or under or with respect to which Parent or any of its Subsidiaries has any liability or obligation (contingent or otherwise), including on account of any of its ERISA Affiliates.

(xlv) “Parent Breakup Fee” means $1,148 million.

(xlvi) “Parent Executive Officer” means an officer of Parent or a Subsidiary thereof for purposes of Section 16 of the Exchange Act.

(xlvii) “Parent Intervening Event” means any material event, fact, circumstance, development or occurrence that is not known or reasonably foreseeable to the Parent Board prior to the date of this Agreement (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable as of the date of this Agreement); provided, however, that such event, fact, circumstance, development or occurrence shall not constitute a Parent Intervening Event if such event, fact, circumstance, development or occurrence results from or arises out of (A) any changes or developments in prices for oil, natural gas, refined products, condensates or natural gas liquids or other commodities or for Parent’s or the Company’s or their respective Subsidiaries’ raw material inputs and end products, (B) the announcement or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby (including the impact thereof on the relationships, contractual or otherwise, with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding with respect to the Mergers or any of the other transactions contemplated by this Agreement), (C) any Parent Acquisition Proposal or Parent Superior Offer, (D) any changes in the share price or trading volume of the Parent Shares or shares of Company Common Stock or in the credit rating of Parent, the Company or any of their respective Subsidiaries (provided that the exception in this clause (D) shall not prevent or otherwise affect a determination that any event, fact, circumstance, development or occurrence underlying such change has resulted in a Parent Intervening Event) or (E) any failure by Parent, the Company or any of their respective Subsidiaries to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided that the exception in this clause (E) shall not prevent or otherwise affect a determination that any event, fact, circumstance, development or occurrence underlying such failure has resulted in a Parent Intervening Event).

(xlviii) “Parent Material Adverse Effect” means an event, change, effect, development or occurrence that, individually, or in the aggregate together with all other events, changes, effects, developments or changes, has had, or would reasonably be expected to have, a material adverse effect on (x) the business, financial condition or continuing results of operations of Parent and its Subsidiaries, taken as a whole, or (y) the ability of Parent or either Merger Sub to consummate the transactions contemplated by this Agreement; provided, however, that, with respect to clause (x) only, in no event would any event, change, effect, development or occurrence resulting from, relating to or arising out of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably likely be, a “Parent Material Adverse Effect:” (A) any changes or developments in the natural gas or natural gas liquids industries, including production, exploration, gathering, compressing, treating, processing, fractionation and transportation industry generally, (B) any changes or developments in prices for oil, natural gas, refined products, condensates or natural gas liquids or other commodities or for Parent’s or its Subsidiaries’ raw material inputs and end products, (C) the announcement or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby (including the impact thereof on the relationships, contractual or otherwise, of Parent or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding with respect to the Mergers or any of the other transactions contemplated by this Agreement (provided that the exceptions set forth in this clause (C) shall not apply in connection with any breach or inaccuracy of a representation or warranty set forth in this Agreement expressly addressing the consequences of the announcement or existence of, compliance with or performance under, this Agreement)), (D) any taking of any action at the express request, approval or consent of the Company, (E) any adoption, implementation, promulgation, repeal, modification, supplementation, reinterpretation or proposal of any rule, regulation, ordinance, order, treaty, protocol or any other Law of or by any national, regional, tribal, state or local Governmental Entity, or market administrator, (F) any changes in GAAP or accounting standards or interpretations thereof, in each case, after the date of this Agreement, (G) any changes or developments in or generally affecting the economy, the financial, credit or securities markets, or political, legislative or regulatory conditions, in each case in the United States or elsewhere in the world, (H) any hurricane, cyclone, tornado, earthquake, flood, tsunami, natural disaster, weather and/or geographical condition, act of God or other comparable events or outbreak or escalation of hostilities or war (whether or not declared and, for the avoidance of doubt, including the current conflict between the Russian Federation and Ukraine, the conflict involving Iran and the war and/or conflict between Israel and Hamas and related military operations), military actions or any act of sabotage or terrorism, cyber-attack or national or international political or social conditions, (I) any Contagion Event or other force majeure event, or any worsening of such matters, or any declaration of martial law, quarantine or similar directive, policy or guidance or Law or other action by any Governmental Entity in response thereto, (J) any failure by Parent or any Subsidiary of Parent to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided that the exception in this clause (J) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such failure has resulted in, or contributed to, a Parent Material Adverse Effect so long as it is not otherwise excluded by this definition), (K) any changes in the share price or trading volume of the Parent Shares or in the credit rating of Parent or any of its Subsidiaries (provided that the exception in this clause (K) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such change has resulted in, or contributed to, a Parent Material Adverse Effect so long as it is not otherwise excluded by this definition) or (L) any worsening of the circumstances referred in to clauses (G), (H) or (I) to the extent existing as of the date of this Agreement; except, in each case with respect to subclauses (A)-(B) and (E)-(I), to the extent disproportionately and adversely affecting Parent and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Parent and its Subsidiaries operate, in which case only the incremental disproportionate, adverse effect relative to other similarly situated companies in the industries in which Parent and its Subsidiaries operate may be taken into account in determining whether there has been, or would reasonably likely be, a “Parent Material Adverse Effect.”

(xlix) “Parent Permitted Encumbrance” means any of the following: (A) any Parent Permitted Liens applicable to Rights-of-Way, Parent Owned Real Property or Parent Real Property Leases; (B) any obligations or duties reserved to or vested in any municipality or other Governmental Entity to regulate any of Parent’s or its Subsidiaries’ real property in any manner including all applicable Laws to the extent not violated in any material respect by the current use and operation of the applicable real property, which regulations do not, and would not be expected to, materially detract from the value of or interfere with the ownership, use or operation of the assets of Parent or its Subsidiaries; (C) the terms and conditions of Parent Owned Real Property, Parent Real Property Leases, and Rights-of-Way to the extent not violated in any material respect by the current use and operation of the applicable real property, which terms do not, and would not be expected to, materially detract from the value of or interfere with the ownership, use or operation of the assets of Parent or its Subsidiaries; (D) any required third party consents to assignment and similar agreements and obligations with respect to which prior to Closing (i) waivers or consents have been obtained from the appropriate Person, (ii) the applicable period of time for asserting such rights has expired without any exercise of such rights, (iii) such consents are not to be unreasonably withheld, conditioned or delayed and will not render assignment void ab initio or give rise to a continuing termination right or (iv) expressly do not require consent prior to transfers due to operation of Law; (E) terms and conditions of Rights-of-Way, permits, surface leases, encroachment agreements and other rights or agreements, including crossing agreements with respect to surface obligations, pipelines, conditions, covenants or other restrictions granted to Parent or its Subsidiaries or by Parent or its Subsidiaries to related parties or third parties, including, without limitation, those terms and conditions of such a kind or nature or upon such terms as typically permitted by similarly situated entities in the industry and/or do not in the aggregate materially affect Parent’s or its Subsidiaries’ operations; (F) any interests in real property granted to third parties or reserved from grants to Parent or its Subsidiaries, including, without limitation, Rights-of-Way, surface leases, crossing rights and amendments, encroachments, subleases, licenses, real property interests of any kind, modifications, and releases of Rights-of-Way, easements and surface leases that, in each case, do not and would not reasonably be expected to materially impair Parent’s or its Subsidiaries’ operations as currently operated and/or are otherwise granted in the ordinary course of Parent’s or its Subsidiary’s operations, or in Parent’s or its Subsidiaries’ discretion, including without limitation, reservation of any real property rights by landowner, coal, oil and gas, surface or other owners in terms and conditions of any real property instrument granted to Parent or its Subsidiary; (G) with respect to Rights-of-Way, restrictions on the exercise of any of the rights under a granting instrument or other real property interest that are set forth or referenced therein or in another executed agreement, that is of public record; provided that a memorandum of such agreement or recital thereto shall be sufficient record of such agreement; and/or (H) any ordinary course terms, conditions or status of commercial agreements between Parent or its Subsidiaries and third parties (other than as a result of a material breach or default under such agreement) that do not secure indebtedness for borrowed money.

(l) “Parent Permitted Lien” means (A) any Lien (1) for Taxes or governmental assessments, charges or claims of payment not yet delinquent or being contested in good faith and for which adequate accruals or reserves have been established, (2) that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business for amounts not yet delinquent, in each case, for which adequate reserves have been established in accordance with GAAP by the party responsible for payment thereof, (3) arising under conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business (provided, however, that such Lien (A) secures obligations that are not indebtedness for borrowed money and are not yet delinquent or are being contested in good faith and for which adequate accruals or reserves have been established and (B) does not materially and adversely affect the value, use or operation of the property encumbered thereby), (4) not created by Parent or its Subsidiaries that encumber only the underlying fee or other real property interest of a Parent Leased Real Property, (5) that is disclosed on the most recent consolidated balance sheet of Parent included in the Parent SEC Documents or notes thereto or securing liabilities reflected on such balance sheet, (6) arising under or pursuant to the Parent Organizational Documents or the organizational documents of any Subsidiary of Parent, (7) created pursuant to the agreements set forth on Section 4.2(b) of the Parent Disclosure Schedule (other than as a result of a breach or default under such agreement) that do not secure indebtedness for borrowed money, (8) disclosed on or uncovered by any title commitment, title policy, title report or surveys made available to the Company prior to the date hereof (provided, however, that such Lien does not materially and adversely affect the value, use or operation of the property encumbered thereby), (9) created by or on behalf of the Company or its Affiliates, (10) arising out of, under or in connection with this Agreement or the transactions contemplated hereby, (11) that are discharged in full at or prior to Closing, at no cost to Parent, the Company or its Subsidiaries or (12) non-exclusive licenses of Intellectual Property granted in the ordinary course of business.

(li) “Parent Service Provider” means each current or former director, officer, employee or independent contractor of Parent or any of its Subsidiaries, other than any Company Service Provider.

(lii) “Parent Shareholder Approval” means the approval of the Share Issuance by a majority of the votes cast at the Parent Shareholders’ Meeting.

(liii) “Parent Shares” means the common stock of Parent, no par value.

(liv) “Parent Superior Offer” means a bona fide written Parent Acquisition Proposal for a Parent Acquisition Transaction (with references in the definition thereof to “twenty percent (20%)” being deemed to be replaced with references to “seventy-five percent (75%)”) on terms that the Parent Board, or any committee thereof, determines, in good faith, after consultation with Parent’s financial advisors and outside legal counsel, is (A) if accepted, reasonably likely to be consummated in accordance with its terms and (B) if consummated, more favorable to Parent and its shareholders (including, without limitation, from a financial point of view) than the Mergers and the transactions contemplated by this Agreement (taking into account at the time of determination (x) any proposal by the Company to amend or modify the terms of this Agreement which are committed to in writing and (y) such other factors deemed relevant by the Parent Board, or any committee thereof, including the form of consideration, timing, likelihood of consummation, the identity of the person making the proposal, required approvals, conditions to consummation, and other factors that the Parent Board may consider in the exercise of its fiduciary duties).

(lv) “Parent Tax Counsel” means Kirkland & Ellis LLP.

(lvi) “Payoff Documentation” means, collectively, the Credit Agreement Payoff Letter and all termination and release documentation reasonably necessary to provide for or evidence the release of all guarantees supporting and all Liens securing the obligations under the Company Credit Agreement, including, if applicable, UCC termination statements, deed of trust releases, mortgage releases, account control agreement terminations or intellectual property releases.

(lvii) “Person” or “person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person.

(lviii) “Personal Information” means “personal information”, “personal data”, or any similar term as defined by applicable Law or by the Company or its Subsidiaries (as applicable) or by Parent or its Subsidiaries (as applicable) in any of their privacy policies, notices or contracts.

(lix) “Production Burden” means all royalty interests, overriding royalty interests, production payments, net profit interests or other similar interests that constitute a burden on, and are measured by or are payable out of, the production of hydrocarbons or the proceeds realized from the sale or other disposition thereof (including any amounts payable to publicly traded royalty trusts), other than Taxes and assessments of Governmental Entities.

(lx) “Regulatory Law” means the Sherman Act of 1890, the Clayton Antitrust Act of 1914, the Robinson-Patman Act, the NGA and the NGPA, the Norman Y. Mineta Research and Special Programs Improvement Act of 2004, the Pipeline Safety Act of 2011, the Hazardous Materials Safety Improvement Act of 2012, the PIPES Act of 2016, the Fixing Americas Surface Transportation Act, the PUHCA, the Communications Act of 1934, the HSR Act, the Federal Trade Commission Act, and all other federal, state, local or foreign statutes, rules, regulations, orders, injunctions, decisions, decrees, administrative and judicial doctrines and other Laws, including all antitrust, competition, merger control or trade regulation Laws, that are designed or intended to (i) prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade, price discrimination or lessening competition through merger or acquisition or (ii) protect the national security or the national economy of any nation.

(lxi) “Rights-of-Way” means easements, licenses, rights-of-way, permits, servitudes, leasehold estates and other similar real estate interests.

(lxii) “Security Incident” means any (A) cybersecurity incident, breach of security, phishing incident, or ransomware or malware attack affecting any IT Asset or (B) incident in which confidential information or Personal Information possessed, or controlled by the Company or any of its Subsidiaries (or by another Person on their behalf) or by Parent or any of its Subsidiaries (or by another Person on their behalf), as applicable, was (or may have been in any material respect) accessed, disclosed, destroyed, processed, used, or exfiltrated in an unauthorized manner.

(lxiii) “Senior Notes” means the Company’s 4.75% Senior Notes due 2030.

(lxiv) “Significant JV Entities” means, collectively, Mountain Valley Pipeline, LLC, Eureka Midstream Holdings, LLC and PipeBox LLC.

(lxv) “Single-Trigger Company PSU Award” means any Company PSU Award granted prior to December 11, 2024 that vests solely as a result of the Closing pursuant to the Company CIC Severance Plans or the applicable award agreement.

(lxvi) “Single-Trigger Company RSU Award” means any Company RSU Award granted prior to December 11, 2024 that vests solely as a result of the Closing pursuant to the Company CIC Severance Plans or the applicable award agreement.

(lxvii) “Subsidiary” means, with respect to any person, any corporation, limited liability company, partnership, association, or business entity, whether incorporated or unincorporated, of which (A) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that person or one or more Subsidiaries of that person or a combination thereof, (B) if a partnership (whether general or limited), a general partner interest is at the time owned or controlled, directly or indirectly, by that person or one or more Subsidiaries of that person or a combination thereof or (C) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that person or one or more Subsidiaries of that person or a combination thereof. For purposes hereof, a person or persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association, or other business entity (other than a corporation) if such person or persons shall be allocated a majority of limited liability company, partnership, association, or other business entity gains or losses.

(lxviii) “Takeover Laws” means any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar state anti-takeover Laws and regulations enacted under state or federal Laws in the United States that are applicable to the Company, Parent and their respective Subsidiaries in the context of the Mergers or any other transactions contemplated by this Agreement.

(lxix) “Tax” or “Taxes” means any and all U.S. federal, state or local or non-U.S. or provincial taxes, imposts, levies, customs, duties, fees, assessments and similar charges in the nature of a tax, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, environmental, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, including any and all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Entity in connection or with respect thereto.

(lxx) “Tax Proceeding” means any cause of action, audit, demand, litigation, suit, investigation, inquiry, or other proceeding at Law or in equity or order or ruling, in each case with respect to Taxes.

(lxxi) “Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes (and including any amendments with respect thereto).

(lxxii) “Treasury Regulations” means the regulations (including temporary regulations) promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references in this Agreement to sections of the Treasury Regulations shall include any corresponding provisions or provisions of succeeding, similar or substitute, temporary or final Treasury Regulations.

(lxxiii) “Willfully Breach” or “Willful Breach” means a material breach, or failure to perform, that is the consequence of a deliberate act or a deliberate failure to act by a breaching party with the knowledge that the taking of, or failure to take, such act would, or would be reasonably expected to, cause a material breach of this Agreement.

(b) Each of the following terms is defined in the section of this Agreement set forth opposite such term:

Action	Section 5.11(b)
Agreement	Preamble
Balance Sheet Date	Section 3.6
Book-Entry Shares	Section 2.4(b)(i)
Closing	Section 1.2
Closing Date	Section 1.2
COBRA	Section 3.9(c)
Code	Recitals
Company	Preamble

Company 401(k) Plan	Section 5.7(h)
Company Board	Recitals
Company Bonus Plan	Section 5.7(d)
Company Change of Recommendation	Section 5.4(f)(v)
Company Charter	Section 3.1(b)
Company Deferred Unit	Section 2.3(e)
Company Designees	Section 1.7
Company Disclosure Schedule	Preamble to Article III
Company Intellectual Property	Section 3.16(a)
Company Leased Real Property	Section 3.17(a)
Company Material Contracts	Section 3.20(a)
Company Organizational Documents	Section 3.1(b)
Company Owned Real Property	Section 3.17(a)
Company Permits	Section 3.7(b)
Company Personal Property	Section 3.25(a)
Company PSU Award	Section 2.3(c)
Company Real Property Leases	Section 3.17(a)
Company Recommendation	Section 3.3(a)
Company Reserve Engineer	Section 3.24(a)
Company Reserve Reports	Section 3.24(a)
Company RSU Award	Section 2.3(a)
Company SEC Documents	Section 3.4(a)
Company Shareholder Approval	Section 3.3(a)
Company Shareholders’ Meeting	Section 3.3(b)
Confidentiality Agreement	Section 5.3(b)
Continuing Employee	Section 5.7(a)
Contract	Section 3.20(a)
Credit Agreement Payoff Letter	Section 5.18(c)
Delaware LLC Act	Section 3.2(e)
Delaware LP Act	Section 3.2(e)
DGCL	Section 1.1(a)
Earned PSU Shares	Section 2.3(c)
Effective Time	Section 1.3(a)
Eligible Shares	Section 2.1(b)(i)
End Date	Section 7.1(b)
Exchange Act	Section 3.4(a)
Exchange Agency Agreement	Section 2.4(a)
Exchange Agent	Section 2.4(a)
Exchange Fund	Section 2.4(a)
Exchange Ratio	Section 2.1(b)(i)
Excluded Benefits	Section 5.7(a)
Excluded Shares	Section 2.1(b)(ii)
FERC	Section 3.13(a)
First Merger	Recitals
First Step Certificate of Merger	Section 1.3(a)
First Step Surviving Corporation	Section 1.1(a)

GAAP	Section 3.4(b)
HSR Act	Section 3.3(b)
Indemnified Party	Section 5.11(b)
Labor Agreement	Section 3.15(a)
Law or Laws	Section 3.7(a)
Lien	Section 3.3(c)
LLC Sub	Preamble
Maximum Amount	Section 5.11(c)
Measurement Date	Section 3.2(a)
Merger Consideration	Section 2.1(b)(i)
Merger Sub	Preamble
Merger Subs	Preamble
Merger Documents	Section 1.3(b)
Mergers	Recitals
New Plans	Section 5.7(b)
NGA	Section 3.13(a)
NGPA	Section 3.13(a)
NYSE	Section 3.3(b)
Offer Documents	Section 5.19(a)
Old Plans	Section 5.7(c)
Parent	Preamble
Parent 401(k) Plan	Section 5.7(h)
Parent Board	Recitals
Parent Change of Recommendation	Section 5.5(f)(v)
Parent Deferred Unit	Section 2.3(e)
Parent Disclosure Schedule	Preamble to Article IV
Parent HoldCo	Recitals
Parent Holdings	Preamble
Parent Intellectual Property	Section 4.16(a)
Parent Leased Real Property	Section 4.17(a)
Parent Material Contracts	Section 4.19(a)
Parent Organizational Documents	Section 4.1(b)
Parent Owned Real Property	Section 4.17(a)
Parent Permits	Section 4.7(b)
Parent Personal Property	Section 4.24(a)
Parent Preferred Stock	Section 4.2(a)
Parent Real Property Leases	Section 4.17(a)
Parent Recommendation	Section 4.3(a)
Parent Reserve Engineer	Section 4.23(a)
Parent Reserve Reports	Section 4.23(a)
Parent RSU Award	Section 2.3(a)
Parent SEC Documents	Section 4.4(a)
Parent Shareholders’ Meeting	Section 3.3(b)
Parent Tax Certificate	Section 5.14(c)
Party or Parties	Preamble
Potential Bonus Recipient	Section 5.7(d)

Premerger Closure	Section 5.8(b)
Proxy Statement/Prospectus	Section 3.3(b)
PUHCA	Section 3.13(a)
Rabbi Trust Shares	Section 3.2(a)
Registration Statement	Section 4.3(b)
Releasor	Section 8.1
Remedies Exceptions	Section 3.17(a)
Remedy Action	Section 5.8(c)
Representatives	Section 5.3(a)
Sarbanes-Oxley Act	Section 3.5
SEC	Section 2.3(g)
Second Merger	Recitals
Second Step Certificate of Merger	Section 1.3(b)
Securities Act	Section 3.4(a)
Senior Notes Indenture	Section 5.19(a)
Senior Notes Offer	Section 5.19(a)
Share Issuance	Recitals
Specified Assumptions	Section 3.3(c)
Stock Certificate	Section 2.4(b)(iii)
Surviving Company	Section 1.1(b)
Tax Opinion	Section 5.14(c)
Termination Date	Section 5.1(a)
Trade Secrets	Section 3.16(d)
WARN Act	Section 3.15(b)
401(k) Plan Shares	Section 3.2(a)

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date first above written.

EQT CORPORATION

By:	/s/ Toby Z. Rice
	Name:	Toby Z. Rice
	Title:	President and Chief Executive Officer

EQT HOLDINGS LLC

By:	/s/ Jeremy T. Knop
	Name:	Jeremy T. Knop
	Title:	President

RHINO MERGER SUB INC.

By:	/s/ Toby Z. Rice
	Name:	Toby Z. Rice
	Title:	President

RHINO MERGER SUB LLC

By:	/s/ Toby Z. Rice
	Name:	Toby Z. Rice
	Title:	President

[Signature Page to Agreement and Plan of Merger]

RANGE RESOURCES CORPORATION

By:	/s/ Dennis L. Degner
	Name:	Dennis L. Degner
	Title:	Chief Executive Officer and President

[Signature Page to Agreement and Plan of Merger]

Exhibit 99.1

EQT Announces Strategic Acquisition of Range Resources,

Creating America’s Undisputed Natural Gas Champion

Canonsburg, PA and Fort Worth, TX, October 26, 2026 — EQT Corporation (“EQT”) (NYSE: EQT) and Range Resources Corporation (“Range”) (NYSE: RRC) today announced that they have entered into a definitive merger agreement, under which EQT will acquire Range in an all-stock transaction to create America’s leading natural gas company with a pro forma enterprise value over $50 billion. The combination brings together two of the highest-quality natural gas assets in North America, creating America’s largest and only vertically integrated natural gas producer with leading inventory depth and low-cost structure. Combined with a fortress balance sheet and the largest natural gas marketing platform in the country, these differentiated attributes solidify EQT as the operator of choice in the next era of demand-led natural gas growth.

Transaction Creates America’s Natural Gas Champion

•	Asset Scale: Combined company will have >9 Bcfe/d of net production and >30 years of inventory across nearly 3 million net acres in addition to >3,700 miles of critical midstream infrastructure

•	Strategic Positioning: Transaction positions EQT as the clear partner of choice for end users of natural gas, enhancing EQT’s abilities to serve Appalachian demand growth

•

Cost Structure: Improves EQT’s unlevered free cash flow breakeven(1) to less than $2 per MMBtu while increasing NGL diversification, ensuring robust free cash flow through all parts of the commodity cycle

•

Synergy Value: Expect $325 million of base annual synergies within two years across corporate, operations and commodities marketing, with a pathway to more than $600 million long-term from development and infrastructure optimization, improved margins from natural gas, LNG and NGL marketing efforts, and the ability to accelerate inventory development into contractual demand-led growth

•

Financial Profile: 100% stock transaction with a pro forma enterprise value of more than $50 billion; further strengthens EQT’s balance sheet and is expected to provide BBB quality credit metrics at closing

•

Earnings Power: Cumulative free cash flow(1) projected to be ~$20 billion over the next five years at recent strip pricing, creating shareholder value beyond what either company could achieve standalone

(1)

A non-GAAP financial measure. See the Non-GAAP Disclosures section of this news release for the definition of, and other important information regarding, this non-GAAP financial measure. Unlevered free cash flow breakeven is defined as the average Henry Hub price needed to generate positive unlevered free cash flow.

EQT President and CEO Toby Z. Rice stated, “This transaction brings together two of the highest-quality, longest-duration asset bases in North America and creates a company uniquely positioned for the next era of natural gas. As the lowest-cost natural gas producer in the industry, supported by multiple decades of high-quality inventory, the combined company will offer exceptional resilience through commodity cycles while maintaining significant upside to strengthening natural gas fundamentals. Additionally, our expanded resource base solidifies EQT as the operator of choice for premium, long-term supply arrangements and provides unique growth optionality underpinned by contractual demand. We believe this combination creates a must-own energy company capable of generating durable, through-cycle free cash flow while compounding value for shareholders for decades to come.”

“This combination of two highly successful operators with decades of inventory creates opportunities to build long-term value neither could fully realize independently,” said Dennis L. Degner, President and CEO of Range.

1

“Our Board of Directors unanimously determined that this transaction will enhance Range shareholders’ ability to participate in a constructive long-term natural gas and NGL macro outlook. The combined company will be uniquely positioned to capitalize on increasing demand for natural gas and liquids both domestically and internationally, delivering superior returns for investors. I want to thank our employees, whose hard work, dedication and commitment have positioned us to enter this next chapter of value creation with EQT.”

Transaction Details

Under the terms of the merger agreement, unanimously approved by the Board of Directors of both companies, EQT will acquire Range in an all-stock transaction. Each outstanding share of Range common stock will be exchanged for 0.987 shares of EQT common stock. As a result of the transaction, EQT’s existing shareholders are expected to own approximately 73% of the combined company and Range’s shareholders are expected to own approximately 27%.

The transaction is expected to close during the first quarter of 2027, subject to the receipt of required regulatory approvals and clearances, approval of the transaction by shareholders of both EQT and Range, and the satisfaction of other customary closing conditions. Upon the closing of the transaction, two representatives from Range, including Dennis Degner, will join EQT’s Board of Directors. EQT’s executive management team will lead the combined company with headquarters remaining in Canonsburg, Pennsylvania.

Advisors

Citi and RBC Capital Markets, LLC acted as financial advisors to EQT. Kirkland & Ellis LLP is serving as EQT’s legal counsel on the transaction. Evercore acted as lead financial advisor, J.P. Morgan Securities LLC also advised Range. Gibson, Dunn & Crutcher LLP is serving as Range’s legal counsel on the transaction.

Conference Call and Webcast Information

EQT and Range will hold a joint conference call to discuss the details of the transaction at 8:00 AM ET today, October 26, 2026, which will be broadcast live via webcast. The live audio webcast and accompanying presentation is available on EQT’s investor relations website, ir.eqt.com, under “Events & Presentations” and on Range’s investor relations website, ir.rangeresources.com, under “News & Events.” A replay will be archived in the same locations after the conclusion of the live event.

As a result of the announced transaction, EQT and Range are canceling their previously scheduled Q3 2026 earnings conference calls on October 28, 2026. Both companies will issue their Q3 2026 earnings results, as previously announced, after the market close on October 27, 2026.

EQT Investor Contact

Cameron Horwitz

Managing Director, Investor Relations & Strategy

412.445.8454

Cameron.Horwitz@eqt.com

EQT Media Contact

Amy Rogers

Head of Strategic Communications

412.738.5220

Amy.Rogers@eqt.com

Range Investor Contact

Laith Sando

SVP, Corporate Strategy & Investor Relations

817.869.4267

LSando@rangeresources.com

Range Media Contact

Mark Windle

Director Corporate Communications

724.873.3223

MWindle@rangeresources.com

About EQT Corporation

EQT Corporation is a premier, vertically integrated American natural gas company with upstream and midstream operations focused in the Appalachian Basin. We are dedicated to responsibly developing our world-class asset base and being the operator of choice for our stakeholders. By leveraging a culture that prioritizes operational efficiency, technology and sustainability, we seek to continuously improve the way we produce environmentally responsible, reliable and low-cost energy. We have a longstanding commitment to the safety of our employees, contractors, and communities, and to the reduction of our overall environmental footprint. Our values are evident in the way we operate and in how we interact each day – trust, teamwork, heart, and evolution are at the center of all we do.

EQT management speaks to investors from time to time and the analyst presentation for these discussions, which is updated periodically, is available via EQT’s investor relations website at ir.eqt.com.

About Range Resources Corporation

Range Resources Corporation is a leading U.S. independent natural gas and NGL producer with operations focused in the Appalachian Basin. The company is headquartered in Fort Worth, Texas. More information about Range can be found at www.rangeresources.com.

Cautionary Statements Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the federal securities laws. Statements that do not relate strictly to historical or current facts are forward-looking and are usually identified by the use of words such as “anticipates,” “believes,” “cause,” “continue,” “could,” “depend,” “develop,” “estimates,” “expects,” “forecasts,” “goal,” “guidance,” “have,” “impact,” “implement,” “increase,” “intends,” “lead,” “maintain,” “may,” “might,” “plans,” “potential,” “possible,” “projected,” “reduce,” “remain,” “result,” “scheduled,” “seek,” “should,” “will,” “would” and other similar words or expressions. The absence of such words or expressions does not necessarily mean the statements are not forward-looking. Without limiting the generality of the foregoing, forward-looking statements in this news release may include statements regarding the proposed transaction (the “proposed transaction”) between EQT and Range, the expected closing of the proposed transaction and the timing thereof and the pro forma combined company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, enterprise value, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, expected accretion to earnings and free cash flow and anticipated dividends. Information adjusted for the proposed transaction should not be considered a forecast of future results.

Forward-looking statements contained herein reflect the current views of EQT and Range about future events. Although EQT and Range believes such forward-looking statements are based on reasonable expectations and assumptions, statements made regarding future results are not guarantees of future performance and are inherently subject to significant business, economic, competitive, regulatory and other risks and uncertainties, many of which are difficult to predict and beyond EQT’s and Range’s control. Actual outcomes and results may be materially different from the results stated or implied in the forward-looking statements included in this news release due to a number of factors, including, but not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement related to the proposed transaction (the “Merger Agreement”); the possibility that shareholders of EQT may not approve the issuance of EQT shares required in the proposed transaction; the possibility that the shareholders of Range may not adopt the Merger Agreement; the risk that EQT or Range may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or required governmental and regulatory approvals may delay the proposed transaction or result in the imposition of conditions that could cause the parties to abandon the proposed transaction; the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all; risks related to disruption of management’s time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of EQT’s or Range’s common stock; the risk of any unexpected costs or expenses resulting from the proposed transaction; the risk of any litigation relating to the proposed transaction; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of EQT and Range to retain and hire key personnel, on the ability of EQT or Range to attract third-party customers and maintain their relationships with derivatives and joint venture counterparties and on EQT’s and Range’s operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of EQT and Range, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected; the volatility in commodity prices for crude oil and natural gas; the effect of future regulatory or legislative actions on EQT and Range or the industry in which they operate, including the risk of new restrictions with respect to oil and natural gas development activities; the risk that the credit ratings of the combined business may be different from what EQT and Range expect; the ability of management to execute its plans to meet its goals and other risks inherent in EQT’s and Range’s businesses; public health crises and any related government policies and actions; the potential disruption or interruption of EQT’s or Range’s operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terrorist acts, or other natural or human causes beyond EQT’s or Range’s control; and the combined company’s ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry. Additional information concerning risk factors is contained in EQT’s and Range’s Annual Reports on Form 10-K for the year ended December 31, 2025 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. All such factors are difficult to predict and are beyond EQT’s and Range’s control. Additional risks or uncertainties that are not currently known to EQT or Range, that EQT or Range currently deem to be immaterial, or that could apply to any company could also cause actual outcomes and results to differ materially from those included in the forward-looking statements in this news release.

Any forward-looking statement speaks only as of the date on which such statement is made. EQT and Range undertake no obligation to publicly correct or update the forward-looking statements in this news release, in other documents or on their respective websites to reflect new information, future events or otherwise, except as required by applicable law. All such statements are expressly qualified by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements as a prediction of actual results.

Important Information for Investors and Shareholders; Additional Information and Where to Find It

In connection with the proposed transaction, EQT intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”) that will include a joint proxy statement of EQT and Range and that will also constitute a prospectus of EQT (the “joint proxy statement/prospectus”). EQT and Range also intend to file other relevant documents regarding the proposed transaction with the SEC. This news release is not a substitute for the joint proxy statement/prospectus or the registration statement. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF EQT AND RANGE ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT EQT, RANGE, THE PROPOSED TRANSACTION, THE RISKS THERETO AND RELATED MATTERS. After the registration statement has been declared effective, a definitive joint proxy statement/prospectus will be mailed to the shareholders of EQT and the shareholders of Range. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus and other relevant documents filed or that will be filed with the SEC by EQT or Range through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by EQT may be obtained free of charge on EQT’s website at ir.eqt.com. Copies of the documents filed with the SEC by Range may be obtained free of charge on Range’s website at ir.rangeresources.com. The information included on, or accessible through, EQT’s or Range’s website is not incorporated by reference into this news release.

Participants in the Solicitation

EQT and Range and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction contemplated by the joint proxy statement/prospectus. Information regarding EQT’s directors and executive officers and their ownership of EQT’s securities is set forth in EQT’s filings with the SEC, including EQT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and its Definitive Proxy Statement on Schedule 14A that was filed with the SEC on February 26, 2026. To the extent such person’s ownership of EQT’s securities has changed since the filing of such proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Information regarding Range’s directors and executive officers and their ownership of Range’s securities is set forth in Range’s filings with the SEC, including Range’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and its Definitive Proxy Statement on Schedule 14A that was filed with the SEC on March 31, 2026. To the extent such person’s ownership of Range’s securities has changed since the filing of such proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus and other relevant materials that will be filed with the SEC regarding the proposed transaction when such documents become available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This news release relates to the proposed transaction. This press release is for informational purposes only and is not intended to and shall not constitute an offer to buy, sell or exchange, or the solicitation of an offer to buy, sell or exchange, any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Non-GAAP Disclosures

Adjusted Operating Cash Flow, Free Cash Flow and Unlevered Free Cash Flow

Adjusted operating cash flow is defined as net cash provided by operating activities less changes in other assets and liabilities. Free cash flow is defined as adjusted operating cash flow less accrual-based capital expenditures and capital contributions to equity method investments. Unlevered free cash flow is defined as free cash flow, less interest expense. EQT’s management believes that these measures provide useful information to external users of EQT’s consolidated financial statements, such as investors, industry analysts, lenders and ratings agencies, regarding EQT’s liquidity, including EQT’s ability to generate cash flow in excess of its capital requirements and return cash to shareholders. Adjusted operating cash flow, free cash flow and unlevered free cash flow should not be considered as alternatives to net cash provided by operating activities or any other measure of liquidity presented in accordance with GAAP.

EQT has not provided projected net cash provided by operating activities or a reconciliation of projected adjusted operating cash flow, free cash flow or unlevered free cash flow to projected net cash provided by operating activities, the most comparable financial measure calculated in accordance with GAAP. EQT is unable to project net cash provided by operating activities for any future period because this metric includes the impact of changes in operating assets and liabilities related to the timing of cash receipts and disbursements that may not relate to the period in which the operating activities occurred. EQT is unable to project these timing differences with any reasonable degree of accuracy without unreasonable efforts such as predicting the timing of its payments and its customers’ payments, with accuracy to a specific day, months in advance. Furthermore, EQT does not provide guidance with respect to its average realized price, among other items, that impact reconciling items between net cash provided by operating activities and adjusted operating cash flow, free cash flow and unlevered free cash flow. Natural gas prices are volatile and out of EQT’s control, and the timing of transactions and the income tax effects of future transactions and other items are difficult to accurately predict. Therefore, EQT is unable to provide projected net cash provided by operating activities, or the related reconciliation of projected adjusted operating cash flow, free cash flow or unlevered free cash flow to projected net cash provided by operating activities, without unreasonable effort.